PENGROWTH ENERGY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING

- AND -

MANAGEMENT INFORMATION CIRCULAR

For the Annual and Special Meeting of Unitholders

to be held on Tuesday, May 11, 2010

March 31, 2010

PENGROWTH ENERGY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO BE HELD ON TUESDAY, MAY 11, 2010

To Our Unitholders:

The annual and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) will be held at 3:00 p.m. (Calgary time) on Tuesday, May 11, 2010 in the Wildrose Ballroom at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, Canada, for the following purposes:

1.	to receive and consider the consolidated audited financial statements of the Trust for the year ended December 31, 2009 and the auditors’ report thereon;

2.	to appoint auditors of the Trust for the ensuing year and to authorize the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”), as administrator of the Trust, to fix their remuneration;

3.	to elect the directors of the Corporation for the ensuing year;

4.	to consider an ordinary resolution, the full text of which is set out in the Circular (as defined below), to: (i) approve amendments to the Trust’s security-based compensation arrangements to fix the maximum number of Trust Units reserved for issuance in connection therewith at five percent of the Trust Units issued and outstanding and to provide for consistent change of control provisions; and (ii) to approve the adoption of a new long term incentive plan, to be implemented upon the conversion of the Trust into a dividend paying corporation, as more particularly described in the Circular;

5.	to consider an extraordinary resolution, the full text of which is set out in the Circular, to approve and enact amended and restated by-laws of the Corporation;

6.	to transact such other business as may properly come before the Meeting or any adjournment of the Meeting.

Particulars of the matters to be brought before the Meeting are set forth in the accompanying management information circular of the Trust, dated March 31, 2010 (the “Circular”).

A Unitholder may attend the Meeting in person or may be represented thereat by proxy. Unitholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed instrument of proxy, or other appropriate form of proxy, in accordance with the instructions set forth in the Circular. An instrument of proxy will not be valid and acted upon at the Meeting or any adjournment thereof unless it is deposited at the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 24 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. A proxyholder need not be a Unitholder. If a Unitholder receives more than one proxy form because such Unitholder owns Trust Units registered in different names or addresses, each proxy form should be completed and returned.

The Board has fixed April 6, 2010 as the record date for the determination of Unitholders entitled to notice of, and to vote at, the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta this 31st day of March, 2010.

By Order Of The Board of Directors of Pengrowth Corporation, as administrator of the Trust

(signed) “Derek W. Evans”
President and Chief Executive Officer

APPENDICES
APPENDIX 1 – 2010 LONG TERM INCENTIVE PLAN
APPENDIX 2 – STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX 3 – MANDATE OF THE BOARD
APPENDIX 4 – TERMS OF REFERENCE OF THE CORPORATE GOVERNANCE COMMITTEE
APPENDIX 5 – TERMS OF REFERENCE OF THE COMPENSATION COMMITTEE
APPENDIX 6 – TERMS OF REFERENCE OF THE AUDIT COMMITTEE

SCHEDULES
SCHEDULE A – ORDINARY RESOLUTION TO APPROVE AMENDMENTS TO THE RIGHTS INCENTIVE PLAN AND THE DEU PLAN AND TO APPROVE THE 2010 LONG TERM INCENTIVE PLAN
SCHEDULE B – EXTRAORDINARY RESOLUTION TO APPROVE THE ENACTMENT OF AMENDED AND RESTATED BY-LAWS OF THE CORPORATION AND EXHIBIT B-1 TO SCHEDULE B – BY-LAWS
SCHEDULE C – DESCRIPTION OF PENGROWTH’S CURRENT LONG TERM INCENTIVE PLANS

2

GENERAL INFORMATION

This management information circular (the “Circular”) is provided to holders (“Unitholders”) of trust units (“Trust Units”) of Pengrowth Energy Trust (the “Trust”) in connection with the solicitation of voting proxies by the management of Pengrowth Corporation (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of Unitholders to be held at 3:00 p.m. (Calgary time) on Tuesday, May 11, 2010 in the Wildrose Ballroom at the Sheraton Suites Eau Claire, 255 Barclay Parade S.W., Calgary, Alberta, Canada, or at any adjournments to the Meeting.

The terms “we”, “us”, “our” or “Pengrowth” refer to the Trust on a consolidated basis and include all of the Trust’s directly or indirectly held wholly-owned subsidiaries.

DATE OF INFORMATION

Unless otherwise noted, information contained in this Circular is given as of March 31, 2010.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

Pursuant to Pengrowth’s amended and restated trust indenture dated July 1, 2009 (the “Trust Indenture”), the Trust is authorized to issue an unlimited number of Trust Units. At the close of business on March 29, 2010, there were 290,755,949 Trust Units outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of March 31, 2010, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Trust.

CURRENCY AND EXCHANGE RATE

All monetary figures are stated in Canadian currency, except as noted. On December 31, 2009, the reported noon exchange rate quoted by the Bank of Canada for Cdn.$1.00 was U.S.$0.9555.

VOTING INFORMATION: QUESTIONS AND ANSWERS

Your vote is very important to us. This section of the Circular provides you with information on how to vote your Trust Units. If you still have questions or concerns after reviewing this section, please contact our trustee, Computershare Trust Company of Canada (“Computershare” or the “Trustee”), at:

• North America:	(800) 564-6253

• Other locations:	(514) 982-7555

Proxies are being solicited primarily by mail, but may also be solicited by email, facsimile, telephone or oral communication by the directors, officers and employees of Pengrowth, at no additional compensation. Pengrowth has not retained a proxy solicitation agent at the date hereof. If Pengrowth determines to retain a proxy solicitation agent, Pengrowth will pay a fee to such agent in accordance with industry practice and will reimburse such agent for its reasonable expenses.

MEETING PROCEDURE

AM I ENTITLED TO VOTE?

You are entitled to vote if you held Trust Units at the close of business on April 6, 2010 (the “Record Date”). Each Trust Unit is entitled to one vote at the Meeting or at any adjournment of the Meeting.

WHAT AM I VOTING ON?

You are voting on the following items of business that will be presented at the Meeting:

(i)	the appointment of auditors;

(ii)	the election of the directors of the Corporation (“Directors”);

(iii)	amendments to the Trust’s security-based compensation arrangements to fix the maximum number of Trust Units reserved for issuance in connection therewith at five percent of the Trust Units issued and outstanding, to provide for consistent change of control provisions and to adopt a new long term incentive plan to be implemented upon the conversion of the Trust into a dividend paying Corporation;

(iv)	the enactment of amended and restated by-laws of the Corporation; and

(vi)	any other business that may properly come before the Meeting or any adjournment of the Meeting.

HOW ARE THESE MATTERS DECIDED?

A simple majority of the votes cast, in person or by proxy, at the Meeting is required to approve each of items (i), (ii) and (iii) above. Item (iv) above will require the approval of two-thirds of the votes cast, in person or by proxy, at the Meeting.

HOW WILL MY TRUST UNITS BE VOTED?

You can indicate on the attached instrument of proxy or voting instruction form how you want your proxyholder to vote your Trust Units or you can let your proxyholder decide for you. If neither you nor your proxyholder provides specific instructions, your Trust Units will be voted in favour of all items of business presented at the Meeting.

WHAT IF THERE ARE AMENDMENTS TO THESE MATTERS OR OTHER MATTERS BROUGHT BEFORE THE MEETING?

If you plan to vote your Trust Units in person, you have the authority to vote on the matters discussed during the Meeting as you choose. If you are not attending the Meeting, the person you appoint as proxy on your behalf will have the discretion to vote on any amendments or variations to the matters of business to be addressed at the Meeting and with respect to other matters that may properly come before the Meeting, other than to vote for the election of any person as a Director who has not been named in this Circular.

At the date of this Circular, management of Pengrowth knows of no such amendments, variations or other matters to come before the Meeting.

WHO COUNTS THE VOTES?

Votes are counted by Computershare in its capacity as registrar and transfer agent of the Trust.

REGISTERED UNITHOLDERS

You are a registered Unitholder if your Trust Units are held directly in your own name through the direct registration system or a Trust Unit certificate. Otherwise, you are a beneficial Unitholder and should refer to page four for details of voting at the Meeting.

HOW CAN I VOTE IF I AM A REGISTERED UNITHOLDER?

If you are a registered Unitholder, you may vote either in person at the Meeting or by completing and returning the enclosed instrument of proxy in accordance with the directions provided on it.

WHAT IF I WANT TO ATTEND THE MEETING AND VOTE IN PERSON?

If you are a registered Unitholder and plan to attend the Meeting and vote your Trust Units in person, do not complete or return the enclosed instrument of proxy. Your vote will be taken and counted at the Meeting. Please register with Computershare when you arrive. If you are a beneficial Unitholder, you should refer to page four for instructions on how to vote in person at the Meeting.

HOW CAN I VOTE BY PROXY?

The attached instrument of proxy appoints Derek W. Evans or John B. Zaozirny, who are Directors, to be your proxyholders. Should you choose to vote by proxy, please sign and return the completed instrument of proxy as indicated below. Alternatively, you may vote through the website as directed on the instrument of proxy or by calling the toll-free number located on the instrument of proxy.

Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans and Zaozirny to attend and vote as your proxyholder. You can use the enclosed instrument of proxy or another appropriate form of proxy to appoint your proxyholder by inserting their name in the space indicated on your proxy form. Your proxyholder does not need to be a Unitholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

WHAT DO I DO WITH MY COMPLETED PROXY?

Once you have completed and signed the instrument of proxy, you should mail it to, or deposit it with, the Corporate Secretary of Pengrowth Corporation in care of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting. This will ensure your vote is recorded. If you have completed your vote by proxy over the Internet or by telephone then there is nothing further you need to do, unless you decide to revoke your proxy, as discussed below.

WHAT IF I CHANGE MY MIND AND WANT TO REVOKE MY PROXY?

You may revoke your proxy at any time before it is acted on. You can do this by stating clearly, in writing, that you want to revoke your proxy and by delivering the written statement to either: (i) Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment of the Meeting; or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment of the Meeting.

You can also revoke your proxy by attending the Meeting and voting your Trust Units in person or by any other manner permitted by law.

BENEFICIAL UNITHOLDERS

You are a beneficial Unitholder if your Trust Units are held in the name of a nominee. That is, your certificate was deposited with a bank, trust company, securities broker, trustee or other intermediary.

HOW CAN I VOTE IF I AM A BENEFICIAL UNITHOLDER

If you are a beneficial Unitholder, you may only vote by completing and returning the enclosed voting instruction form in accordance with the directions provided on it.

WHAT IF I WANT TO ATTEND THE MEETING AND VOTE IN PERSON?

If you are a beneficial Unitholder and plan to attend the Meeting and vote your Trust Units in person, insert your own name in the space provided on the enclosed voting instruction form and return the form in accordance with the directions provided on it. Your vote will be taken and counted at the Meeting so do not complete the voting instructions on the form. Please register with Computershare when you arrive.

HOW CAN I VOTE BY PROXY?

The attached voting instruction form appoints Derek W. Evans or John B. Zaozirny, who are Directors, to be your proxyholders. Whether or not you attend the Meeting, you can appoint someone other than Messrs. Evans and Zaozirny to attend and vote as your proxyholder. You can use the enclosed voting instruction form to appoint your proxyholder by inserting their name in the space indicated on such form. Your proxyholder does not need to be a Unitholder. Your votes will only be counted if the person you appoint as proxy attends the Meeting and votes on your behalf.

WHAT DO I DO WITH MY COMPLETED VOTING INSTRUCTION FORM?

Once completed, you should return it in the envelope provided or fax it to one of the numbers provided in the voting instruction form in accordance with the instructions provided on such form. This will ensure your vote is recorded.

WHAT IF I CHANGE MY MIND AND WANT TO REVOKE MY INSTRUCTIONS?

In order to revoke instructions previously provided, you should follow the procedures provided by your nominee on the voting instruction form.

MATTERS TO BE ACTED UPON AT THE MEETING

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth elsewhere in this Circular, no (i) person who has been a Director or executive officer of Pengrowth at any time since January 1, 2009; (ii) proposed nominee for election as a Director; or (iii) associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the following matters to be acted upon at the Meeting, other than: (i) the election of Directors (as described under the heading “–Matter #3 – Election of Directors); and (ii) proposed amendments to Pengrowth’s security based compensation arrangements (as described under the heading “– Matter #4 – Amendments to the Rights Incentive Plan and DEU Plan and Adoption of the 2010 Long Term Incentive Plan).

MATTER #1 – RECEIVING AND CONSIDERING FINANCIAL STATEMENTS

The board of directors of the Corporation (the “Board”) will place before the Meeting the consolidated annual financial statements of the Trust and the auditors’ report thereon for the financial year ended December 31, 2009 (the “Financial Statements”). The Financial Statements, together with the annual report for the year ended December 31, 2009, are available on the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and can be accessed at and on the Interactive Data Electronic Application (“IDEA”) system of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. No formal action will be taken at the Meeting to approve the Financial Statements, which have already been approved by the Board. If any Unitholders have questions respecting the Financial Statements, the questions may be brought forward at the Meeting.

MATTER #2 – APPOINTMENT OF AUDITORS

KPMG LLP, Chartered Accountants (“KPMG”), have been Pengrowth’s auditors since 1988. KPMG’s address is 2700, 205 – 5th Avenue S.W., Calgary, Alberta, Canada. Under the Canadian Securities Administrators’ National Instrument 52-108 Auditor Oversight, KPMG is a participating audit firm with the Canadian Public Accountability Board. KPMG has also confirmed to the Board and the Audit Committee of the Board (the “Audit Committee”) its status as independent within the meaning of applicable Canadian and U.S. rules. The Board, on recommendation from the Audit Committee, recommends the re-appointment of KPMG as auditors. For details concerning fees paid to KPMG by Pengrowth and for details concerning the Audit Committee, see page 83 of Pengrowth’s Annual Information Form for the year ended December 31, 2009, which is dated March 8, 2010 and available on SEDAR at www.sedar.com, or page 83 of Pengrowth’s Form 40-F for the year ended December 31, 2009, which is dated March 8, 2010 and available on IDEA at www.sec.gov.

The resolution appointing the auditors must be passed by a majority of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the ordinary resolution appointing KPMG as auditors of Pengrowth to hold office until the close of the next annual meeting of Unitholders at a remuneration to be fixed by the Board.

MATTER #3 – ELECTION OF DIRECTORS

The Board, by resolution dated March 24, 2010, has established the size of the Board to be elected at the Meeting at ten directors. At the Meeting, Unitholders will be asked to pass an ordinary resolution electing Thomas A. Cumming, Derek W. Evans, Wayne K. Foo, James D. McFarland, Michael S. Parrett, A. Terence Poole, D. Michael G. Stewart and John B. Zaozirny as Directors. Pursuant to the articles of the Corporation and the amended and restated Unanimous Shareholder Agreement dated

June 9, 2009 between Pengrowth Management Limited (“PML”), the Trust, the Corporation and the Trustee (the “USA”), the Corporation shall have no more than twelve directors, two of whom are to be appointed by PML. PML intends to appoint James S. Kinnear and Nicholas C. H. Villiers as Directors. All of the proposed nominees have consented to be named in this Circular and to serve as Directors if elected. Each elected Director will hold office until the close of the next annual meeting of Unitholders or until his successor is duly elected or appointed.

The resolution electing the Directors must be passed by a majority of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the ordinary resolution electing the nominees set out below, other than Messrs. Kinnear and Villiers who have been appointed by PML pursuant to the USA.

The attached instrument of proxy permits Unitholders to: (i) vote “for” all directors; or (ii) vote “for” or “withhold” their vote for each director nominee. The Board has adopted a majority voting policy stipulating that if the votes in favour of the election of a director nominee at a Unitholders’ meeting represent less than a majority of the Trust Units voted and withheld, the nominee will submit his or her resignation promptly after the Meeting, for the Corporate Governance Committee’s consideration. The Corporate Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation offer will be disclosed to the public within 90 days of the applicable annual meeting. The nominee will not participate in any committee or Board deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections. Unitholders should note that, as a result of the majority voting policy, a “withhold” vote is effectively a vote against a director nominee in an uncontested election.

The following pages set out information for each of the persons proposed to be nominated for election as a Director, as well as for Messrs. Kinnear and Villiers who will be appointed by PML pursuant to the USA.

Derek W. Evans, Director, Chief Executive Officer and President(1), Calgary, Alberta, Canada
Age: 53 Director since 2009 Not Independent(1)

Derek Evans was appointed as the President and Chief Operating Officer and as a director of the Corporation on May 25, 2009. On September 13, 2009, Mr. Evans was appointed as President and Chief Executive Officer of the Corporation. Mr. Evans previously served as President, Chief Executive Officer and director of Focus Energy Trust from May 2002 until March 2008. Mr. Evans has over 26 years of experience in the energy sector in western Canada, having spent the majority of his career with Renaissance Energy Limited in a variety of operational and management positions the last being Senior Vice President of Operations.

Mr. Evans holds a Bachelor of Science degree in Mining Engineering from Queen’s University and is a registered Professional Engineer in the Province of Alberta.

At present Mr. Evans serves as a director of Franco-Nevada Corporation, a Toronto Stock Exchange listed issuer, as well as a private oil and gas company, and one not-for-profit organization. He is also a member of the Institute of Corporate Directors.

Securities Held(2)
Trust Units	DEUs and DSUs	Total of Trust Units, DEUs and DSUs	Market Value of Trust Units and DEUs(3)	Trust Unit Rights (Vested/ Total)	Meets Ownership Requirements(4)
158,964	61,002	219,966	$2,602,198	63,031/189,093	Yes
Board and Committee Positions and Memberships				2009 Attendance
Board of Directors				11/11	100%(5)

John B. Zaozirny, Q.C., Chairman(1), Calgary, Alberta, Canada
Age: 62 Director since 1988 Independent

Mr. John Zaozirny joined the Board in October 1988 and was appointed Chairman on November 11, 2009. Mr. Zaozirny is Vice Chairman of Canaccord Capital Corporation.

Mr. Zaozirny was Minister of Energy and Natural Resources for the Province of Alberta from 1982 to 1986. He currently serves on the boards of several Canadian and international corporations. He is also a Governor of the Business Council of British Columbia.

Securities Held(2)
Trust Units	DEUs and DSUs	Total of Trust Units, DEUs and DSUs	Market Value of Trust Units and DEUs(3)	Trust Unit Rights (Vested/ Total)	Meets Ownership Requirements(4)
35,100	48,864	83,964	$993,294	12,000/12,000	Yes
Board and Committee Positions and Memberships				2009 Attendance
Board of Directors (Chairman) Corporate Governance Committee (Chairman) Compensation Committee				23/23 4/4 7/7	100% 100% 100%

Thomas A. Cumming, Director, Calgary, Alberta, Canada
Age: 72 Director since 2000 Independent

Thomas Cumming joined the Board in April 2000. He held the position of President and Chief Executive Officer of the Alberta Stock Exchange from 1988 to 1999. His career also includes 25 years with a major Canadian bank both nationally and internationally.

Mr. Cumming is currently Chairman of Alberta’s Electricity Balancing Pool. He is also a past President of the Calgary Chamber of Commerce. Mr. Cumming received his Bachelor of Applied Science in Engineering and Business at the University of Toronto and holds life membership in the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA).

Securities Held(2)
Trust Units	DEUs and DSUs	Total of Trust Units, DEUs and DSUs	Market Value of Trust Units and DEUs(3)	Trust Unit Rights (Vested/ Total)	Meets Ownership Requirements(4)
8,678	24,179	32,857	$388,698	- / -	Yes
Board and Committee Positions and Memberships				2009 Attendance
Board of Directors Audit Committee (Chairman) Compensation Committee Reserves, Operations and Environmental, Health and Safety Committee				23/23 5/5 7/7 4/4	100% 100% 100% 100%

Wayne K. Foo, Director, Calgary, Alberta, Canada
Age: 53 Director since 2006 Independent

Wayne Foo joined the Board in June 2006. He is a geologist with extensive oil and gas industry experience. He received a Bachelor of Science in Geology from the University of Calgary in 1977 and a Masters of Science in Geology from Queen’s University in 1979.

Mr. Foo has had a varied 27-year career in the energy sector, including: exploration and production management with Chevron Corporation; President, Chief Operating Officer and Vice President of Archer Resources Ltd.; and President and Chief Executive Officer of Dominion Energy Canada Ltd.

At present, Mr. Foo is President, Chief Executive Officer and a director of Parex Resources Inc., a Toronto Stock Exchange listed issuer. He is also a member of the Institute of Corporate Directors.

Securities Held(2)
Trust Units	DEUs and DSUs	Total of Trust Units, DEUs and DSUs	Market Value of Trust Units and DEUs(3)	Trust Unit Rights (Vested/ Total)	Meets Ownership Requirements(4)
4,273	22,723	26,996	$319,363	7,500/7,500	Yes
Board and Committee Positions and Memberships				2009 Attendance
Board of Directors Reserves, Operations and Environmental, Health and Safety Committee (Chairman) Corporate Governance Committee				23/23 4/4 3/4	100% 100% 75%

James S. Kinnear(1), Director and Chairman Emeritus, Calgary, Alberta, Canada
Age: 62 Director since 1988 Not Independent(1)

Mr. James Kinnear graduated from the University of Toronto in 1969 with a B.Sc. degree and received a C.F.A. designation in 1979. In 1982 he founded Pengrowth Management Limited and in 1988 created Pengrowth Energy Trust. Prior to 1982, he worked in the securities sector in Montreal, Toronto and London, England.

Mr. Kinnear is currently President and Chief Executive Officer of Kinnear Financial Limited and Chairman and Chief Executive Officer of Caledonian Royalty Corporation.

Mr. Kinnear was awarded the Ernst and Young, Prairies Region Entrepreneur of the Year award for 2001, and the Alberta Venture Businessman of the Year award in 2008. He currently serves on a number of boards and committees, including The Banff Centre Board of Governors, Canadian Council of Chief Executives, Canadian Olympic Foundation, National Arts Centre Foundation Board, Kinnear Classic Rockyview General Hospital Invitational Golf Tournament and the Rockyview General Hospital Development Council.

Securities Held(2)
Trust Units	DEUs and DSUs	Total of Trust Units, DEUs and DSUs	Market Value of Trust Units and DEUs(3)	Trust Unit Rights (Vested/ Total)	Meets Ownership Requirements(4)
3,682,577	-	3,682,577	$43,564,886	47,658/142,974	Yes
Board and Committee Positions and Memberships				2009 Attendance
Board of Directors				23/23	100%

James D. McFarland, Director, Calgary, Alberta, Canada
Age: 63 Director since 2010 Independent

Mr. James McFarland was appointed to the Board on January 8, 2010. Mr. McFarland has more than 37 years of experience in the oil and gas industry, most recently as President and Chief Executive Officer, director and co-founder of Verenex Energy Inc. which was sold to the Libyan Investment Authority in December 2009. He has served in senior executive roles as Managing Director of Southern Pacific Petroleum N.L. in Australia, President and Chief Operating Officer of Husky Oil Limited and in a wide range of upstream and corporate functions in an earlier 23-year career with Imperial Oil Limited and other Exxon affiliates in Canada, the United States and western Europe.

Mr. McFarland is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Society of Petroleum Engineers International, the Program Committee of the World Petroleum Council and the Australia Institute of Company Directors. Mr. McFarland received a Bachelor of Science in Chemical Engineering from Queen’s University and a Master of Science in Petroleum Engineering from the University of Alberta. In 2003, he was awarded the Australian Centenary Medal for outstanding service through business and commerce. At present, Mr. McFarland serves as a director of Northern Hunter Energy Inc., a private oil and gas company.

Securities Held(2)
Trust Units	DEUs and DSUs	Total of Trust Units, DEUs and DSUs	Market Value of Trust Units and DEUs(3)	Trust Unit Rights (Vested/ Total)	Meets Ownership Requirements(4)
10,000	2,500	12,500	$147,875	- / -	No(6)
Board and Committee Positions and Memberships				2009 Attendance
Board of Directors Audit Committee Reserves, Operations and Environmental, Health and Safety Committee				See note 7	See note 7

Michael S. Parrett, Director, Aurora, Ontario, Canada
Age: 58 Director since 2004 Independent

Michael Parrett joined the Board in April 2004. Mr. Parrett received his Bachelor of Arts (Economics) from York University in 1973 and holds a Chartered Accountant designation. He has acted as an independent consultant, having provided advisory service to various companies in Canada and the United States.

Mr. Parrett is Chairman of Gabriel Resources Limited, a director of Stillwater Mining Company, a NYSE listed company and until October 31, 2008 was a member of the board of Fording Inc. and a Trustee for Fording Canadian Coal Trust. He was formerly President of Rio Algom Limited and, prior to that, Chief Financial Officer of Rio Algom and Falconbridge Limited.

Securities Held(2)
Trust Units	DEUs and DSUs	Total of Trust Units, DEUs and DSUs	Market Value of Trust Units and DEUs(3)	Trust Unit Rights (Vested/ Total)	Meets Ownership Requirements(4)
4,000	28,265	32,265	$381,695	- / -	Yes
Board and Committee Positions and Memberships				2009 Attendance
Board of Directors Compensation Committee (Chairman) Audit Committee Corporate Governance Committee				21/23 6/7 5/5 3/4	91% 86% 100% 75%

A. Terence Poole, Director, Calgary, Alberta, Canada
Age: 67 Director since 2005 Independent

Terry Poole joined the Board in April 2005. Mr. Poole received a Bachelor of Commerce degree from Dalhousie University and holds a Chartered Accountant designation. Mr. Poole brings extensive senior financial management, accounting, capital and debt market experience to Pengrowth.

Mr. Poole retired from Nova Chemicals Corporation in 2006 where he had held various senior management positions including Executive Vice President, Corporate Strategy and Development.

Mr. Poole currently serves on the board of directors of Methanex Corporation.

Securities Held(2)
Trust Units	DEUs and DSUs	Total of Trust Units, DEUs and DSUs	Market Value of Trust Units and DEUs(3)	Trust Unit Rights (Vested/ Total)	Meets Ownership Requirements(4)
40,000	24,179	64,179	$759,238	15,000/15,000	Yes
Board and Committee Positions and Memberships				2009 Attendance
Board of Directors Audit Committee Corporate Governance Committee				22/23 5/5 4/4	96% 100% 100%

D. Michael G. Stewart, Director, Calgary, Alberta, Canada
Age: 58 Director since 2006 Independent

Michael Stewart joined the Board in October 2006. Mr. Stewart is a corporate director and currently serves on the boards of directors and various board committees of Orleans Energy Ltd., TransCanada Corporation, Canadian Energy Services & Technology Corp. and Northpoint Energy Ltd. He has held a variety of senior executive positions in the Canadian energy industry over the past 36 years, the most recent being Executive Vice President, Business Development of Westcoast Energy Inc. (energy infrastructure, services and utilities; 1998 – 2002).

Mr. Stewart graduated from Queen’s University, Kingston Ontario in 1973 with a B.Sc. (First Class Honours) in Geological Sciences. He is a member of the Institute of Corporate Directors and the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

Securities Held(2)
Trust Units	DEUs and DSUs	Total of Trust Units, DEUs and DSUs	Market Value of Trust Units and DEUs(3)	Trust Unit Rights (Vested/ Total)	Meets Ownership Requirements(4)
21,677	24,614	46,291	$547,623	- / -	Yes
Board and Committee Positions and Memberships				2009 Attendance
Board of Directors Compensation Committee Reserves, Operations and Environmental, Health and Safety Committee				23/23 7/7 4/4	100% 100% 100%

Nicholas C. H. Villiers, Director, London, England
Age: 70 Director since 2007 Not Independent

Nicholas Villiers joined the Board in November 2007. Mr. Villiers retired from the Royal Bank of Canada in May 2002 where he was Vice Chairman of Royal Bank of Canada Europe Ltd. and Managing Director of RBC Capital Markets (previously RBC Dominion Securities) with responsibility for international mergers and acquisitions and for senior client relationships within the International Investment Banking group.

During his 19-year career with the RBC Group, Mr. Villiers developed an extensive knowledge of a range of industry sectors and established relationships with senior management, major shareholders and international investors worldwide.

Securities Held(2)
Trust Units	DEUs and DSUs	Total of Trust Units, DEUs and DSUs	Market Value of Trust Units and DEUs(3)	Trust Unit Rights (Vested/ Total)	Meets Ownership Requirements(4)
-	17,858	17,858	$211,260	- / -	Yes
Board and Committee Positions and Memberships				2009 Attendance
Board of Directors				20/23	87%

Notes:

(1)	On May 25, 2009 Derek W. Evans was appointed as the President and Chief Operating Officer and as a director of the Corporation. On September 13, 2009, Pengrowth announced the appointment of Derek W. Evans as President and Chief Executive Officer of the Corporation. Mr. Evans’ appointment as Chief Executive Officer followed the retirement of James S. Kinnear as Chairman and Chief Executive Officer. Mr. Kinnear remains on the Board of Directors and holds the position of Chairman Emeritus.

(2)	All information relating to securities held, not being known to Pengrowth, has been provided by the respective nominees to the Board. Information is current as at March 31, 2010 and includes Trust Units issued on the reinvestment of distributions prior to that date and the 2010 allocation of Deferred Share Units that is conditional upon Unitholder approval (see “Statement of Executive Compensation – 2010 Deferred Share Awards to Directors”.

(3)	Market Value of Trust Units and DEUs has been calculated by multiplying the number of Trust Units and DEUs held by $11.83, which was the closing price of the Trust Units on the TSX on March 30, 2010.

(4)	For a description of Pengrowth’s Trust Unit ownership guidelines as they apply to the Directors, see “Statement of Executive Compensation – Report on Executive Compensation – Trust Unit Ownership Guidelines”.

(5)	Mr. Evans was appointed to the Board on May 25, 2009 and attended each meeting of the Board held since that date.

(6)	Mr. McFarland was appointed to the Board on January 8, 2010. Pengrowth’s Trust Unit ownership guidelines provide that Mr. McFarland has three years from the date of his appointment to satisfy the ownership guidelines.

(7)	Mr. McFarland was appointed to the Board on January 8, 2010, and as such attended no meetings of the Board or any committee thereof during the year ended December 31, 2009. Mr. McFarland has been appointed to the Audit Committee and the Reserves, Operations and Environmental, Health and Safety Committee.

None of the proposed Directors is, or has been in the last ten years, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting in that capacity; (ii) was subject to such an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such a capacity.

Except as disclosed in the following paragraph, none of the proposed Directors is, or has been in the last ten years, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

James McFarland was the Managing Director and a director of Southern Pacific Petroleum NL (“SPP”), which was listed on the Australian Stock Exchange. In December 2003, a secured creditor of SPP appointed a receiver-manager. Mr. McFarland ceased being a director and the Managing Director of SPP in February 2004.

None of the proposed Directors has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

The Board and management believe the nominees are well qualified to serve as Directors, and all nominees have confirmed their eligibility and willingness to serve. We know of no reason why a nominee would be unavailable for election. However, if a nominee is not available to serve at the time of the Meeting, the Directors named in the proxy will vote for a substitute if the Board chooses one.

MATTER #4 – AMENDMENTS TO THE RIGHTS INCENTIVE PLAN AND DEU PLAN AND ADOPTION OF THE 2010 LONG TERM INCENTIVE PLAN

At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the ordinary resolution contained in Schedule A to this Circular to: (i) approve amendments to the Trust’s security-based compensation arrangements to fix the maximum number of Trust Units reserved for issuance in connection therewith and pursuant to all other security-based compensation arrangements of Pengrowth at five percent of the Trust Units issued and outstanding from time to time; (ii) amend the change of control provisions in the Trust’s deferred entitlement unit plan (the “DEU Plan”) and (iii) approve the adoption of a new long term incentive plan, to be implemented upon the conversion of the Trust into a dividend paying corporation.

The resolution approving the foregoing matters must be passed by a majority of the votes cast on such matters by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the ordinary resolution approving the amendments to the Trust’s security-based compensation arrangements and the adoption of a new long term incentive plan, to be implemented upon the conversion of the Trust into a dividend paying corporation.

AMENDMENTS TO THE TRUST’S SECURITY-BASED COMPENSATION ARRANGEMENTS

In order to align the interests of the Board, the executive officers and the staff of Pengrowth with those of Unitholders, Pengrowth has adopted two security-based compensation programs – the Rights Incentive Plan and the DEU Plan. The Rights Incentive Plan presently provides that not more than 18,475,000 Trust Units may be issued upon the exercise of rights (“Rights”) granted pursuant to the Rights Incentive Plan. The DEU Plan presently provides that not more than 5,525,000 Trust Units may be issued upon the redemption of deferred entitlement units (“DEUs”). The terms of both the Rights Incentive Plan and the DEU Plan provide that where a Right is exercised or a DEU redeemed, the number of Trust Units reserved for issuance is permanently reduced by the number of Rights exercised or DEUs redeemed. Pengrowth has prepared a forecast for the grant of Rights and DEUs, taking into account the anticipated future growth of Pengrowth. This forecast is consistent with Pengrowth’s compensation philosophy as disclosed under the heading “Statement of Executive Compensation – Report on Executive Compensation” below. The Board has determined that there are presently an insufficient number of Rights and DEUs available to meet Pengrowth’s compensation objectives.

In order to ensure: (i) the Board has increased flexibility in matters relating to the granting of Rights and DEUs; (ii) there are a sufficient number of Trust Units reserved for issuance upon the exercise of Rights and the redemption of DEUs; and (iii) the Rights Plan and DEU Plan are both generally consistent with current forms of long term incentive plans adopted by comparable issuers, Pengrowth is seeking the approval of Unitholders to replace the current fixed maximum number of Trust Units reserved for issuance upon the exercise of Rights and the redemption of DEUs with a “rolling” maximum, pursuant to which the number of Trust Units reserved for issuance upon the exercise of Rights, the redemption of DEUs and pursuant to other compensation arrangements shall not exceed 5% of the Trust Units issued and outstanding from time to time.

As discussed below, Pengrowth is seeking Unitholder approval for its 2010 Long Term Incentive Plan, which will be implemented upon Pengrowth’s conversion to a dividend paying corporation. Prior to the implementation of the 2010 Long Term Incentive Plan, Pengrowth will meet its compensation objectives through the continued grants of DEUs pursuant to the DEU Plan, with terms equivalent to the PSUs, RSUs and DSUs (each as defined below) to be issued under the 2010 Long Term Incentive Plan. In order to ensure the change of control provisions of such DEUs are consistent with the PSUs, RSUs and DSUs (as defined below) to be granted under the 2010 Long Term Incentive Plan,

Pengrowth proposes to amend the change of control provisions of the current DEU Plan. See “ – The 2010 Long Term Incentive Plan of the Corporation – Description of the 2010 Long Term Incentive Plan – Change of Control” for a description of the proposed change of control provisions. The full text of such amendments are attached as Schedule A hereto.

THE 2010 LONG TERM INCENTIVE PLAN OF THE CORPORATION

Change In Compensation Philosophy

Pengrowth’s objective is that its compensation programs attract, motivate and retain talented leadership, and align the short and longer term compensation of senior management with the interests of Unitholders. Pengrowth intends to amend its long term compensation program to eliminate the use of “option type” incentives. It is Pengrowth’s view that such incentives, as a result of general and external market forces, do not always reflect performance, nor are they consistently aligned with investor interests. This may result in compensation that is significantly more or less than is appropriate given the performance achieved. As a result, Pengrowth intends to modify its long term compensation program to contemplate the issuance of two types of incentives that provide either a combination of value to the recipient throughout the vesting period or a benefit that is entirely dependent on performance criteria.

Pengrowth’s Conversion to a Dividend Paying Corporation

On October 31, 2006, the Department of Finance (Canada) (“Finance”) announced proposed tax measures which will materially and adversely change the manner in which Pengrowth is taxed and will also change the character of the distributions to Unitholders for Canadian federal income tax purposes (the “SIFT Legislation”). On June 22, 2007, the SIFT Legislation became law when Bill C-52 received royal assent. It is expected that the SIFT Legislation will apply to Pengrowth and its Unitholders commencing in 2011, provided that Pengrowth does not exceed the limits on “normal growth” prior to that time.

On July 14, 2008, Finance announced proposals that would permit the conversion of a trust to a corporation on a tax-deferred basis (the “SIFT Conversion Rules”). Finance also announced changes to these rules on November 28, 2008 and introduced a notice of ways and means motion on January 27, 2009 implementing the SIFT Conversion Rules. On March 12, 2009, the SIFT Conversion Rules received royal assent in Bill C-10. The SIFT Conversion Rules contain legislation which permits a conversion of a trust to a corporation to occur on a tax-deferred basis provided the conversion is implemented prior to 2013. Alternative structures may also exist to enable a SIFT conversion after that date on a tax deferred basis.

In response to the SIFT Legislation, Pengrowth currently anticipates converting to a dividend paying corporation on or before January 1, 2011. Management believes Pengrowth’s current structure provides value for Unitholders and there may not be any immediate incentive to make a structural change prior to this date. This will allow Pengrowth to continue to carefully manage its tax pools for future use as a dividend paying corporation.

Adoption of the 2010 Long Term Incentive Plan

In order to ensure Pengrowth achieves its objectives with its compensation programs, and to ensure the Pengrowth undertakes a smooth transition to a dividend paying corporation on or before January 1, 2011, the Board has determined that it is appropriate to seek Unitholder approval at the Meeting for the adoption of the 2010 Long Term Incentive Plan. Notwithstanding that the 2010 Long Term Incentive Plan may be approved at the Meeting, no securities will be granted in connection therewith until after Pengrowth has converted to a dividend paying corporation. Prior to Pengrowth’s conversion to a dividend paying corporation, Pengrowth will meet its compensation objectives through the continued grants of DEUs pursuant to the DEU Plan, but with terms equivalent to the PSUs, RSUs and DSUs to be issued under the 2010 Long Term Incentive Plan.

Following Pengrowth’s conversion to a dividend paying corporation and subject to approval of the 2010 Long Term Incentive Plan at the Meeting, Pengrowth will no longer grant Rights or DEUs and will meet its compensation objectives through the granting of securities in accordance with the terms of the 2010 Long Term Incentive Plan (as further described below). Upon Pengrowth’s conversion to a dividend paying corporation, all outstanding Rights and DEUs will continue to vest in accordance with the original terms thereof and will continue to be subject to the terms of the Rights Incentive Plan and the DEU Plan, respectively. THE CONVERSION TO A DIVIDEND PAYING CORPORATION WILL NOT TRIGGER THE AUTOMATIC VESTING OF OUTSTANDING RIGHTS OR DEUS.

The following is a summary of the principal terms of the 2010 Long Term Incentive Plan, which is provided pursuant to the requirements of Section 613 of the TSX Company Manual. For a complete description of Pengrowth’s current Rights Incentive Plan and DEU Plan, see Schedule C to this Circular.

Description of the 2010 Long Term Incentive Plan

The following is a summary description of the 2010 Long Term Incentive Plan. References in this section to “Corporation” refers to Pengrowth after its conversion to a dividend paying corporation. Please refer to Appendix 1 to this Circular for the full text of the 2010 Long Term Incentive Plan. Readers are encouraged to read the full text of the 2010 Long Term Incentive Plan and the summary set out herein is qualified in all respects by the full text of the plan.

Description of Securities Issuable under the 2010 Long Term Incentive Plan

The 2010 Long Term Incentive Plan provides for the issuance of deferred share units (“DSUs”), performance share units (“PSUs”) and restricted share units (“RSUs”). It is the current intention of the Board that the DSUs, PSUs and RSUs will have the terms set forth below; however, the 2010 Long Term Incentive Plan provides discretion to the board of the Corporation to modify these terms as may be appropriate.

Each DSU entitles the holder thereof to a number of Shares upon the holder thereof ceasing to be a director, officer or employee of, or service provider to, the Corporation. The number of Shares ultimately issued will be equal to the number of DSUs initially awarded to the holder, as adjusted to reflect the reinvestment of notional dividends paid by the Corporation during the term of such DSUs.

Each PSU entitles the holder thereof to a number of Shares to be issued three years after the date such PSU is granted. The number of Shares ultimately issued in respect of each PSU will be determined by: (i) the satisfaction of pre-established performance criteria determined by the Board, which will result in a payout ranging from 0% to 200% of the PSUs awarded; and (ii) an adjustment to reflect the reinvestment of notional dividends paid by the Corporation during the term of such PSUs.

Each RSU entitles the holder thereof to a number of Shares to be issued, as to 1/3, on each of the first, second and third anniversary of the date such RSU is granted. The number of Shares ultimately issued will be equal to the number of RSUs initially awarded to the holder, as adjusted to reflect the reinvestment of notional dividends paid by the Corporation during the term of such RSUs.

Purpose

The purpose of this 2010 Long Term Incentive Plan is to advance the interests of Pengrowth by: (a) increasing the proprietary interests of directors, officers, employees and service providers of Pengrowth (“Participants”) in Pengrowth; (b) aligning the interests of Participants with the interests of the shareholders of Pengrowth generally; (c) encouraging Participants to remain associated with Pengrowth, and (d) furnishing Participants with an additional incentive in their efforts on behalf of Pengrowth.

Shares Subject to the 2010 Long Term Incentive Plan

The number of Shares reserved for issuance pursuant to: (i) the redemption of DSUs, PSUs and RSUs awarded under the Plan; and (ii) under any other security-based compensation arrangements of the Corporation, shall equal 5% of the number of Shares issued and outstanding from time to time. Notwithstanding the foregoing, the aggregate number of Shares issuable at any time to non-officer directors under the Plan shall not exceed one-half of one percent (0.5%) of the issued and outstanding shares, calculated on a non-diluted basis. The number of Shares reserved for issuance upon the redemption of DSUs, PSUs and RSUs may be amended subject to the policies and approval of the TSX and the approval of Shareholders by way of ordinary resolution at a meeting of the Shareholders. Where DSUs, PSUs or RSUs: (i) are redeemed, or (ii) expire, terminate or are cancelled for any reason without having been redeemed, the Shares in respect of such DSUs, PSUs or RSUs shall be available for issuance upon the redemption of subsequent awards.

If any rights to acquire Shares awarded under any other security-based compensation arrangements of the Corporation shall: (i) be exercised; or (ii) expire or terminate for any reason without having been exercised in full, any Shares to which such security relates shall be available for future awards under the Plan.

Limitations on Issuance

In accordance with the requirements of the TSX: (i) the aggregate number of Shares issuable at any time to “insiders” (as such term is referred to in the policies of the TSX) under the plan and all other security-based compensation arrangements of the Corporation shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Shares calculated on a non-diluted basis; and (ii) during any one-year period, the Corporation shall not issue to such insiders, under the plan and all other security-based compensation arrangements of the Corporation, in the aggregate, a number of Shares exceeding ten percent (10%) of the issued and outstanding Shares, calculated on a non-diluted basis.

Terms of PSUs

An account, to be known as a “Performance Share Unit Account”, will be maintained by the Corporation for each Participant. On each date of grant, the account will be credited with the PSUs granted to a Participant on that date. A Participant’s Performance Share Unit Account shall, from time to time, be credited with additional PSUs upon the reinvestment of notional dividends paid by the Corporation during the life of such PSU.

The Board shall designate, at the time of grant or credit of PSUs, the date or dates on which all or a portion of the PSUs shall vest (including any additional PSUs credited to a Participant’s Performance Share Unit Account pursuant to the reinvestment of notional dividends) and any conditions to such vesting including, without limitation, conditions related to performance factors. Unless otherwise determined by the Board, the PSUs will vest three years after the date of grant.

The number of Shares ultimately issued to the Participant on the vesting of PSUs shall be determined by multiplying the number of PSUs credited to such Participant by the “Combined Payout Percentage”. The Combined Payout Percentage will be based upon performance criteria established by the Board.

If a PSU would otherwise be redeemed during a Blackout Period applicable to the Participant, or within 10 business days after the expiry of a Blackout Period applicable to the relevant Participant, then the redemption date for that PSU shall be the date that is the 10th business day after the expiry date of the Blackout Period. “Blackout Period” means the period during which the relevant Participant is prohibited from trading in securities of the Corporation due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officer, employees and other insiders of the Corporation in the Corporation’s securities.

Upon the Participant ceasing to be an officer, employee or direct or indirect service provider of the Corporation by reason of the death, long-term disability or retirement of the Participant, any PSUs previously credited to such Participant’s Performance Share Unit Account which did not vest on or prior to the Participant’s termination date shall continue to vest in accordance with their terms.

Except as set forth above, upon the Participant ceasing to be an officer, employee or direct or indirect service provider of the Corporation for any reason including, without limitation, due to involuntary termination with or without cause or voluntary termination by the Participant, all PSUs previously credited to such Participant’s Performance Share Unit Account which did not vest on or prior to the Participant’s termination date shall be terminated and forfeited as of the Participant’s termination date.

Upon a Participant commencing a leave of absence (as approved by the Corporation), any PSUs previously credited to such Participant’s Performance Share Unit Account which did not vest on or prior to the date the Participant commenced the leave of absence shall not vest during the Participant’s leave of absence, unless the Participant’s employment is terminated during such period, in which case the provisions of the two foregoing paragraphs apply. Upon the Participant’s return to service date, any PSUs previously credited to such Participant’s Performance Share Unit Account which did not vest on or prior to the date the Participant commenced the leave of absence shall continue to vest in accordance with their terms, subject to adjustment for the number of days during which the Participant was on a leave of absence.

Terms of RSUs

An account, to be known as a “Restricted Share Unit Account”, will be maintained by the Corporation for each Participant. On each date of grant, the account will be credited with the RSUs granted to a Participant on that date. A Participant’s Restricted Share Unit Account shall, from time to time, be credited with additional RSUs upon the reinvestment of notional dividends paid by the Corporation during the life of such RSU.

The Board shall designate, at the time of grant or credit of RSUs, the date or dates on which all or a portion of the RSUs shall vest (including any additional RSUs credited to a Participant’s Restricted Share Unit Account pursuant to the reinvestment of notional dividends). Unless otherwise determined by the Board, the RSUs will vest as to one-third on each of the first, second and third anniversary of the date of grant.

Upon the Participant ceasing to be an officer, employee or direct or indirect service provider of the Corporation by reason of the death, long-term disability or retirement of the Participant, any RSUs previously credited to such Participant’s Restricted Share Unit Account which did not vest on or prior to the Participant’s termination date shall continue to vest in accordance with their terms.

Except as set forth above, upon the Participant ceasing to be an officer, employee or direct or indirect service provider of the Corporation for any reason including, without limitation, due to involuntary termination with or without cause or voluntary termination by the Participant, all RSUs previously credited to such Participant’s Restricted Share Unit Account which did not vest on or prior to the Participant’s termination date shall be terminated and forfeited as of the Participant’s termination date.

Upon a Participant commencing a leave of absence (as approved by the Corporation), any RSUs previously credited to such Participant’s Restricted Share Unit Account which did not vest on or prior to the date the Participant commenced the leave of absence shall not vest during the Participant’s leave of absence, unless the Participant’s employment is terminated during such period, in which case the provisions of the two foregoing paragraphs apply. Upon the Participant’s return to service date, any RSUs previously credited to such Participant’s Restricted Share Unit Account which did not vest on or prior to the date the Participant commenced the leave of absence shall continue to vest in accordance with their terms, subject to adjustment for the number of days during which the Participant was on a leave of absence.

Terms of DSUs

An account, to be known as a “Deferred Share Unit Account”, will be maintained by the Corporation for each Participant. On each date of grant, the account will be credited with the DSUs granted to a Participant on that date. A Participant’s Deferred Share Unit Account shall, from time to time, be credited with additional DSUs upon the reinvestment of notional dividends paid by the Corporation during the life of such DSU.

Unless otherwise determined by the Board at its sole discretion, DSUs vest immediately and will be redeemed in exchange for Shares upon the holder thereof ceasing to be a director, officer or employee of, or direct or indirect service provider to, the Corporation.

Assignability

Except as specifically provided in the 2010 Long Term Incentive Plan, DSUs, PSUs and RSUs may not be transferred or assigned.

Adjustments

If the number of outstanding Shares is increased or decreased as a result of a subdivision, consolidation, reclassification or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of a dividend in the ordinary course, then, subject to TSX approval, the Board shall make appropriate adjustments to the number of Units outstanding provided that the dollar value of Units credited to a Participant’s account immediately after such an adjustment shall not exceed the dollar value of the Units credited to such Participant’s Account immediately prior thereto. Any determinations by the Board as to the adjustments shall be made in its sole discretion and all such adjustments shall be conclusive and binding for all purposes under the plan.

Change of Control

If, before the vesting of a DSU, PSU or RSU in accordance with the terms thereof, a change of control (as defined in the plan) shall occur then, unless otherwise determined by the Board prior to the change of control, immediately prior to the time a change of control occurs, all previously unvested DSUs, PSUs and RSUs credited to a Participant’s Account shall immediately vest; provided, however, that such vesting shall, unless otherwise determined in advance by the Board, be effective as of the date of the change of control and shall be conditional on the consummation of such change of control.

Amendments

Subject to the detailed amendment provisions of the plan and the rules, regulations and policies of the TSX, the Board may, at any time, amend, suspend or terminate this plan and the DSUs, PSUs and RSUs awarded thereunder without Shareholder approval. Notwithstanding the foregoing, Shareholder approval will be required to: (i) extend the term of a DSU, PSU or RSU held by an insider of the Corporation; (ii) amend the plan to remove or exceed the insider participation limits set out therein; (iii) increase the fixed percentage of issued and outstanding securities issuable pursuant to the plan; or (v) modify or amend the amending provisions of the plan.

MATTER #5 – ENACTMENT OF AMENDED AND RESTATED BY-LAWS OF THE CORPORATION

At the Meeting, Unitholders will be asked to consider and, if thought appropriate, pass the extraordinary resolution contained in Schedule B to this Circular to enact amended and restated by-laws of the Corporation. The principal reasons for the proposed amendments are set out below.

The resolution approving the foregoing matter must be passed by two-thirds of the votes cast on this matter by Unitholders present in person or by proxy at the Meeting. In the absence of contrary instructions, it is the intention of the persons designated in the enclosed instrument of proxy to vote the Trust Units represented thereby FOR the extraordinary resolution approving the enactment of amended and restated by-laws of the Corporation.

REASONS FOR BY-LAW AMENDMENTS

Board and Management Changes

Prior to his retirement on September 11, 2009, James S. Kinnear served as both the Chief Executive Officer and Chairman of the Corporation. In order to provide leadership for the independent members of the Board, the Board appointed Mr. John B. Zaozirny as Vice Chairman and Lead Independent Director of the Corporation. At the meeting of Unitholders held on June 9, 2009, Unitholders approved an extraordinary resolution which resulted in the by-laws of the Corporation distinguishing between the obligations of the Chairman and those of the Vice Chairman and Lead Independent Director. The amendments also confirmed that the President of the Corporation reports to, and takes instruction from, the Chief Executive Officer or, should the Board so request, the Board.

Following the retirement of Mr. Kinnear, the Board appointed Mr. Zaozirny as Chairman on November 11, 2009. Since Mr. Zaozirny is an independent director, the positions of Vice Chairman and Lead Independent Director are no longer necessary to provide leadership for the Board’s independent directors. Furthermore, upon Mr. Kinnear’s retirement, the Board combined the positions of President and Chief Executive Officer and appointed Mr. Derek W. Evans to both roles. As a result, the provisions in the Corporation’s current by-laws which delegate certain responsibilities to the Chief Executive Officer and other responsibilities to the President are no longer applicable. To ensure the Corporation’s by-laws accurately reflect the Corporation’s current board and management structure, the Board has determined that it is appropriate to enact amended and restated by-laws.

Pengrowth’s Conversion to a Dividend Paying Corporation

In response to the SIFT Legislation, Pengrowth expects to convert to a dividend paying Corporation on or before January 1, 2011. See “ – Amendments to the Rights Incentive Plan and DEU Plan and Adoption of the 2010 Long Term Incentive Plan – The 2010 Long Term Incentive Plan of the Corporation – Pengrowth’s Conversion to a Dividend Paying Corporation”. Upon completion of the conversion to a dividend paying corporation, it is expected that the Corporation will be the publicly-listed issuer that carries on the business and operations of Pengrowth. To reflect the expected change of status to a publicly-listed issuer, the Board has determined that it is appropriate to amend the articles to a form generally consistent with current by-laws enacted by comparable publicly-listed corporate issuers.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion & Analysis focuses on: (i) the significant elements of Pengrowth’s executive compensation program; (ii) the principles on which Pengrowth makes compensation decisions and determines the amount of each element of executive and director compensation; and (iii) an analysis of the material compensation decisions made by the Compensation Committee for the financial year ended December 31, 2009.

COMPENSATION PHILOSOPHY AND OBJECTIVES

The objectives of Pengrowth’s executive compensation strategy are to attract, motivate and retain talented leadership and to align the short and longer term compensation of senior management with the interests of Unitholders.

Compensation for our senior management includes base salaries, an annual performance bonus, long-term incentives and benefits and perquisites, the particular details of which are set out below under the heading “Statement of Executive Compensation – Compensation Elements”. Pengrowth designs its base salaries, annual incentives and long-term incentives such that total compensation pays at the 50th percentile of the comparable total direct compensation of the Peer Group when Pengrowth and the individual each achieve target goals and expectations, and pays at or above the 75th percentile of the Peer Group when Pengrowth and the individual significantly exceed target goals and expectations.

In all cases, Pengrowth’s policy is that total compensation is based on a combination of individual and corporate performance. The design of each compensation element and 2009 compensation decisions are described below.

The Compensation Committee receives from Hugessen Consulting Inc. (“Hugessen”) advice on the direct compensation programs of the Peer Group and recommendations to ensure that Pengrowth remains competitive. Through 2009, the Compensation Committee reviewed Pengrowth’s compensation programs and with the assistance of Hugessen, recommended changes to the Board to take effect during 2010.

CHANGES FOR THE 2010 COMPENSATION YEAR

Pengrowth’s objective is that its compensation programs attract, motivate and retain talented leadership, and align the short and longer term compensation of senior management with the interests of Unitholders. Pengrowth intends to amend its long term compensation program to eliminate the use of “option type” incentives. It is Pengrowth’s view that such incentives, as a result of general and external market forces, do not always reflect performance, nor are they consistently aligned with investor interests. This may result in compensation that is significantly more or less than is appropriate given the performance achieved. As a result, Pengrowth intends to modify its long term compensation program to contemplate the issuance of two types of incentives that provide either a combination of value to the recipient throughout the vesting period or a benefit that is entirely dependent on performance criteria.

In light of these objectives, and in contemplation of Pengrowth’s conversion from a trust to a dividend paying corporation, throughout 2009 management conducted an analysis of our compensation programs, and where deemed necessary sought the approval of the Compensation Committee and Board of Directors of changes that will take effect in 2010. The impact of these changes on each element of our compensation program is detailed below.

DETERMINATION OF NAMED EXECUTIVE OFFICERS OR NEOS

The following is a discussion of the compensation arrangements with our CEO, CFO, former CEO and four most highly compensated executive officers whose total compensation earned during the year ended December 31, 2009 was, individually, in excess of $150,000 (the “NEOs”). Our NEOs for the year ended December 31, 2009 were Derek W. Evans (CEO), Christopher G. Webster (CFO), James E.A. Causgrove (Vice President, Production and Operations), Larry B. Strong (Vice President, Geosciences), William G. Christensen (Vice President, Strategic Planning and Reservoir Exploitation), James S. Kinnear (former CEO) and Charles V. Selby (former Vice President and Corporate Secretary).

MANDATE AND COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee assists the Board in overseeing key compensation and human resource policies, CEO and executive compensation. The Committee reports to the Board, as set out in its terms of reference, and the Board or independent directors give final approval on compensation matters.

The Compensation Committee is comprised of Messrs. Michael S. Parrett (Chairman), Thomas A. Cumming, D. Michael G. Stewart and John B. Zaozirny. Each member of the committee is an independent member of the Board and is knowledgeable in respect of Pengrowth’s compensation programs and their long-term implications. There have been no changes to the composition of the Compensation Committee during the year ended December 31, 2009. None of the members of the Compensation Committee are, or have been, officers or employees of Pengrowth. The Compensation Committee is governed by terms of reference adopted by the Board, which are available on Pengrowth’s website at www.Pengrowth.com and are attached as Appendix 5 to this Circular.

The Compensation Committee has reviewed and discussed with management the compensation disclosure in this document, and has recommended to the Board that the disclosure be included in this Circular.

COMPENSATION CONSULTANT

The Compensation Committee engaged Hugessen to provide specific support to the Compensation Committee and the Board in determining compensation for the Corporation’s officers during the most recently completed financial year, redesigning Pengrowth’s compensation program to ensure market competitiveness and strategic alignment. This support has included attendance at meetings of the Compensation Committee and the provision of general market observations, benchmark market data and independent compensation analysis. Hugessen was also engaged by the independent committee of the Board of Directors to provide compensation advice in anticipation of the expiry of the Management Contract on June 30, 2009.

Mercer (Canada) Limited (“Mercer”) was also retained by the Compensation Committee to advise the committee and the Board and to provide additional market data. Mercer was also engaged by management for various compliance mandates.

For the year ended December 31, 2009, fees paid for compensation advice totaled approximately $213,000. For the year ended December 31, 2009, fees paid to Hugessen totaled approximately $147,000 and related to executive compensation review, the redesign of compensation practices, and various administrative and compliance mandates from Pengrowth’s management. Fees paid to Mercer totaled approximately $66,000 and related to services provided in respect of support to the special committee of the Board, executive compensation review, the redesign of compensation practices and various administrative and compliance mandates from Pengrowth’s management.

The recommendations made by the Compensation Committee are the responsibility of the Compensation Committee and reflect factors and considerations in addition to the information and recommendations provided by Mercer and Hugessen.

PEER GROUP REVIEW

Pengrowth’s target compensation levels are determined in relation to the compensation level of Pengrowth’s competitors (“Peer Group”). The Peer Group consists of organizations in the same general business sector as Pengrowth and with which Pengrowth competes for senior management talent and for which compensation data is available through a combination of public disclosure or reliable surveys prepared by independent consulting firms, including Mercer. For 2009, the Peer Group consists of 21 Canadian-based oil & gas exploration and production organizations. In selecting the Peer Group, the Compensation Committee focused on senior Canadian Energy Trusts and other organizations with comparable production levels (between 30,000 boepd and 250,000 boepd) and with operations similar in size, scope and location to Pengrowth’s operations.

• Advantage Energy Income Fund • Apache Canada Ltd. • ARC Energy Trust • Baytex Energy Trust • Bonavista Energy Trust • BP Canada Energy Company • Chevron Canada Limited	• Compton Petroleum Corporation • Crescent Point Energy Trust • Devon Canada Inc. • Enerplus Resources Fund • EOG Resources Canada Inc. • ExxonMobil Canada Ltd. • Harvest Energy Trust	• Hunt Oil Company of Canada • Murphy Oil Company, Ltd. • NAL Oil & Gas Trust • Penn West Energy Trust • Provident Energy Trust • TAQA NORTH Ltd. • Vermillion Energy Trust

The Compensation Committee approved of the Peer Group information provided by Mercer and accepts that the Peer Group represents a strong comparable for Pengrowth, particularly with respect to market capitalization, oil and gas production and total number of Canadian employees. At the time of the Peer Group’s selection, Pengrowth ranked at the 70th percentile of the Peer Group based on annual sales revenue, the 72nd percentile of the Peer Group based on oil and gas production and the 73rd percentile of the Peer Group based on the total number of Canadian employees.

COMPENSATION APPROVAL PROCESS

In determining our executives’ annual compensation, the Compensation Committee considers, among other things, individual performance assessments, market data for similar positions within the Peer Group and prior year salary, performance bonus and long-term incentive values. Before approving compensation recommendations, the Compensation Committee holds an in camera discussion to ensure that the compensation decision pertaining to each executive is consistent with Pengrowth’s compensation philosophy and objectives, accurately reflects current industry circumstances, is consistent with the relative performance of Pengrowth as well as corporate and individual performance, and positions the executive appropriately relative to the external market and internal peers.

COMPENSATION ELEMENTS

The following discussion describes the elements of Pengrowth’s compensation program as they currently operate. Given the volatility in the Canadian upstream oil and gas sector caused by lower commodity prices and turbulent financial markets, it is anticipated that the Board may, on the recommendation of the Compensation Committee, revise these elements as it deems necessary or desirable.

Base Salaries

Pengrowth utilizes base salaries as part of its total compensation to ensure market competitiveness. Pengrowth regards a competitive base salary as critical to attracting and retaining a competent and capable executive leadership team.

The base salaries of the NEOs have been reviewed annually. The following factors are considered when establishing base salaries:

•	comparable base salaries in the Peer Group;

•	general market conditions;

•	the level of responsibility and accountability within Pengrowth;

•	base salaries within Pengrowth’s internal peer group (internal equity); and

•	the individual’s recent and historical contribution to Pengrowth’s success.

Base salary adjustments are generally made on March 1 of each year so that the Compensation Committee may take advantage of the most current market surveys and data. As a result of prevailing market conditions, none of the NEOs received a base salary increase for 2009 (on a compensation year basis, being March 1, 2009 to March 1, 2010).

Please refer to “Statement of Executive Compensation – Summary Compensation Table” for further information on the base salaries of the NEOs.

Annual Performance Bonus Plan

Pengrowth has a corporate wide annual performance bonus plan to align the short-term achievements of employees (including NEOs) with the interests of Unitholders. The plan is based upon a series of corporate and individual performance measures and objectives established at the beginning of each performance year. The weighting between corporate and individual performance objectives in determining each individual’s performance bonus varies by organization level, with more senior positions weighted more heavily towards corporate performance, reflecting the nature and impact of their contributions. Based on competitive data from the Peer Group, the Compensation Committee has set an annual performance bonus target for each of the NEOs based on a percentage of the base salary earned by the NEO in the immediately preceding year (the “Performance Bonus Target”). See “ – NEO Incentives Summary”.

When evaluating corporate performance, the Compensation Committee considers performance against corporate performance measures approved by the Board and communicated to the NEOs at the beginning of the year. These measures cover both quantitative and qualitative performance. If Pengrowth does not achieve the minimum pre-determined performance level of any particular measure, no credit will be granted for that component. Corporate performance is determined with reference to the following three equally-weighted measures:

•	One-year average total Unitholder return. This measure reflects the average total return delivered to Unitholders (change in Trust Unit price plus distributions) over the prior year.

•	Cash flows from operating activities before working capital adjustments per Trust Unit. This measure approximates the cash available for distribution to Unitholders.

•

Corporate scorecard. This measure allows the Compensation Committee and the Board to make an overall assessment against planned corporate performance goals, including production levels, reserves, operating costs, general and administrative costs, new business activities, environmental and safety performance, and other corporate initiatives. Meeting these performance measures results in a determination that Pengrowth “Meets Expectations”.

At the commencement of each fiscal year, the Board approves, based on the recommendation of the Compensation Committee, the three levels of performance – threshold level, target level and maximum level for the three corporate performance measures described above. Performance between these three levels results in proportionate bonus awards. Unless the Board should decide otherwise, no performance bonuses will be awarded under either the corporate or individual components of the plan if cash flow from operating activities before working capital adjustments per Trust Unit fails to achieve a threshold amount determined each year by the Board. For 2009, the threshold amount was $1.67 per Trust Unit.

	Corporate Performance Measures
	One-year Average Total Unitholder Return(1) (1/3 weighting)	Cash Flows From Operating Activities (per Trust Unit)(2) (1/3 weighting)	Corporate Scorecard(3) (1/3 weighting)
2009 Target	50th Percentile	$2.09	Met Expectations (100%)
2009 Result	(30th Percentile) Below Target	($2.21) Above Target	Slightly Below Target
Scorecard result (percentage of one third allocation actually awarded)	40%	130%	85%
Weighted average (percentage of total corporate portion of the Performance Bonus Target actually awarded)	85%

Notes:

(1)	The one-year average total return was at the 30th percentile, below the target return at the 50th percentile, resulting in a score of 40%.

(2)	Cash Flows from Operating activities exceeded expectations resulting in a score of 130%.

(3)	The corporate scorecard was slightly below target primarily due to the impact of reserve revisions and the absence of any significant acquisitions. Pengrowth did significantly exceed target in respect of environment and safety performance, which received considerable emphasis by the Board of Directors.

Changes for 2010 – The Board, upon the recommendation of the Compensation Committee, has approved the redesign of the criteria for evaluating corporate performance commencing in 2010. Pengrowth intends to focus its compensation program on operations and internal operating performance in order to exclude external factors beyond Pengrowth’s control. The Board has approved a revised corporate scorecard based entirely upon operational performance which will be approved at the outset of the operating year. The results achieved will be reviewed by the Compensation Committee at year-end and then evaluated based on a recommendation from the CEO in light of securityholder returns, the competitive environment and industry expectations. Under this redesign, greater weight will be given to quantifiable and measurable operational performance within the corporate scorecard to align and motivate all employees against performance measures and outcomes that are tangibly within their control.

When evaluating individual performance, Pengrowth conducts a review of the performance of the NEOs each year. Each individual’s performance is assigned one of four ratings: Improvement Needed, Successful Performer, Consistently Exceeds Expectations and Exemplary Performer. The individual component of the annual performance bonus is calculated relative to these performance ratings (the “Individual Performance Ratings”). The Individual Performance Ratings translate into a multiplier which is used to calculate the individual performance component of the annual performance bonus in the range between 0% and 200%. In respect of the NEOs, the Compensation Committee reviews each of their respective annual performance ratings as recommended to the Compensation Committee by the CEO.

The Compensation Committee received a report from the CEO, which set out the performance bonus recommendations for each of the NEOs, excluding himself. The Compensation Committee considered the CEO’s performance during an in-camera session and then made recommendations to the Board of Directors for the NEO’s.

For additional detail on the bonuses awarded in 2009, please refer to “Statement of Executive Compensation – Summary Compensation Table”.

Long-Term Incentive Program

2009 LTIP. Pengrowth has implemented a long-term incentive program to align the long-term behaviour of senior management with the interests of Unitholders and to further attract, motivate and retain all of its employees, including the NEOs. The linkage to Trust Units is intended to reinforce the alignment of the interests of employees with those of Unitholders. The long-term incentive program is comprised of both grants of Rights granted pursuant to the “Rights Plan” and grants of DEUs pursuant to the DEU Plan. The proportion of Rights and DEUs granted to eligible participants varies by organization level, with more senior positions receiving a long-term incentive package weighted evenly between Rights and DEUs in order to reflect the impact such individuals have on long-term Trust Unit price appreciation. The number of Rights and DEUs granted to the NEOs is a value based decision made on an annual basis after giving consideration to corporate and individual performance in the prior year, competitive market data furnished by the Compensation Consultant and other competitive factors. No consideration is given to prior year grants.

For the NEOs, individual awards under the long-term incentive program are calculated each year by applying a multiplier of 0 to 120% of the current year’s base salary to a market competitive target of either 200% for the CEO, 125% for the CFO or 113% for the remaining NEOs. The multiplier is determined from individual Performance Ratings as depicted in the following table.

2009 Long Term Incentive Plan (LTIP) – Multiplier Determination
Individual Performance Rating	0	1	1.5	2	2.5	3	3.5	4
LTIP Multiplier	0	80%		100%		110%		120%

Changes for 2010 – In anticipation of Pengrowth’s conversion to a dividend paying corporation, the Compensation Committee has reassessed Pengrowth’s equity based incentive compensation. As a result, the Board, on the recommendation of the Compensation Committee, has approved the implementation of the 2010 Long Term Incentive Plan which contemplates the issuance of PSUs and RSUs. The Board has also approved an increase in the maximum LTIP performance multiplier from the current 120% to 200% for all levels of the organization. In the interests of simplifying the performance management process, the number of potential individual performance ratings has also been reduced from eight to five and ranges have been introduced. This will permit management and the Board to properly differentiate performance levels in order to recognize performance and thereby align incentives with the interest of securityholders.

2010 Long Term Incentive Plan (LTIP) – Multiplier Determination
Individual Performance Rating	0	1 Improvement Needed	2 Successful Performer	3 Consistently Exceeds Expectations	4 Exemplary Performer
LTIP Multiplier
Target	0	50%	100%	130%	175%
Range		34% - 70%	83% - 114%	115% - 150%	151% - 200%

Based on competitive data from the Peer Group, the Compensation Committee has set an annual LTIP target for each of the NEOs based on a percentage of the current salary of the NEO (the “LTIP Target”). The targets and weightings for the NEOs are set out below in the NEO Incentives Summary table.

NEO Incentives Summary

The following table sets out Pengrowth’s NEO targets, as a percentage of salary for each of the STIP and LTIP as well as the relative weightings attributed to corporate and individual performance.

NEO INCENTIVES SUMMARY

Targets	STIP[1]		LTIP[1]		TOTAL[1]		Incentives Weightings[2]
	Target	Maximum	Target	Maximum	Target	Maximum	Corporate	Individual
Chief Executive Officer	75%	150%	200%	400%	275%	550%	80%	20%
Chief Financial Officer	50%	100%	150%	300%	200%	400%	60%	40%
Executive Vice President	50%	100%	125%	250%	175%	350%	60%	40%
Senior Vice Presidents	40%	80%	113%	226%	153%	306%	50%	50%

Notes:

(1)	Targets refer to a % of base salary.

(2)	Incentive weightings refer to the impact of corporate and individual performance on each of the STIP and LTIP incentives.

2009 – Rights Plan. The purpose of the Rights Incentive Plan is to advance the interests of Pengrowth by permitting, through the grant and exercise of Rights, Directors, officers and employees of, and direct and indirect service providers to, Pengrowth to acquire Trust Units, thereby: (i) increasing the ownership interests of such persons in Pengrowth; (ii) aligning their interests with the interests of Unitholders generally; (iii) encouraging them to remain associated with Pengrowth; and (iv) furnishing them with an additional incentive in their efforts on behalf of Pengrowth. Each Right entitles the holder thereof to purchase a Trust Unit at or after a fixed future date at a price determined on the date of grant. The value of Trust Units Rights is determined by, and dependant upon, the market price of the Trust Units and the distributions paid to Unitholders. To the extent distributions exceed certain targets, the exercise price of the Rights will be adjusted downwards, thereby increasing the value of the Right. A descriptive summary of the material terms of the Rights Incentive Plan is attached as Schedule C.

Pursuant to the redesign of Pengrowth’s compensation program, no further grants of Rights are anticipated.

2009 – Deferred Entitlement Unit Plan. The purpose of the DEU Plan is to provide long-term incentives, through the ownership of Trust Units, in order to attract, retain and motivate Directors, officers and employees of, and direct and indirect service providers to, Pengrowth who make valuable contributions to the long-term success of Pengrowth’s business. Each DEU entitles the holder thereof, subject to the performance multiplier referred to below, to a Trust Unit (and a number of Trust Units equal to the distributions earned thereon) at a fixed future date with no additional consideration required to be paid by the holder. The DEU Plan has been designed with a performance component to further align the efforts of the recipients with the interests of Unitholders by achieving organizational success. In accordance with the independent advice received by the Board regarding the best practices in corporate governance in respect of directors’ compensation, the performance component does not apply to DEUs granted to Directors and DEUs granted to Directors vest immediately. Based on Pengrowth’s three year average total Unitholder return relative to a competitive peer group approved by the Board at the outset of each three year performance window, a performance multiplier of 0% to 150% will be applied to the DEUs at vesting. For DEUs granted in 2006 that vested in 2009, the Board, upon the recommendation of the Compensation Committee which has received supporting evidence from the Compensation Consultants, determined that a performance multiplier of 150% was warranted based on Pengrowth’s relative performance against the competitive peer group established at the outset of the three year vesting period. A descriptive summary of the material terms of the Deferred Entitlement Unit Plan is attached as Schedule C.

Pursuant to the redesign of Pengrowth’s compensation program, no further grants of DEUs are anticipated following conversion to a dividend paying corporation.

Trust Unit Awards Plan. The purpose of the Trust Unit Awards Plan is to reward and retain eligible officers and employees with a combination of Trust Units and cash. In addition, the Trust Unit Awards Plan provides for Trust Units to be awarded as signing bonuses to eligible new officers and employees. Pengrowth acquires the Trust Units to be awarded under the Trust Unit Awards Plan on the secondary market and places the Trust Units in a trust account established for the benefit of the eligible employees. Any change in the market value of the Trust Units and reinvested distributions over the vesting period accrues to the eligible employees. Any Trust Units not awarded pursuant to the Trust Unit Awards Plan are sold on the secondary market and the proceeds are returned to Pengrowth. The cash portion of the Trust Unit Awards Plan is charged monthly to net income on a straight line basis over the applicable vesting period. No awards for retention bonuses under the Trust Unit Awards Plan were made in the financial year ended December 31, 2009. There were 5,108 Trust Units awarded as signing bonuses in the financial year ended December 31, 2009, none of which were awarded to the NEOs.

Benefits and Perquisites

All employees of the Corporation, including the NEOs, are eligible to participate in a market competitive benefits program, which includes life insurance, extended health and dental coverage, short and long-term disability coverage and emergency travel assistance.

Senior management, including the NEOs, are offered a limited number of perquisites to maintain market competitiveness and assist them in carrying out their duties effectively. These perquisites include a vehicle allowance, company-provided parking, business lunch club membership and an executive medical. The value of perquisites for each of the NEOs is less than $50,000 and 10% of total annual salary and bonus for the financial year and, as such, is not included in the table provided under the heading “Summary Compensation Table”.

Savings Plans

Pengrowth has implemented a savings plan to encourage all employees, including the NEOs, to take an ownership stake in Pengrowth and to save for their future. The savings plan itself consists of two plans: (i) the Employee Trust Unit Purchase Plan (the “Employee Purchase Plan”); and (ii) the Group Registered Retirement Savings Plan (the “Group RRSP”).

The Corporation matches contributions to the Employee Purchase Plan up to a total of 12% of the contributor’s base salary. For each dollar in personal contributions made to the plan, contributions to the plan are matched by the Corporation less any matching contribution made by the Corporation to the contributor’s Group RRSP (as described below). Trust Units acquired pursuant to the Employee Purchase Plan are purchased on the secondary market and vest immediately but are subject to certain restrictions upon withdrawal.

Pengrowth has established the self-directed Group RRSP to provide Officers and employees an opportunity to save for retirement. Employees may contribute between one and 18% of their base annual salary to the Group RRSP (not to exceed Canada Revenue Agency guidelines). The Corporation will match employees’ contributions to a maximum of 6% of their base annual salary. The amount contributed by the Corporation to the Group RRSP will reduce the amount available for matching by Pengrowth under the Employee Purchase Plan (described above).

COMPENSATION POLICY AND PRACTICE RISK

The Compensation Committee reviews, on an annual basis, the philosophy, design and compensation practices employed by Pengrowth Corporation and also receives expert advise from independent consultants. Having conducted this annual review at the outset of 2009, it is the opinion of the Compensation Committee, comprised of independent Directors of the Board, that the Compensation Policies and Practices do not have a material effect on Pengrowth’s Risk Profile.

COMPENSATION DETERMINATIONS FOR THE NAMED EXECUTIVE OFFICERS

Organizational Outcomes and NEO Contributions

At the outset of each operating year, the Board of Directors establishes operational goals against which to measure the overall performance of the organization and the contributions of the NEOs and other employees in terms of relative contributions to overall success.

Upon consideration of the accomplishments for the 2009 operating year, the Compensation Committee awarded an overall performance score of 85% against the operating goals that had been established at the outset of the year. Key accomplishments and the NEOs who contributed to them are identified in the following table:

Performance Category	Outcomes Achieved	NEOs with the Most Direct Impact

Value Enhancing Activities	Renewed Pengrowth’s operating strategy and increased institutional ownership in advance of converting to a dividend paying corporation.	Evans, Webster Causgrove, Strong, Christensen
	Achieved distributable cash of $2.21 per Trust Unit, exceeding target of $2.09.	Evans, Webster, Causgrove, Strong and Christensen
	Achieved production of 79,518 boe per day, exceeding the target of 77,900 boe per day and achieved operating costs of $13.13 per boe, better than the target of $14.42 per boe.	Causgrove, Strong, Christensen
	Introduced a maintenance management system and improved pipeline integrity through enhanced monitoring systems.	Causgrove
	Completed a complex consolidation of Pengrowth’s subsidiary entities to significantly simplify organizational structure and amended U.S. Tax entity classification to a corporation for U.S. federal income tax purposes thereby simplifying reporting requirements and ensuring U.S. shareholders were not disadvantaged by increases in withholding tax.	Evans, Webster, Christensen
	Executed a significant operated organic add to Pengrowth’s reserves demonstrating strong metrics of $16.47 per boe and $17,180 per flowing boe and completed disposition of non-core properties for proceeds of $34MM.	Causgrove, Strong, Christensen

Risk Management	Internal programs generated significant efficiencies, highly successful equity issue of $285MM and overall debt reduction of $470MM and preserved Pengrowth’s borrowing rating and capacity of $1.2 billion.	Evans, Webster,
	Successfully executed a commodity price risk management strategy yielding $171 million in gains representing 29% of operating cash flows in 2009.	Evans, Webster, Christensen
	Achieved exceptional HS&E performance.	Causgrove

Enterprise Leadership	Renewed strategic leadership, continued emphasis on improved performance management and succession planning. Redefined corporate strategy and effectively communicated the strategy to external and internal audiences leading to increased workforce engagement and setting the course for continued improvement.	Evans, Webster, Causgrove, Strong, Christensen

Derek Evans

Derek W. Evans, was appointed President and Chief Executive Officer of the Corporation effective September 13, 2009 upon the retirement of Mr. Kinnear. Since joining Pengrowth in May 2009, Mr. Evans has been instrumental in defining and communicating the new corporate strategy and in realigning Pengrowth’s operational focus leading to several improved analyst ratings in anticipation of improved corporate performance. Mr. Evans has facilitated a smooth transition in strategic leadership as Pengrowth continues its evolution from the management of its founder under a trust structure to a highly transparent, high-performing dividend paying corporate structure. Mr. Evans does not receive any salary or bonus in his capacity as a Director of the Corporation. The preceding table provides a description of the key achievements of Mr. Evans.

Christopher Webster

Christopher Webster is the Chief Financial Officer of the Corporation. In 2009, Mr. Webster again proved himself to be an exemplary performer across the financial functions of Pengrowth. His skillful management of the financial operations of Pengrowth has simplified the organizational structure, significantly reduced debt, preserved its borrowing capacity and positioned it well to complete the transition to a dividend paying corporation. The preceding table provides a description of the key achievements of Mr. Webster.

James Causgrove

James Causgrove is the Vice President, Production and Operations of the Corporation. Through strong focus on leadership, capital efficiency and operational effectiveness, production optimization and the management of operating costs, Mr. Causgrove consistently exceeded expectations by leading the operating groups to reach high levels of performance during 2009. Mr. Causgrove led his groups to exceed production targets by approximately 2,000 boe per day and by achieving operating costs of $381 million, significantly less than the target of $410 million. The Board also commended the operations group for outstanding HS&E results. The preceding table provides a description of the key achievements of Mr. Causgrove.

Larry Strong

Larry Strong is the Vice President, Geosciences of the Corporation. Mr. Strong successfully performed against his goals by leading the geosciences and land groups to achieve strong outcomes during a very challenging operating year. In 2009, Pengrowth made one of the largest discoveries in the history of its organic drilling program at Carson Creek. While short of the intended growth targets, strong results were demonstrated that will position Pengrowth to execute on its renewed business strategy. The preceding table provides a description of the key achievements of Mr. Strong.

William Christensen

Bill Christensen is the Vice President, Strategic Planning and Reservoir Exploitation. Mr. Christensen was instrumental in assisting with the development of Pengrowth’s renewed business strategy and in providing oversight to the execution of its key development programs. He consistently exceeded expectations throughout the development of Pengrowth’s annual planning cycle and through the reporting and execution of its exploitation plans. He refined the analysis of Pengrowth’s asset portfolio, executed a minor disposition program for the purposes of optimizing the return to Pengrowth and its Unitholders from its capital expenditure program, and continued innovative work on CO2 enhanced oil recovery pilot and commercialization. The preceding table provides a description of the key achievements of Mr. Christensen.

SUMMARY COMPENSATION TABLE

The following table sets forth all direct and indirect compensation earned by the NEOs for, or in connection with, services provided to Pengrowth and its subsidiaries for the financial year ended December 31, 2009. The method of valuation of Pengrowth’s long-term incentives is described in the notes below.

Name and Principal Position	Year	Salary(1) ($)	Trust Unit Based Awards(2) ($)	Right Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Comp.(5) ($)	Total Comp. ($)
					Annual Incentive Plans(4)	Long-Term Incentive Plans
Derek W. Evans(6)	2009	230,729	529,330	357,822	188,570	-	64,203	1,370,654
President and Chief Executive Officer	2008	-	-	-	-	-	-	-
	2007	-	-	-	-	-	-	-

Christopher G. Webster	2009	312,000	234,000	234,000	188,760	-	104,171	1,072,931
Chief Financial Officer	2008	310,000	229,411	234,037	310,000	-	88,962	1,172,410
	2007	293,125	220,579	225,226	312,443		166,085	1,217,458

James E. A. Causgrove(7)	2009	280,000	189,840	189,840	128,800	-	85,653	874,133
Vice President, Production & Operations	2008	276,667	186,124	189,868	235,200	-	110,535	998,394
	2007	254,099	158,421	161,752	228,064		172,687	974,723

Larry B. Strong(8)	2009	260,000	176,280	176,280	103,480	-	80,065	796,105
Vice President, Geosciences	2008	258,333	172,820	176,305	219,550	-	133,827	960,835
	2007	245,420	152,328	155,530	220,306		174,019	947,583

William G. Christensen(9)	2009	255,000	172,890	172,890	109,650	-	78,514	788,944
Vice President, Strategic Planning and Reservoir Exploitation	2008	253,333	169,499	172,917	215,300	-	83,607	894,656
	2007	241,254	149,291	152,419	200,080	-	140,022	883,066

James S. Kinnear(10)	2009	136,852	262,502	263,072	-	-	2,904,132	3,602,558
President, Chairman and Chief Executive Officer	2008	-	-	-	-	-	-	-
	2007	-	-	-	-	-	-	-

Charles V. Selby(11)	2009	-	88,610	88,608	-	-	814,090	991,308
Vice President and Corporate Secretary	2008	-	72,391	73,850	-	-	972,722	1,118,963
	2007	-	75,604	71,063	-	-	1,099,994	1,246,661

Notes:

(1)	Base salary earned in the calendar year, regardless of when paid.

(2)	The fair value of DEUs granted is based on an assumed 100% payout. The fair value at the time of grant was $10.00 per DEU in 2009, $18.35 per DEU in 2008 and $19.98 per DEU in 2007. The actual benefit received from the DEU grant is subject to relative corporate performance, additional DEUs received upon the reinvestment of notional distributions and future Trust Unit prices. These awards were made in March of 2009, 2008 and February of 2007, respectively.

For 2009, although the market price of the underlying Trust Units was $6.11 at the time of the grant, the Board approval a fair value of $10.00 for the purpose of determining the number of DEUs granted, so as to minimize dilution to Unitholders in recognition of market realities and competitive practices.

(3)

The value of Rights is based on a Black Scholes determination of grant date fair value of $2.00 in 2009, $3.12 in 2008 and $3.40 in 2007. The key assumptions and estimates used for the calculation of the 2009 fair value are risk-free interest rate of 1.7%, volatility of 43%, expected distribution yield of 20% per trust unit, reductions in the exercise price over the life of the trust unit rights and a forfeiture rate of 5% for directors and officers. The Black-Scholes model was used as it is the most widely used method for option valuation. The approach has been deemed to result in a fair and reasonable value for compensation purposes by the Compensation Committee. For accounting purposes, the grant date fair value determined for this award in 2009, based on a binomial method, was $1.13. While Pengrowth and the Compensation Committee have determined that the

Black-Scholes model is the most appropriate valuation methodology for compensation purposes, U.S. accounting rules prescribe the use of the binomial valuation methodology in the preparation of financial statements. These awards were made in March of 2009, 2008 and February of 2007, respectively.

For 2009, the fair value of the Rights was based on a Black-Scholes determination of grant date fair value of $2.00 based on an assumed Trust Unit price of $10.00. The market price of the Trust Units at the time of the grant was $6.11 which would have yielded a Black-Scholes value of $1.22.

(4)	Includes total bonus paid in 2010 in respect of the 2009 year. The 2009 annual performance bonus was paid in cash. For 2008 and 2007, additional PML President’s award earned was paid in Trust Units purchased on the secondary market in the first quarter of the year when the award was paid.

(5)	This column includes the value of Pengrowth’s contributions under the Employee Trust Unit Purchase Plan and/or Group RRSP Plan made on behalf of the Named Executive Officer for the noted financial year. Mr. Selby does not participate in the Employee Trust Unit Purchase Plan and/or Group RRSP Plan. See note 11 below regarding Mr. Selby’s corporate finance consulting and legal fees. For Messrs. Causgrove, Strong and Christensen, it also includes the dollar value of the signing bonus Trust Units which vested in 2007 and 2008 (see notes 7, 8 and 9). Includes the value of additional DEUs in respect of notional distributions on the NEOs’ DEUs assuming payout at 100% and using the year end Trust Unit price of $10.15 for 2009 and $17.62 in 2007. Perquisites and other executive benefits in aggregate do not exceed the lesser of $50,000 or 10% of the total of the annual salary plus bonus for any NEO and therefore are not reported in this table.

(6)	Mr. Evans became President and Chief Operating Officer on May 25, 2009, and upon the retirement of James S. Kinnear as Chairman and Chief Executive Officer on September 13, 2009, Mr. Evans was appointed President and Chief Executive Officer. Mr. Evans received an initial base LTIP grant on May 25, 2009, consistent with Pengrowth’s practice. Mr. Evans received a second LTIP grant upon his appointment as Chief Executive Officer in light of his increased responsibilities.

(7)	Mr. Causgrove was granted 10,000 Trust Units as a signing bonus on November 17, 2005; 2,500 of these vested immediately on the date of grant, 2,500 plus accumulated distributions vested on November 16, 2006, 2,500 plus accumulated distributions vested on November 16, 2007 and the remaining 2,500 plus accumulated distributions (3,914) vested on November 16, 2008.

(8)	Mr. Strong was granted 10,000 Trust Units as a signing bonus on August 4, 2005; 2,500 of these vested immediately on the date of grant, 2,500 plus accumulated distributions vested August 3, 2006, 2,500 plus accumulated distributions vested on August 3, 2007 and the remaining 2,500 plus accumulated distributions (3,814) vested on August 3, 2008.

(9)	Mr. Christensen was granted 5,000 Trust Units as a signing bonus on November 16, 2005; 1,250 of these vested immediately on the date of grant, 1,250 plus accumulated distributions vested on November 15, 2006, 1,250 plus accumulated distributions vested on November 15, 2007 and the remaining 1,250 plus accumulated distributions (1,959) vested on November 15, 2008.

(10)	From January 1, 2009 to June 30, 2009, Mr. Kinnear received no direct compensation from Pengrowth as his services to Pengrowth were provided through PML. This table does not include amounts paid to PML pursuant to the Management Agreement. See “Management Agreement”. From July 1, 2009 until his retirement on September 13, 2009, Mr. Kinnear was compensated directly by Pengrowth in his capacity as Chairman and Chief Executive Officer and received no compensation his role as a Director. Mr. Kinnear remains a director of the Corporation and since September 13, 2009 has received compensation in that role.

(11)	Mr. Selby did not receive any salary or bonus in his capacity as an officer of the Corporation and instead received corporate finance consulting and legal fees to his professional services corporation. Mr. Selby earned $814,090 in 2009, including the reinvestment of distributions and aggregate gross fees for legal consulting services provided to the Corporation.

INCENTIVE PLAN AWARDS

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, during the year, or outstanding at year end, are described under “Statement of Executive Compensation – Compensation Arrangements” and Schedule C.

OUTSTANDING TRUST UNIT-BASED AWARDS AND RIGHTS-BASED AWARDS

The following table sets forth for each NEO all awards outstanding at the end of the most recently completed financial year, if any, including awards granted before the most recently completed financial year.

Name	Rights-based Awards				Trust Unit-based Awards
	Number of Securities Underlying Unexercised Rights (#)	Right Exercise Price ($)(1)	Right Expiration Date	Value of Unexercised in-the-money Rights ($)(2)	Number of Trust Units that have not vested (#)(3)	Market or payout value of Trust Unit-based awards that have not vested ($)(4)
Derek W. Evans(5)	140,001	9.15 / 9.15	May 25, 2014	46,667	59,845	607,427
	49,092	10.36 / 10.36	Nov 11, 2014	-

Christopher G. Webster	41,971	18.14 / 12.71	Mar 03, 2010	-	58,897	597,805
	43,299	23.20 / 19.26	Feb 27, 2011	-
	66,243	19.98 / 17.83	Feb 28, 2012	-
	75,012	18.35 / 17.34	Mar 04, 2013	-
	117,000	6.11 / 6.08	Apr 03, 2014	157,560

James E. A. Causgrove	15,916	20.05 / 15.72	Nov 21, 2010	-	46,204	468,971
	15,660	23.20 / 19.26	Feb 27, 2011	-
	47,574	19.98 / 17.83	Feb 28, 2012	-
	60,855	18.35 / 17.34	Mar 04, 2013	-
	94,920	6.11 / 6.08	Mar 04, 2014	127,826

Larry B. Strong	15,513	23.20 / 19.26	Feb 27, 2011	-	43,304	439,536
	45,744	19.98 / 17.83	Feb 28, 2012	-
	56,508	18.35 / 17.34	Mar 04, 2013	-
	88,140	6.11 / 6.08	Mar 04, 2014	-

William G. Christensen	15,769	20.05 / 15.72	Nov 21, 2010	-	42,464	431,010
	15,516	23.20 / 19.26	Feb 27, 2011	-
	44,829	19.98 / 17.83	Feb 28, 2012	-
	55,422	18.35 / 17.34	Mar 04, 2013	-
	86,445	6.11 / 6.08	Mar 04, 2014	116,413

James S. Kinnear(6)	142,974	9.18 / 9.18	Sep 12, 2011	46,228	-	-

Charles V. Selby	12,507	18.14 / 12.71	Mar 03, 2010	-	20,205	205,081
	12,507	23.20 / 19.26	Feb 27, 2011	-
	20,901	19.98 / 17.83	Feb 28, 2012	-
	23,670	18.35 / 17.34	Mar 04, 2013	-
	44,304	6.11 / 6.08	Apr 03, 2014	-

Notes:

(1)	Prices noted are the grant date exercise price and reduced exercise price at December 31, 2009. The Rights Incentive Plan provides for a downward adjustment of the exercise price of the Rights, provided distributions paid to Unitholders exceed certain thresholds. The holder may elect to pay the grant date exercise price or the reduced exercise price.

(2)	Value based on a $10.15 market price at the close of business on December 31, 2009.

(3)	Total number of Trust Units, which includes additional DEUs received upon the reinvestment of notional distributions earned on DEUs.

(4)	Value based on a $10.15 market price at the close of business on December 31, 2009 and assuming a 100% payout.

(5)	Mr. Evans became President and Chief Operating Officer on May 25, 2009, and upon the retirement of James S. Kinnear as Chairman and Chief Executive Officer on September 13, 2009, Mr. Evans was appointed President and Chief Executive Officer.

(6)	Up to June 30, 2009, James S. Kinnear did not receive any direct compensation as the Chairman and Chief Executive Officer of the Corporation. See note 10 under “Summary Compensation Table”.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth details of the value vested or earned by the NEOs during the most recently completed financial year for each incentive plan award.

Name	Rights-based Awards – Value vested during the year ($)(1)	Trust Unit-based awards – Value vested during the year ($)(2)	Non-Equity incentive plan compensation – Value earned during the year ($)(3)
Derek W. Evans(4)	-	-	188,570

Christopher G. Webster	-	115,162	188,760

James E. A. Causgrove	-	41,648	128,800

Larry B. Strong	-	41,265	103,450

William G. Christensen	-	43,564	109,650

James S. Kinnear(5)	-	305,000	-

Charles V. Selby	-	35,124	-

Notes:

(1)	The value of Rights that vested during the year is calculated as if they were exercised at the closing market price on the vesting date, or the closing market price on the next trading day if the vesting occurs on a non-trading day.

(2)	The value of DEUs vested during the year includes the value of additional DEUs received upon the reinvestment of notional distributions earned on DEUs. The Board approved a performance multiplier of 150% based on Pengrowth’s relative performance against the competitive peer group established at the outset of the three year vesting period ending 2008. The total value is calculated at the average market price of those DEUs sold on the market for tax purposes.

(3)	Includes total bonus paid in respect of the 2009 year (as indicated under the heading “Summary Compensation Table”).

(4)	Mr. Evans became President and Chief Operating Officer on May 25, 2009, and upon the retirement of James S. Kinnear as Chairman and Chief Executive Officer on September 13, 2009, Mr. Evans was appointed President and Chief Executive Officer.

(5)	See note 10 under “Summary Compensation Table” regarding Mr. Kinnear.

2010 PERFORMANCE SHARE AND RESTRICTED SHARE AWARDS

The following table sets forth all of the 2010 awards to the NEOs. These awards were approved in February 2010, contingent upon Unitholder approval of the proposed changes to Pengrowth’s compensation plans (See “Matters to be Acted Upon at the Meeting – Amendments to the Rights Incentive Plan and DEU Plan and Adoption of the 2010 Long Term Incentive Plan”), as a reflection of performance rendered in 2009.

Name	Performance Share Unit (PSU) Based Awards(1) ($)	Restricted Share Unit (RSU) Based Awards(2) ($)
Derek W. Evans(3)	465,500	465,500

Christopher G. Webster	290,400	290,400

James E. A. Causgrove	181,930	181,930

Larry B. Strong	157,918	157,918

William G. Christensen	157,918	157,918

Notes:

(1)	The value of PSUs granted is based on an assumed 100% payout.

(2)	The value of RSUs is based on an assumed 100% vesting.

(3)	Mr. Evans became President and Chief Operating Officer on May 25, 2009, and upon the retirement of James S. Kinnear as Chairman and Chief Executive Officer on September 13, 2009, Mr. Evans was appointed President and Chief Executive Officer.

(4)	For 2010, these awards will be made in DEUs pursuant to the current LTIP with terms equivalent to the PSUs and RSUs. PSUs and RSUs will not be issued until the conversion of the Trust to a dividend paying corporation becomes effective.

(5)	Mr. Kinnear’s award has not been included as it was granted to Mr. Kinnear solely in his capacity as a Director. See “2010 Deferred Share Awards to Directors”.

PENSION PLAN BENEFITS

The Corporation does not have a defined benefit or defined contribution pension plan.

TERMINATION AND CHANGE OF CONTROL BENEFITS

DESCRIPTION OF EMPLOYMENT AGREEMENTS

Each of Messrs. Evans, Webster, Causgrove, Strong and Christensen has entered into an employment agreement with Pengrowth (the “Employment Agreements”). The Employment Agreements set out the principal terms of the employment relationship with Pengrowth, including the individuals’ position description and financial terms. In addition, the agreements detail the severance payments that will be paid on the termination of employment by, or a change of control of, Pengrowth.

Mr. Evans – Mr. Evans’ Employment Agreement provides for a payment to Mr. Evans upon: (i) the termination of Mr. Evans’ employment by Pengrowth without cause, (ii) the resignation of Mr. Evans within 30 days of the occurrence of an act of constructive dismissal, or (iii) Mr. Evans electing to terminate his employment with Pengrowth within 90 days of the occurrence of an act of constructive dismissal that occurs within 90 days of a change of control. Upon the occurrence of any of the foregoing, Mr. Evans is entitled to accrued and unpaid salary, benefits and vacation pay and a pro-rated portion of any annual cash performance bonus for that part of the calendar year prior to the cessation of his employment. He is also entitled to an additional payment equal to two years of base salary and annual cash performance bonus (as calculated in accordance with the Employment

Agreement). Furthermore, all outstanding Rights, DEUs or awards under other incentive plans will vest, or be exercisable, payable, forfeited or otherwise dealt with, as the case may be, in accordance with the terms of such plans applicable to such events. In the event Mr. Evans elects to terminate his employment with Pengrowth within 90 days of the occurrence of an act of constructive dismissal that occurs within 90 days of a change of control, payment of the foregoing benefits may, in the discretion of Pengrowth, be conditional on Mr. Evans continuing his employment with Pengrowth or its successor and continuing to diligently perform his employment duties, for a period of up to six months following the effective date of the change of control.

Mr. Webster – Mr. Webster’s Employment Agreement provides for a payment to Mr. Webster upon either: (i) termination of employment without cause; or (ii) a change of control of Pengrowth. Upon the termination of Mr. Webster’s employment by Pengrowth without cause, Mr. Webster is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of termination plus an additional payment equal to 2.25 years of total cash compensation (salary plus bonus). Upon a change of control of Pengrowth, and provided Mr. Webster elects to terminate his employment with Pengrowth within 90 days of such change of control, all outstanding Rights and DEUs held by Mr. Webster fully vest and become exercisable and Mr. Webster is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of the change of control and to an additional payment equal to 2.25 years of total cash compensation (salary plus bonus). Any payment to Mr. Webster upon a change of control may be contingent upon, at the election of Pengrowth, Mr. Webster remaining in his employment with Pengrowth or its successor for a period of up to six months following the effective date of such change of control.

Mr. Causgrove – The Employment Agreement with Mr. Causgrove provides for a payment to Mr. Causgrove upon either: (i) termination of employment without cause; or (ii) a change of control of Pengrowth. Upon the termination of Mr. Causgrove’s employment by Pengrowth without cause, Mr. Causgrove is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of termination plus an additional payment equal to 1.75 years of total cash compensation (salary plus bonus). Upon a change of control of Pengrowth, and provided Mr. Causgrove elects to terminate his employment with Pengrowth within 90 days of such change of control, all outstanding Rights and DEUs held by Mr. Causgrove fully vest and become exercisable and Mr. Causgrove is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of the change of control and to an additional payment equal to 1.75 years of total cash compensation (salary plus bonus). Any payment to Mr. Causgrove upon a change of control may be contingent upon, at the election of Pengrowth, Mr. Causgrove remaining in his employment with Pengrowth or its successor for a period of up to six months following the effective date of such change of control.

Mr. Strong – The Employment Agreement with Mr. Strong provides for a payment to Mr. Strong upon either: (i) termination of employment without cause; or (ii) a change of control of Pengrowth. Upon the termination of Mr. Strong’s employment by Pengrowth without cause, Mr. Strong is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of termination plus an additional payment equal to 1.75 months’ salary for each full year of service, for a minimum of six months of salary to a maximum of 1.75 years of salary. Upon a change of control of Pengrowth, and provided Mr. Strong elects to terminate his employment with Pengrowth within 90 days of such change of control, all outstanding Rights and DEUs held by Mr. Strong fully vest and become exercisable and Mr. Strong is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of such change of control plus an additional payment in the amount of 1.75 times his total cash compensation (salary plus bonus). Any payment to Mr. Strong upon a change of control may be contingent upon, at the election of Pengrowth, Mr. Strong remaining in his employment with Pengrowth or its successor for a period of up to six months following the effective date of such change of control.

Mr. Christensen – The Employment Agreement with Mr. Christensen provides for a payment to Mr. Christensen upon either: (i) termination of employment without cause; or (ii) a change of control of Pengrowth. Upon the termination of Mr. Christensen’s employment by Pengrowth without cause, Mr. Christensen shall be entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of termination plus an additional payment equal to 1.75 months’ total cash compensation (salary plus bonus) for each full year of service, for a minimum of six months of salary to a maximum of 1.75 years of salary. Upon a change of control, and provided Mr. Christensen elects to terminate his employment with Pengrowth within 90 days of such change of control, all outstanding Rights and DEUs held by Mr. Christensen fully vest and become exercisable and Mr. Christensen is entitled to his salary, benefits and any other amounts earned under any bonus or incentive plan up to the date of the change of control plus an additional payment in the amount of 1.75 times his total cash compensation (salary plus bonus). Any payment to Mr. Christensen upon a change of control may be contingent upon, at the election of Pengrowth, Mr. Christensen remaining in his employment with Pengrowth or its successor for a period of up to six months following the effective date of such change of control.

The Employment Agreements with each of Messrs. Causgrove, Strong and Christensen include confidentiality provisions intended to protect Pengrowth’s intellectual property and assets.

For the purposes of the Employment Agreements only, a “change of control” includes a take-over, amalgamation, merger or other business combination resulting in a change of majority ownership of Pengrowth, a liquidation or winding-up of Pengrowth or its assets, a sale of substantially all of Pengrowth’s assets or the replacement of a majority of Pengrowth’s board members. A “change of control” does not include the conversion of the Trust into a dividend paying corporation.

ESTIMATED INCREMENTAL PAYMENTS ON A CHANGE OF CONTROL

The following table outlines the estimated incremental payments NEOs would be entitled to had a payment event occurred on December 31, 2009.

	Payment Event
NEO	Termination Without Cause	Change of Control(2)
Derek W. Evans	$1,662,500	$2,316,594

Christopher G. Webster	$1,050,750	$1,808,115

James E.A. Causgrove	$707,875	$1,304,671

Larry B. Strong	$151,667	$1,097,973

William G. Christensen	$215,250	$1,193,172

Charles V. Selby(1)	-	-

Notes:

(1)	Mr. Selby was not party to an employment agreement.

(2)	Upon a change of control, Pengrowth may require that the NEO remain with the Corporation for a period of up to six months, in which case all benefits will be paid to such NEO during the period of continued service or for 120 days (180 days in the case of Mr. Evans and Mr. Causgrove), whichever is greater. The numbers in this column do not include the value of such benefits as it is not possible to determine, if, and for how long, such NEO’s employment will be extended.

DIRECTOR COMPENSATION

The Board, through the Corporate Governance Committee, is responsible for the development and implementation of Pengrowth’s strategy with respect to the compensation of the non-executive Directors. The main objectives of Pengrowth’s compensation strategy for non-executive Directors are: (i) to attract and retain the services of the most qualified individuals; (ii) to compensate the non-executive Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and committee membership and which is competitive with other comparable public issuers; and (iii) to align the interests of the non-executive Directors with Unitholders. To meet and maintain these objectives, the Board, together with the Corporate Governance Committee, with the assistance of independent external advisors, periodically performs a comprehensive review of the compensation paid to the non-executive Directors, making any changes it deems necessary.

Under the non-executive Directors’ compensation package, annual retainers for membership on the Board and any of the standing committees thereof are paid to Directors quarterly and are pro-rated for partial service. The Chairman of the Board and the Chair of each Board Committee receives an additional annual retainer. These annual retainers assist the Board in maintaining a competitive position and are determined in relation to a comparator group of public issuers. The same fees are paid for attending meetings in person or by conference call. A travel allowance of $1,500 is paid whenever a director travels outside of his or her home province or state, or travels more than a total of three hours, round trip, to attend a Pengrowth meeting. The following is a schedule of annual retainers and meeting fees for non-executive Directors in effect during 2009:

Type of Fee	Amount ($)
Annual Board Retainer	30,000
Additional Annual Retainer to Chairman	45,000
Additional Annual Retainer to Chairman of Audit Committee	20,000
Additional Annual Retainer to Chairman of Compensation, Corporate Governance, and Reserves, Operations and Environmental, Health and Safety Committees	10,000
Additional Annual Retainer to Audit Committee Members	10,000
Additional Annual Retainer to Members of Compensation, Corporate Governance, and Reserves, Operations and Environmental, Health and Safety Committees	5,000
Fee for each Board Meeting	1,500
Fee for each Committee Meeting	1,500

All non-executive Directors are reimbursed for reasonable out-of-pocket expenses they incur in the execution of their role as Director.

Since the announcement of the SIFT legislation on October 31, 2006, the Board of Directors has spent considerable effort on positioning Pengrowth to transition to a dividend paying company with a traditional corporate governance structure. In 2009, a continued and high level of commitment by the Directors of Pengrowth was required as Pengrowth completed the significant transition to a traditional corporate management structure from the external management structure under which it was formed, made the final determination to convert to a dividend paying corporation, oversaw a succession in leadership, transitioning from the leadership of its founder and manager, James S. Kinnear, to the leadership of Mr. Derek W. Evans and adopted a new value creation strategy.

In 2009, there were 23 meetings of the Board of Directors, five meetings of the Audit Committee, five meetings of the Corporate Governance Committee, seven meetings of the Compensation Committee and four meetings of the Reserves, Operations and Environmental Health and Safety Committee. For details of the Directors attendance at each of the meetings of the Board and its committees, please see section 1(g) of Appendix 1 to this Circular.

The following table sets out the cash fees earned by each of the Directors in connection with their attendance at Board and committee meetings for the year ended December 31, 2009:

	Board Fees			Standing Committee Fees			2009 Total ($)	2008 Total ($)	2007 Total ($)
	Lead ($)	Retainer ($)	Meeting Fees ($)	Chair ($)	Retainer ($)	Meeting Fees(1) ($)
Derek W. Evans(2)	-	-	-	-	-	-	-	-
John B. Zaozirny	45,000	30,000	34,500	10,000	5,000	18,000	142,500	148,500	157,500
James S. Kinnear(3)	-	-	-	-	-	-	-	-
Thomas A. Cumming	-	30,000	34,500	20,000	10,000	24,000	118,500	126,000	104,288
Wayne K. Foo	-	30,000	34,500	10,000	5,000	12,000	91,500	98,500	70,016
Michael S. Parrett	-	30,000	31,500	10,000	15,000	36,000	122,500	139,000	124,000
A. Terence Poole	-	30,000	33,000	-	15,000	15,000	93,000	102,000	84,000
D. Michael G. Stewart	-	30,000	34,500	-	10,000	16,500	91,000	100,000	77,167
Nicholas C.H. Villiers	-	30,000	30,000	-	-	1,500	61,500	51,000	4,353

Notes:

(1)	Includes travel allowances paid in the amount of $13,500 to Mr. Parrett and $1,500 to Mr. Villiers in order to attend meetings of the Board and the committees thereof.

(2)	Derek W. Evans is also an NEO and receives no compensation for service as a Director.

(3)	Prior to his retirement as Chairman and Chief Executive Officer in September of 2009, James S. Kinnear was also an NEO and received no compensation in his role as a Director.

The Corporate Governance Committee has the responsibility to review and make recommendations for Board compensation to the Board on a regular basis. The Board’s policy is for total compensation levels paid to Directors to be competitive with the compensation paid to Boards of companies of a similar size and nature as Pengrowth. The non-executive Directors may also be compensated through the granting of DEUs pursuant to the DEU Plan. DEUs granted to Directors do not have vesting or performance requirements and are released only upon the individual ceasing to be a Director of Pengrowth for any reason.

DIRECTOR COMPENSATION TABLE

The following table sets forth all amounts of compensation provided to the directors for the Corporation’s most recently completed financial year.

Name	Fees Earned ($)	Trust Unit- Based Awards ($)(1)	All Other Compensation ($)		2009 Total ($)	2008 Total ($)	2007 Total ($)
Derek W. Evans(2)	-	-	-		-	-	-
John B. Zaozirny	142,500	160,000	-		302,500	305,356	312,900
James S. Kinnear(3)	-	-	-		-	-	-
Thomas A. Cumming	118,500	80,000	-		198,500	204,428	196,621
Wayne K. Foo	91,500	80,000	-		171,500	176,928	159,652
Michael S. Parrett(4)	109,000	80,000	13,500	(4)	202,500	217,428	223,716
A. Terence Poole	93,000	80,000	-		173,000	180,428	176,333
D. Michael G. Stewart	91,000	80,000	-		171,000	178,428	170,293
Nicholas C. H. Villiers(5)	60,000	80,000	50,063	(5)	141,500	129,428	4,353

Notes:

(1)	The amount of the equity incentive awards to Directors was based on advice from an independent compensation advisor. The value of DEUs granted is based on a valuation price (equal to market price) at the time of grant of $10.00 per DEU. The actual benefit received from the DEU grant is subject to additional DEUs received upon the reinvestment of notional distributions and future market prices.

(2)	Derek W. Evans is also an NEO and receives no compensation for service as a Director.

(3)	Prior to his retirement as Chairman and Chief Executive Officer in September of 2009, James S. Kinnear was also an NEO and received no compensation in his role as a Director.

(4)	Mr. Parrett received a travel allowance of $13,500.

(5)	Mr. Villiers is engaged by PML on a consulting basis for international capital markets consulting and business development purposes. During 2009, Mr. Villiers was paid U.S.$43,750 (Cdn. $48,562.51) by PML. Mr. Villiers also received a travel allowance from Pengrowth of $1,500.

In 2009, 64,000 DEUs were granted to the non-executive Directors, representing approximately 0.022% of the outstanding Trust Units on December  31, 2009.

INCENTIVE PLAN AWARDS FOR DIRECTORS

The significant terms of all plan-based awards, including non-equity incentive plan awards, issued or vested, during the year, or outstanding at year end, in respect of directors, are described under “Statement of Executive Compensation – Compensation Arrangements” and Schedule C.

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

The following table sets forth for each director all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

	Right/Option-Based Awards				Trust Unit-Based Awards
Name	Number of Securities Underlying Unexercised Options/ Rights (#)	Option/Right Exercise Price ($)(1)	Option/Right Expiration Date	Value of Unexercised In-the-Money Options/ Rights ($)(2)	Number of Trust Units That Have Not Vested (#)(3)	Market or Payout Value of Trust Unit- Based Awards That Have Not Vested ($)
Derek W. Evans(4)	-	-	-	-	-	-

John B. Zaozirny	12,000 12,000	18.14/12.68 23.20/19.23	Mar. 3, 2010 Feb. 27, 2011	- -	- -	- -

James S. Kinnear(5)	-	-	-	-	-	-

Thomas A. Cumming	12,000	23.20 /19.23	Feb. 27, 2011	-	-	-

Wayne K. Foo	7,500	25.23/22.15	Aug. 2, 2011	-	-	-

Michael S. Parrett	-	-	-	-	-	-

A. Terence Poole	15,000	18.69/13.97	July 7, 2010	-	-	-

D. Michael G. Stewart	-	-	-	-	-	-

Nicholas C. H. Villiers	-	-	-	-	-	-

Notes:

(1)	Where two values are provided, prices noted are the grant date exercise price and reduced exercise price at December 31, 2009 of Rights. The Rights Incentive Plan provides for a downward adjustment of the exercise price of the Rights, provided distributions paid to Unitholders exceed certain thresholds. The holder may elect to pay the grant date exercise price or the reduced exercise price. Where one value is provided, prices reflect the exercise price of Trust Unit Options.

(2)	Value based on a $10.15 market price at the close of business on December 31, 2009; at that price, there were no unexercised in-the-money Rights as at December 31, 2009.

(3)	Directors’ DEUs vest immediately on the date they are granted, and as such there were no unvested DEUs outstanding at December 31, 2009.

(4)	Derek W. Evans is also an NEO and receives no compensation for service as a Director.

(5)	Prior to his retirement as Chairman and Chief Executive Officer in September of 2009, James S. Kinnear was also an NEO and received no compensation in his role as a Director.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth details of the value vested or earned by each director during the most recently completed financial year for each incentive plan award.

Name	Option/Rights-Based Awards – Value Vested During the Year ($)(1)	Trust Unit-based awards – Value Vested During the Year ($)(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Derek W. Evans(3)	-	-	-
John B. Zaozirny	-	148,388	-
James S. Kinnear(4)	-	-	-
Thomas A. Cumming	-	73,896	-
Wayne K. Foo	-	72,183	-
Michael S. Parrett	-	78,704	-
A. Terence Poole	-	73,896	-
D. Michael G. Stewart	-	74,408	-
Nicholas C. H. Villiers	-	66,459	-

Notes:

(1)	No Rights held by the Directors vested during the year ended December 31, 2009.

(2)	The value in this column is the sum of the value of DEUs granted and the value of all additional notional DEUs in respect of distributions during the year. The values were calculated by multiplying the number of DEUs by the market price at the time of grant / distribution.

(3)	Derek W. Evans is also an NEO and receives no compensation for service as a Director.

(4)	Prior to his retirement as Chairman and Chief Executive Officer in September of 2009, James S. Kinnear was also an NEO and received no compensation in his role as a Director.

2010 DEFERRED SHARE AWARDS TO DIRECTORS

For 2010 and beyond, contingent upon Unitholder approval of the 2010 Long Term Incentive Plan, Directors will receive Deferred Share Units with terms equivalent to the Directors’ DEUs in that they will not have vesting or performance requirements and would be paid out only upon the individual ceasing to be a Director of Pengrowth for any reason. The amount of the equity incentive awards to Directors was based on advice from an independent compensation advisor.

Name	Deferred Share Unit (DSU)(1)(2) ($)
Derek W. Evans(3)	-
John B. Zaozirny	160,000
James S. Kinnear	80,000
Thomas A. Cumming	80,000
Wayne K. Foo	80,000
Michael S. Parrett	80,000
A. Terence Poole	80,000
D. Michael G. Stewart	80,000
Nicholas C. H. Villiers	80,000
James D. McFarland(4)	108,025

Notes:

(1)	The value of DSUs granted is based on an anticipated 100% payout.

(2)	For 2010, these awards will be made in DEUs pursuant to the current LTIP with terms equivalent to the DSUs. DSUs will not be issued until the conversion of the Trust to a dividend paying corporation becomes effective.

(3)	Derek W. Evans is also an NEO and receives no compensation for service as a Director.

(4)	Includes an initial Director’s grant of DEUs of $28,025.

PERFORMANCE GRAPHS

The following performance graphs and tables compare Pengrowth’s five-year cumulative Unitholder return (assuming the reinvestment of distributions) for $100 invested in the Trust Units on December 31, 2004 with the cumulative total returns of the S&P/TSX Composite Index and the S&P/TSX Capped Energy Index for the five most recently completed financial years. On July 27, 2004, the Trust Units were reclassified as either Class A Trust Units or Class B Trust Units, depending upon the jurisdiction of residency of the holder thereof. On July 27, 2006, the Class A Trust Units were converted into Trust Units on a one for one (1:1) basis and the Class B Trust Units were renamed and commenced public trading as “Trust Units”. The Class A Trust Units were subsequently de-listed from the facilities of the New York Stock Exchange and the TSX.

PERFORMANCE OF CLASS A TRUST UNITS

The following graph and table assumes that the holder of Trust Units obtained Class A Trust Units on July 27, 2004 and converted those Class A Trust Units back into Trust Units on July 27, 2006.

	2004	2005	2006	2007	2008	2009
Trust Units (formerly Class A Trust Units)	$100	$122.14	$100.34	$103.36	$64.98	$81.17
S&P/TSX Composite Index	$100	$121.91	$139.60	$149.60	$97.20	127.03
S&P/TSX Capped Energy Index	$100	$159.73	$162.07	$174.87	$108.10	$148.47

PERFORMANCE OF CLASS B TRUST UNITS

The following graph and table assumes that the holder of Trust Units obtained Class B Trust Units on July 27, 2004 and that those Class B Trust Units were renamed as Trust Units on July 27, 2006.

	2004	2005	2006	2007	2008	2009
Trust Units (formerly Class B Trust Units)	$100	$141.68	$141.93	$146.20	$91.89	$114.77
S&P/TSX Composite Index	$100	$121.91	$139.60	$149.60	$97.20	$127.03
S&P/TSX Capped Energy Index	$100	$159.73	$162.07	$174.87	$108.10	$148.47

PERFORMANCE OF BLENDED TRUST UNITS

The following graph and table is intended to provide an illustration of the approximate combined performance of the Trust Units over the last five years. The following graph and table assumes that the holder of Trust Units obtained an equal number of Class A Trust Units and Class B Trust Units (together, the “Blended Trust Units”) on July 27, 2004 and that those Class A Trust Units and Class B Trust Units were converted into, or renamed as, Trust Units on July 27, 2006.

	2004	2005	2006	2007	2008	2009
Blended Trust Units (combination of Class A Trust Units and Class B Trust Units)	$100	$127.60	$115.49	$118.97	$74.77	$93.39
S&P/TSX Composite Index	$100	$121.91	$139.60	$149.60	$97.20	$127.03
S&P/TSX Capped Energy Index	$100	$159.73	$162.07	$174.87	$108.10	$148.47

Compensation for Pengrowth’s management is based on the achievement of certain pre-determined criteria at the beginning of each fiscal year. The Compensation Committee reviews and recommends to the Board the remuneration of the NEOs. The Compensation Committee considers a number of factors in connection with its determination of appropriate levels of compensation as discussed under “Statement of Executive Compensation – Compensation Discussion and Analysis” above. The achievement of these objectives is measured against corporate and individual targets, as described earlier and do not necessarily track the changes in the market value of our Trust Units.

Pengrowth’s cumulative Unitholder return performance graphs, as depicted above, reflect both operational and financial performance within Pengrowth’s control as well as volatile commodity prices and economic and market conditions beyond its control, especially near the end of 2008 and the first half of 2009 with the impact of the global decline in the economy. Over the five-year period ending December 31, 2009, the compound annual growth rate of our total Unitholder return was 1.36%. By comparison, the compound annual growth rate of our NEOs’ total compensation over this same period, which has, for the most part, been in place in its present form since 2005, was 3.5%.

Furthermore, the NEOs and our Directors receive a significant proportion of their compensation through the Long Term Incentive Plan in the form of Rights and DEUs, the value of which is almost entirely dependent upon the market price of our Trust Units. The challenging global economic environment has resulted in a decrease to the market value of our Trust Units, with a corresponding reduction in the value of the Rights and DEUs held by the NEOs and our Directors which has significantly reduced the planned value of their total compensation, thereby aligning their experience with that of Unitholders in these difficult economic times.

OTHER COMPENSATION

TRUST UNIT OWNERSHIP GUIDELINES

Pengrowth has implemented guidelines for Trust Unit ownership for the Directors and executive officers of the Corporation. Although not a condition of employment, compliance with the ownership guidelines is a significant factor to be considered in connection with, among other things, determining eligibility to participate in Pengrowth’s long-term incentive program. Pengrowth’s ownership guidelines provide that members of Pengrowth’s management team are required to hold Trust Units with a value based upon a multiple of their annual base salary. The applicable multiple to be applied to the individual’s annual base salary varies by level, with a multiple of three times applicable to the President and Chief Executive Officer, a multiple of two times applicable to the Chief Financial Officer, Executive Vice-Presidents and Senior Vice Presidents and a multiple of 1.5 times applicable to Vice-Presidents. Members of Pengrowth’s management team are encouraged to satisfy the minimum ownership guidelines within three years of their appointment. Mr. Evans joined Pengrowth on May 25, 2009 and accordingly is not yet required to satisfy the minimum ownership guidelines. Each of the remaining NEOs is in compliance with the ownership guidelines.

Pengrowth’s minimum ownership guidelines provide that non-executive Directors are required to hold trust units with a value equal to five times their annual retainer. Directors are encouraged to satisfy the minimum ownership guidelines within three years of their election or appointment. Mr. Villiers and Mr. McFarland were appointed in November of 2007 and January of 2010, respectively, and accordingly are not yet required to satisfy the minimum ownership guidelines. Each of the remaining non-executive Directors is in compliance with Pengrowth’s ownership guidelines.

TRUST UNIT MARGIN PURCHASE PLAN

Termination of Margin Purchase Plan

On November 11, 2009 the Board decided to terminate the Margin Purchase Plan, effective February 18, 2012, which was available to employees and special consultants of the Corporation.

In accordance with the restrictions on financial assistance in the Sarbanes-Oxley Act of 2002 (“SOX”), the Margin Purchase Plan was not available to Directors and officers. Participants were permitted to acquire Trust Units through individual margin accounts with a specified Canadian investment dealer which provides participants with up to 75% margin, supported by a letter of credit by the Corporation. Participants may utilize the Margin Purchase Plan in order to exercise Rights (as defined hereinafter) held by them. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations in respect to their margin loans. If there is a requirement to draw on the letter of credit to support the margin requirements of the specified Canadian investment dealer, each of the participants in the Margin Purchase Plan will nonetheless remain responsible to reimburse the Corporation and the specified Canadian investment dealer for all principal and interest associated with their margin loans. The Margin Purchase Plan is terminable upon two years notice by the Corporation or by the specified investment dealer. The amount of the letter of credit (currently $1 million) may vary on the basis of interest rates, Trust Unit distributions and the trading price of the Trust Units. Costs of administration of the Margin Purchase Plan are shared equally between the participants and the Corporation, and participants share costs amongst themselves on a pro rata basis.

TRUST UNITS ISSUABLE FROM TREASURY

Since January 25, 1995, Pengrowth has maintained a fixed maximum number of Trust Units reserved for issuance under its security-based compensation arrangements. Since that date, Pengrowth has reserved an aggregate of 24,000,000 Trust Units for issuance under the Rights Incentive Plan, the DEU Plan and the stock option plan which is no longer in effect, subject to a maximum of 5,525,000 DEUs being available for issuance pursuant to the DEU Plan (including all previously exercised incentives). As of March 29, 2010, there were an aggregate of 6,138,764 outstanding Rights and DEUs.

The following table sets out as of March 29, 2010, both in the aggregate and as a percentage of the Trust Units issued and outstanding, the number of Rights and DEUs: (i) authorized to be granted; (ii) historically granted, net of any cancellations; (iii) historically exercised; (iv) outstanding; and (v) available to be granted.

	Authorized	Historically Granted (Net of Cancellations)		Historically Exercised		Outstanding		Available(3)
		(#)	(%)	(#)	(%)	(#)	(%)	(#)		(%)
Rights	18,475,000	8,477,016	2.9	4,013,689	1.4	4,463,327	1.5	2,789,893	(3)	1.0
DEUs(1)(2)	5,525,000	2,580,500	0.9	905,063	0.3	1,675,437	0.6	2,944,500		1.0

Notes:

(1)	Including Trust Units earned through the notional distribution reinvestment and performance components of the DEU Plan. See “Statement of Executive Compensation – Compensation Arrangements – Long Term Incentive Plans – Deferred Entitlement Unit Plan”.

(2)	Pengrowth’s current practice is that the number of Trust Units granted upon the exercise of DEUs may equal up to, but not more than, 150% of the aggregate of the DEUs granted and the additional DEUs acquired through the reinvestment of notional distributions, subject to Pengrowth meeting certain performance criteria. The number of DEUs provided does not include DEUs which may be granted subsequent to March 29, 2010 through the notional distribution reinvestment component of the DEU Plan or DEUs granted upon the satisfaction of the performance criteria.

(3)	The number of Trust Units Pengrowth is permitted to issue upon the exercise of Rights and options under its prior plans may not, in the aggregate, exceed 18,475,000. A total of 7,208,091 Trust Units have been issued on the exercise of options granted under Pengrowth’s prior option plan, which reduces the total number reserved for issuance on the exercise of Rights.

The following table sets forth information with respect to compensation plans under which equity securities are authorized for issuance as at December 31, 2009, aggregated for all compensation plans previously approved by Unitholders and all compensation plans not previously approved by Unitholders.

	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	Rights 5,455,598	$12.23	2,057,584
	DEUs 2,291,469(1)	N/A(2)	2,561,401
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	7,747,067	N/A	4,618,985

Notes:

(1)	Trust Units representing DEUs acquired through the reinvestment of notional distributions are included.

(2)	No consideration is payable upon the exercise of a DEU by the holder thereof.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

Pengrowth maintains insurance for the benefit of its Directors and officers and the directors and officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. A maximum amount of US$85 Million of insurance coverage is available for each claim for which Pengrowth grants indemnification. Each claim is subject to a deductible of either US$250,000 or US$1,000,000 depending on the type of claim. The Corporation bears the entire cost of the premiums payable pursuant to this coverage.

STATEMENT OF CORPORATE GOVERNANCE

MANDATES OF THE TRUSTEE AND THE BOARD OF DIRECTORS

Pengrowth holds petroleum and natural gas rights and other assets. Under the amended and restated royalty indenture of the Corporation, dated December 30, 2009, and supplemented on December 31, 2009 (the “Royalty Indenture”), a royalty was created representing 99% of the “Royalty Income”, which is payable to the holders of royalty units of the Corporation created and issued pursuant to the Royalty Indenture (the “Royalty Units”). The Trust was created for the purpose of issuing Trust Units to the public, facilitating an indirect investment in Royalty Units and other permitted investments under the Trust Indenture. The Trust holds Royalty Units, interests in certain petroleum and natural gas facilities, securities of the Corporation, cash and other assets.

Under the terms of the Trust Indenture, the Trustee is empowered to exercise those rights and privileges that could be exercised by a beneficial owner of the assets of the Trust in respect of the administration and management of the Trust. The Trustee is permitted to delegate certain of the powers and duties of the Trustee to any one or more agents, representatives, officers, employees, independent contractors or other persons. However, the Trust Indenture also grants broad authority to the Corporation as “Administrator”. The powers of the Trustee are also subject to the voting rights of Unitholders in certain circumstances.

Currently, the USA provides that the Board shall consist of two nominees of PML and up to ten Directors who are elected by the Unitholders. The Board meets a minimum of four times each year, once in each fiscal quarter. In addition, the Board meets at other times when matters requiring its approval are raised and the timing is such that it is not prudent or possible to await a regularly scheduled quarterly meeting. During 2009, 23 regularly constituted Board meetings were held.

BOARD INDEPENDENCE

The Listed Company Manual of the New York Stock Exchange (the “NYSE”) states that a majority of Directors must be independent. For the purposes of the NYSE rules and regulations, an independent director is defined as one who has been determined by the Board to have no material relationship with Pengrowth. In addition, a Director is not independent if: (i) the Director is, or has been within the past three years, an employee of Pengrowth or an immediate family member is, or has been within the past three years, an executive officer of Pengrowth; (ii) the Director or an immediate family member has received during any twelve month period within the last three years, more than U.S.$120,000 in direct compensation from Pengrowth (other than director and committee fees and pension or other forms of deferred compensation for prior service, provided such compensation is not contingent in any way on continued service); (iii) the Director is a current partner or employee of a firm that is Pengrowth’s internal or external auditor, the Director has an immediate family member who is a current partner of such a firm, the Director has an immediate family member who is a current employee of such a firm and personally works on Pengrowth’s audit, or the Director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on Pengrowth’s audit within that time; (iv) the Director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of Pengrowth’s present officers at the same time serves or served on that company’s compensation committee; and (v) the Director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Pengrowth for a property or services in an amount which, in any of the last three fiscal years, exceeds the greater of U.S. $1,000,000, or 2% of such other company’s consolidated gross revenues.

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian Securities Administrators (“NI 58-101”) recommends that the board of directors of every issuer be constituted with a majority of individuals who qualify as “independent”. An independent director is a director that has no material relationship, direct or indirect, with the issuer, which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

Seven of the ten Directors recommended for election to the Board qualify as independent directors under the NYSE requirements and NI 58-101. Mr. Derek W. Evans, the President and Chief Executive Officer of the Corporation, is not independent and is a related Director. Mr. James S. Kinnear, who was Chief Executive Officer of the Corporation prior to his retirement on September 13, 2009, is not independent and is a related Director. Mr. Nicholas C. H. Villiers is considered not to be independent and is a related Director as he is PML’s additional appointee to the Board pursuant to the terms of the USA. The remaining Directors are “independent” under both the NYSE requirements and NI 58-101.

BOARD APPROVALS AND STRUCTURE

The Board assumes overall responsibility for the strategic direction of Pengrowth, including the annual consideration of a strategic plan and budget. Criteria are approved by the Board for the acquisition and disposition of oil and natural gas properties and other permitted investments.

Because of the structure created by the Trust Indenture and the Royalty Indenture, the Board does not have complete authority over the business and affairs of Pengrowth. The Trustee responds to directions from the Board (with respect to the Corporation as administrator of the Trust) within the scope of the authority of the Trustee and the Trustee’s power to delegate.

The Board represents a cross-section of experience in matters of oil and gas, finance and directors’ responsibilities and oversees all matters which may have a material impact upon the business of the Corporation, the Trust, the Unitholders or the holders of Royalty Units (the “Royalty Unitholders”). Reliance is placed upon independent engineering, legal and accounting consultants where appropriate.

BOARD COMMITTEES

The Audit Committee is currently comprised of four “independent” directors, as that term is defined in National Instrument 52-110 Audit Committees. The Board has also constituted a Corporate Governance Committee comprised of four “independent” directors, a Compensation Committee comprised of four “independent” directors and a Reserves, Operations and Environmental, Health and Safety Committee comprised of four “independent” directors, all as that term is defined in NI 58-101.

The Reserves, Operations and Environmental Health and Safety Committee has been established to assist the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 – Disclosures About Oil and Gas Producing Activities; (ii) the operations of Pengrowth, including any matters relating to Pengrowth’s operating activities and its operating expenses and capital expenditures budget; and (iii) the environment, health and safety issues affecting Pengrowth, including the evaluation of Pengrowth’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of Pengrowth.

On November 4, 2003, the NYSE adopted a number of changes to the standards for issuers listed on the NYSE, such as the Trust. The changes to the NYSE listing standards are not mandatory for the Trust, but any differences in the Trust’s corporate governance practices and the NYSE rules must be disclosed by the Trust in its annual Form 40-F filing with the SEC in the United States. Certain provisions of SOX and certain rules adopted and proposed by the SEC pursuant to the requirements of SOX, which are applicable to the Trust, also influence the Trust’s approach to corporate governance.

Under NI 58-101, Pengrowth is required to disclose certain information relating to its corporate governance practices. This information is set out in Appendix 2 to this Circular.

MANAGEMENT AGREEMENT

EXPIRY OF THE MANAGEMENT AGREEMENT

The Unitholders and the Royalty Unitholders approved the Management Agreement between Pengrowth and PML at the annual and special meetings held on June 17, 2003. James S. Kinnear, the former Chairman, President and Chief Executive Officer of the Corporation, is the President and Chief Executive Officer of PML and owns, directly or indirectly, all of the issued and outstanding voting securities of PML. Pursuant to the Management Agreement, PML provided advisory, management, and administrative services primarily to the Trust and the Corporation. On October 10, 2007, a special committee of the Board of Directors, comprised of all independent members of the Board, was formed for the purpose of advising the Board in connection with the orderly transition to a traditional corporate governance structure at the end of the term of the Management Agreement. The Management Agreement expired on June 30, 2009 and the Board and executive officers of the Corporation now have exclusive oversight over the business, assets and operations of Pengrowth. There is no ongoing relationship between Pengrowth and PML, other than pursuant to the USA which grants PML the right to appoint two directors. This right expires upon Pengrowth’s conversion to a corporation.

Prior to the expiry of the Management Agreement on June 30, 2009, PML received $2.8 million from Pengrowth in the first six months of 2009. Historically, PML received $6.95 million in 2008, $6.81 million in 2007 and $9.94 million in 2006 from Pengrowth.

THE MANAGEMENT AGREEMENT

For the history and key elements of the Management Agreement and the responsibilities of PML under the Management Agreement see page 45 of Pengrowth’s Management Information Circular for the year ended December 31, 2008, which is dated May 5, 2009 and available on SEDAR at www.sedar.com and on IDEA at www.sec.gov.

AUDIT COMMITTEE REPORT

The Terms of Reference of the Audit Committee are attached as Appendix 6 to this Circular and specify that the purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

•

monitor the performance of Pengrowth’s internal audit function and the integrity of Pengrowth’s financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;

•

assist Board oversight of: (i) the integrity of the Financial Statements; (ii) Pengrowth’s compliance with legal and regulatory requirements; and (iii) the performance of Pengrowth’s internal audit function and independent auditors;

•	monitor the independence and performance of Pengrowth’s external auditors; and

•	provide an avenue of communication among the external auditors, the internal auditors, management and the Board.

The Audit Committee met five times during fiscal 2009. The Audit Committee schedules its meetings with a view to ensuring that it devotes appropriate attention to all of its tasks. The Audit Committee’s meetings include, whenever appropriate, executive sessions in which the Audit Committee meets separately with Pengrowth’s independent registered public accountants and the Corporation’s Chief Financial Officer.

As part of its oversight of Pengrowth’s financial statements, the Audit Committee reviews and discusses with both management and Pengrowth’s independent registered public accountants all annual and quarterly financial statements prior to their issuance. During fiscal 2009, management advised the Audit Committee that each set of financial statements reviewed had been prepared in accordance with generally accepted accounting principles, and reviewed significant accounting and disclosure issues with the Audit Committee, including the manner of the implementation of International Financial Accounting Standards in 2011. These reviews included discussion with the independent registered public accountants of matters required to be discussed pursuant to Statement on Auditing Standards No. 61 (Communication with Audit Committees), including the quality of the Corporation’s accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and the written disclosures letter from KPMG LLP to the Audit Committee pursuant to Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees).

In addition, the Audit Committee reviewed key initiatives and programs aimed at maintaining the effectiveness of Pengrowth’s internal and disclosure control structure. As part of this process, the Audit Committee continued to monitor the scope and adequacy of Pengrowth’s internal auditing program, reviewing internal audit department staffing levels and steps taken to maintain the effectiveness of internal procedures and controls.

Taking all of these reviews and discussions into account, the undersigned Audit Committee members recommended to the Board that the Board approve the Financial Statements and the Management’s Discussion and Analysis (“MD&A”) relating thereto and that the Financial Statements and MD&A be included in Pengrowth’s Annual Report for 2009 filed on SEDAR in Canada and on Form 6-K on IDEA and that the Financial Statements and MD&A be included in Pengrowth’s Annual Report on Form 40-F for filing on IDEA with the SEC.

Members of the Audit Committee

Thomas A. Cumming (Chair)	James D. McFarland	Michael S. Parrett	A. Terence Poole

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is, or at any time during the financial year ended December 31, 2009 was, a Director or executive officer of Pengrowth, no proposed nominee for election as a Director of Pengrowth, nor any associates or affiliates of any of the foregoing, have been indebted to Pengrowth since January 1, 2009 and no indebtedness of any of the foregoing to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Pengrowth since January 1, 2009.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, none of the Directors or executive officers of Pengrowth, no proposed nominee for election as a Director of Pengrowth, nor any person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of the voting rights attached to all outstanding voting securities of the Trust, nor any of their respective associates or affiliates, has or has had any material interest, direct or indirect, in any transaction since January 1, 2009 or in any proposed transaction which has materially affected or would materially affect Pengrowth.

ADDITIONAL INFORMATION

Additional information relating to Pengrowth is available through the Internet via the SEDAR website at www.sedar.com. Financial information of the Corporation is provided in the Financial Statements and MD&A for the financial year ended December 31, 2009. Copies of the Financial Statements and related MD&A may be obtained upon request from Investor Relations at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 0B4 (ph: (403) 233-0224 or (888) 744-1111).

APPENDIX 1

PENGROWTH CORPORATION

LONG TERM INCENTIVE PLAN

    —    , 2010

PENGROWTH CORPORATION

ARTICLE I

LONG TERM INCENTIVE PLAN

1.	Purpose

1.1	The purpose of this Plan is to advance the interests of the Pengrowth Group by: (a) increasing the proprietary interests of Participants in the Corporation, (b) aligning the interests of Participants with the interests of the shareholders of the Corporation generally, (c) encouraging Participants to remain associated with the Pengrowth Group, and (d) furnishing Participants with an additional incentive in their efforts on behalf of the Pengrowth Group.

2.	Plan Definitions and Interpretations

2.1	In this Plan, the following terms have the following meanings:

“# of PSUs Credited” has the meaning set out in Section 8.2;

“Account” means a Deferred Share Unit Account, a Performance Share Unit Account or a Restricted Share Unit Account, as applicable;

“Applicable Law” means any applicable provision of law, domestic or foreign, including the Securities Act (Alberta) as amended, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and any applicable provisions of Stock Exchange Rules;

“Award Agreement” means a signed, written agreement between a Participant and the Corporation, in such form or forms as may be approved from time to time by the Board, evidencing the terms and conditions under which an award of Deferred Share Units, Performance Share Units and/or Restricted Share Units has been granted under this Plan;

“Beneficiary” means, subject to Applicable Law, any person designated by a Participant by written instrument filed with the Corporation in such form as may be approved from time to time by the Board, to receive any amount payable under the Plan in the event of a Participant’s death or, failing any such effective designation, the Participant’s estate;

“Blackout Period” means the period during which the relevant Participant is prohibited from trading in any securities of the Pengrowth Group due to trading restrictions imposed by the Corporation in accordance with its trading policies affecting trades by directors, officer, employees and other insiders of the Corporation in the Corporation's securities;

“Board” means the board of directors of the Corporation;

“Cause” means, unless otherwise defined in the applicable Award Agreement evidencing the grant of Units hereunder, any act or omission that would entitle the Employer to terminate the Participant’s employment without notice or compensation under the common law for just cause, including, without in any way limiting its meaning under the common law:

(a)	any improper conduct by the Participant which is materially detrimental to the Employer; or

(b)	the willful failure of the Participant to properly carry out his or her duties on behalf of the Employer or to act in accordance with the reasonable direction of the Employer;

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“Change of Control” means, subject as hereinafter provided, the occurrence of the effective date or closing, as the case may be, of any of the transactions set out in subsections (a) to (c) below:

(a)	the acquisition at any time, and by whatever means, by any person, or any group of two or more persons acting jointly or in concert, of the direct or indirect beneficial ownership of voting securities of the Corporation, or rights to acquire such securities, which, together with such person’s or persons’ then beneficially owned voting securities of the Corporation, or rights to acquire such securities, represents, assuming the full exercise of any and all such rights, more than 50% of the then issued and outstanding voting securities of the Corporation, as the case may be; or

(b)	any arrangement, merger or other form of reorganization or restructuring of the Corporation if individuals who were members of the Board immediately prior to the completion of such transaction do not constitute a majority of members of the Board upon completion of such transaction; or

(c)	any transaction in respect of which the Board has determined that a change of control within the meaning of this definition has occurred or will occur upon consummation of such transaction, which determination will be binding and conclusive for all purposes of this Plan.

Notwithstanding the foregoing, other than in respect of (c) above, the following transaction shall not, for greater certainty, constitute a “Change of Control” hereunder:

(d)	a transaction that relates to or is in connection an internal reorganization or other reorganization or restructuring involving the Corporation or its Shareholders or any of the subsidiaries of the Corporation or any combination thereof, whether or not any such transaction involves one or more other entities, provided that,

(i)	the holders of the outstanding voting securities of the Corporation, or as a result of a reorganization after the date hereof, any entity, other than the Corporation, that is the ultimate parent of the Corporation (through the direct of indirect holding of 50% or more of the voting securities of the Corporation) or the Corporation itself if no other entity controls the Corporation (through the direct or indirect holding of 50% or more of the voting securities of the Corporation) immediately prior to the completion of such transaction hold, directly or indirectly (including through the Corporation or other entity), 50% or more of the outstanding voting securities of the Corporation upon completion of such transaction (and, for clarity, market trades in consequence of any such transaction or the announcement thereof shall not be taken into account), and

(ii)	individuals who were members of the Board immediately prior to the completion of such transaction constitute a majority of members of the Board upon completion of such transaction;

“Combined Payout Percentage” has the meaning set out in Section 8.2;

“Constructive Dismissal” has the meaning ascribed thereto pursuant to the common law, unless otherwise defined in the applicable Award Agreement evidencing the grant of Units hereunder, and shall include, without in any way limiting its meaning under the common law, any material change (other than a change which is clearly consistent with a promotion) imposed by the Employer without the Participant's consent to the Participant's title, responsibilities or reporting relationships, or a material reduction of the Participant's compensation except where

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such reduction is applicable to all officers, if the Participant is an officer, or all employees, if the Participant is an employee, of the Employer, provided that no event, act or state that would otherwise constitute “Constructive Dismissal” hereunder shall, if curable, constitute “Constructive Dismissal” hereunder unless and until the Participant has given written notice thereof to the Corporation and the Corporation has not cured such event, act or state within 15 days of such notice;

“Continuing Entity” has the meaning set out in Section 19.1;

“Corporation” means Pengrowth Corporation and its successors and assigns;

“Date of Grant” of a Unit means the date such Unit is granted to a Participant under the Plan, as evidenced by an Award Agreement, and, in respect of Units credited to a Participant pursuant to Sections 7.2, 11.2 and 15.2, means the date on which the original Units, in respect of which the additional Units are attributable, were granted to a Participant under the Plan;

“Deferred Share Unit” or “DSU” means a unit designated as a Deferred Share Unit and credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive the number of Shares calculated in accordance with the terms set forth in the Plan;

“Deferred Share Unit Account” has the meaning set out in Section 15.1;

“Deferred Share Unit Entitlement Date” has the meaning set out in Section 17.1(a);

“Disability” means where the Participant:

(a)	is to a substantial degree unable, due to illness, disease, affliction, mental or physical disability or similar cause, to fulfill his obligations as a director, officer, employee of, or direct or indirect service provider to, the Employer either for any consecutive 12 month period or for any period of 18 months (whether or not consecutive) in any consecutive 24 month period; or

(b)	is declared by a court of competent jurisdiction to be mentally incompetent or incapable of managing his affairs;

“Employer” means with respect to a Participant, the entity in the Pengrowth Group that employs the Participant or that employed the Participant immediately prior to his or her Termination Date (or of which the Participant is or was a director or trustee);

“ITA” means the Income Tax Act (Canada), R.S.C. (5th Supp.), c. 1, including the regulations promulgated thereunder, as amended from time to time;

“Leave of Absence” means any period during which, pursuant to the prior written approval of the Participant's Employer or by reason of Disability, the Participant is considered to be on an approved leave of absence or on Disability and does not provide any services to his or her Employer or any other entity in the Pengrowth Group;

“Market Price” means on any particular date, the weighted average closing price of a Share on the TSX during the last twenty trading days prior to that particular date on which at least a board lot of Shares has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices; provided, however, that if the Shares are not then listed and posted for

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trading on the TSX, then the Market Price shall mean the weighted average trading price of a Share on the NYSE during the last twenty trading days prior to that particular date on which at least a board lot of Shares has so traded or, if a board lot has not traded on a particular day, the average of the bid and asked prices converted to Canadian dollars using the Noon Buying Rate; and provided further, that if the Shares are not then listed and posted for trading on the NYSE, then the Market Price shall mean the weighted average trading price of a Share on such stock exchange in Canada or the United States on which the Shares are then listed and posted for trading during the last twenty trading days prior to that particular date (and, if in United States dollars, converted to Canadian dollars using the Noon Buying Rate) or, if the Shares are not then listed and posted for trading on any stock exchange in Canada or the United States, then the Market Price shall mean the fair market value per Share (in Canadian dollars) as determined by the Board in its sole discretion;

“Noon Buying Rate” means the noon buying rate for the applicable currency published by the Bank of Canada on the relevant date;

“NYSE” means the New York Stock Exchange;

“Participant” means a permanent employee (including a director or officer) or service provider of the Pengrowth Group who has been designated by the Corporation for participation in the Plan and who has agreed to participate in the Plan on such terms as may be specified and to whom Deferred Share Units, Performance Share Units and/or Restricted Share Units have or will be granted hereunder;

“Participant Information” has the meaning set out in Section 25.4(b);

“Pengrowth Group” means the Corporation and its subsidiaries and affiliates;

“Performance Share Unit” or “PSU” means a unit designated as a Performance Share Unit and credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive the number of Shares calculated in accordance with the terms set forth in the Plan;

“Performance Share Unit Account” has the meaning set out in Section 7.1(a);

“Performance Share Unit Entitlement Date” has the meaning set out in Section 9.1(a);

“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, agency and, where the context requires, any of the foregoing when they are acting as trustee, executor, administrator or other legal representative;

“Plan” means this Long Term Incentive Plan as set out herein, as the same may be amended and varied from time to time;

“PSU Performance Period” for a Performance Share Unit has the meaning attributed to it in the applicable Award Agreement;

“PSU Vesting Date” has the meaning set out in Section 8.2;

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“Restricted Share Unit” or “RSU” means a unit designated as a Restricted Share Unit and credited by means of an entry on the books of the Corporation to a Participant pursuant to the Plan, representing the right to receive the number of Shares calculated in accordance with the terms set forth in the Plan;

“Restricted Share Unit Account” has the meaning set out in Section 11.1;

“Restricted Share Unit Entitlement Date” has the meaning set out in Section 13.1(a);

“Retirement” means the normal retirement of the Participant from employment with the Employer or the early retirement of the Participant pursuant to any applicable retirement plan of the Employer, all as determined by the Board, acting reasonably;

“Return to Service Date” means the date, following a Leave of Absence, that the Participant recommences the provision of employment services to his to her Employer or to another entity in the Pengrowth Group, in full or in part;

“RSU First Tranche” has the meaning set out in Section 12.1;

“RSU First Vesting Date” has the meaning set out in Section 12.1;

“RSU Second Tranche” has the meaning set out in Section 12.1;

“RSU Second Vesting Date” has the meaning set out in Section 12.1;

“RSU Third Tranche” has the meaning set out in Section 12.1;

“RSU Third Vesting Date” has the meaning set out in Section 12.1;

“Share” means a common share in the capital of the Corporation;

“Shareholders” means the holders of Shares;

“Stock Exchange Rules” means the applicable rules of any stock exchange upon which Shares are listed, as amended;

“Substitution Event” means a Change of Control pursuant to which the Shares are converted into, or exchanged for, other property, whether in the form of securities of another entity, cash or otherwise;

“Termination Date” of a Participant means, where the Participant's employment with the Pengrowth Group has been terminated, the Participant's last day of active employment with the Pengrowth Group, regardless of the reason for the termination of employment;

“TSX” means The Toronto Stock Exchange;

“Units” mean Deferred Share Units, Performance Share Units and/or Restricted Share Units, as applicable;

“Vested Deferred Share Units” has the meaning set out in Section 16.1;

“Vested Performance Share Units” has the meaning set out in Section 8.3;

“Vested Restricted Share Units” has the meaning set out in Section 12.2; and

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“Vested Units” mean Vested Deferred Share Units, Vested Performance Share Units and/or Vested Restricted Share Units, as applicable.

In this Plan, unless the context requires otherwise, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

ARTICLE II

GRANT OF UNITS

3.	Shares Subject to the Plan

3.1	The number of Shares reserved for issuance pursuant to: (i) the redemption of Units awarded under the Plan; and (ii) under any other security-based compensation arrangements of the Corporation, shall equal 5% of the number of Shares issued and outstanding from time to time. The number of Shares reserved for issuance upon the redemption of Units may be amended subject to the policies and approval of the TSX and the approval of Shareholders by way of ordinary resolution at a meeting of the Shareholders. Notwithstanding the foregoing, the aggregate number of Shares issuable at any time to non-officer directors under the Plan shall not, in the aggregate, exceed one-half of one percent (0.5%) of the issued and outstanding Shares, calculated on a non-diluted basis. Where Units: (i) are redeemed, or (ii) expire, terminate or are cancelled for any reason without having been redeemed, the Shares in respect of such Units shall be available for issuance upon the redemption of future awards.

3.2	If any rights to acquire Shares awarded under any other security-based compensation arrangements of the Corporation shall: (i) be exercised; or (ii) expire or terminate for any reason without having been exercised in full, any Shares to which such security relates shall be available for future awards under the Plan.

4.	Grant of Units

4.1	Subject to the terms of the Plan, the Board may make grants of Deferred Share Units, Performance Share Units and Restricted Share Units to Participants in such number, at such times and on such terms and conditions, as the Board may, in its sole discretion, determine.

4.2	At such times as the Board may determine, in its sole discretion, the Corporation shall provide an Award Agreement to each applicable Participant in the Plan setting out the awards of Units to such Participant at such time;

4.3	All grants of Deferred Share Units, Performance Share Units and/or Restricted Share Units under this Plan will be evidenced by Award Agreements. Award Agreements will be subject to the applicable provisions of this Plan and will contain such provisions as are required by this Plan and any other provisions that the Board may direct. Any one executive officer of the Corporation is authorized and empowered to execute and deliver, for and on behalf of the Corporation, an Award Agreement to each Participant who is granted Performance Share Units and/or Restricted Share Units pursuant to the Plan; provided, however, that an executive officer may not sign an Award Agreement under which he or she is the Participant.

5.	Limitation of Issuances

5.1	In accordance with the rules of the TSX, and notwithstanding the Board's general oversight over the Plan and the award of Units hereunder: (a) the aggregate number of Shares issuable at any

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time to “insiders” (as such term is referred to in the policies of the TSX) under the Plan and under all other security-based compensation arrangements of the Corporation shall not, in the aggregate, exceed ten percent (10%) of the issued and outstanding Shares, calculated on a non-diluted basis; and (b) during any one-year period, the Corporation shall not issue to such insiders, under the Plan and under all other security-based compensation arrangements of the Corporation, in the aggregate, a number of Shares exceeding ten percent (10%) of the issued and outstanding Shares, calculated on a non-diluted basis.

6.	Forfeited Units

6.1	For greater certainty, no Participant shall have any entitlement to receive any payment in respect of any Units which have been forfeited under this Plan, by way of damages, payment in lieu or otherwise.

ARTICLE III

PERFORMANCE SHARE UNITS

7.	Performance Share Unit Grants and Accounts

7.1	An Account, to be known as a “Performance Share Unit Account”, shall be maintained by the Corporation for each Participant. On each Date of Grant, the Account will be credited with the Performance Share Units granted to a Participant on that date.

7.2	A Participant's Performance Share Unit Account shall from time to time, during the period commencing on the Date of Grant and ending on the Participant's Performance Share Unit Entitlement Date, be credited with additional Performance Share Units, the number of which shall be (rounded to two decimal places) equal to the quotient determined by dividing: one hundred percent (100%) of the dividends declared by the Corporation and that would have been paid to the Participant if the Performance Share Units in his or her Performance Share Unit Account on the relevant record date for dividends on the Shares had been Shares (provided that dividends paid in the form of additional Shares shall be excluded unless otherwise determined by the Board) by the Market Price on the payment date of such dividends. No Performance Share Units will be credited to a Participant's Performance Share Unit in respect of dividends paid on a record date which falls after such Participant's Termination Date. The proportion of Performance Share Units credited to a Participant's Performance Share Unit Account pursuant to this Section 7.2 relating to existing Vested Performance Share Units shall, unless otherwise determined by the Board in its sole discretion, also be Vested Performance Share Units. The portion of Performance Share Units credited to a Participant's Performance Share Unit Account pursuant to this Section 7.2 relating to existing Performance Share Units that have not yet become Vested Performance Share Units shall, unless otherwise determined by the Board in its sole discretion, vest in the same manner as the existing unvested Performance Share Units.

8.	Vesting

8.1	The Board shall designate, at the time of grant or credit of Performance Share Units, the date or dates on which all or portion of the Performance Share Units shall vest (including any additional Performance Share Units credited to a Participant’s Performance Share Unit Account under Section 7.2) and any conditions to such vesting including, without limitation, conditions related to performance factors.

8.2	Unless otherwise approved by the Board and provided in the applicable Award Agreement, the “PSU Vesting Date” for Performance Share Units credited to a Participant's Performance Share

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Unit Account shall be the third anniversary of the Date of Grant. As of the PSU Vesting Date, a number of Performance Share Units shall vest in accordance with the following formula:

# of Vested PSUs = Combined Payout Percentage X # of PSUs Credited

For greater certainty, “# of PSUs Credited” means the number of PSUs granted to a Participant as specified in the applicable Award Agreement plus any additional PSUs credited to the Participant's Performance Share Unit Account pursuant to Section 7.2.

The “Combined Payout Percentage” (which shall be not less than 0% and not more than 200%, as determined by the Board at the time of vesting) shall be based upon criteria established by the Board at the time of the grant, on the recommendation of the Board, and may include, without limitation:

(i)	the market price of the Shares;

(ii)	the total return to Shareholders, with or without reference to the Corporation's competitors;

(iii)	the financial performance or results of the Corporation, or a business unit thereof;

(iv)	other performance criteria relating to the Corporation, or a business unit thereof;

(v)	other performance criteria relating to the Participant;

(vi)	ownership of Shares by a Participant; and/or

(vii)	any other terms and conditions the Board may in its discretion determine;

8.3	All Performance Share Units recorded in a Participant's Performance Share Unit Account which have vested in accordance with Sections 8.2, 8.5, 10.2, 10.3, 18.1 and/or 19.2, and are not forfeited hereunder by the Participant on his or her Termination Date, together with any additional Performance Share Units credited to such Participant's Performance Share Unit Account under Section 7.2 hereof after such Participant's Termination Date, including in all cases any fractional Performance Share Units rounded to the nearest 0.01 of a Performance Share Unit, are referred to herein as “Vested Performance Share Units”.

8.4	For greater certainty, no Participant nor any Beneficiary or other person claiming through a Participant shall be entitled to any benefit hereunder in respect of any Performance Share Units that are not Vested Performance Share Units.

8.5	Notwithstanding anything else herein contained, the Board may, in its discretion, at any time permit the acceleration of vesting of any or all Performance Share Units, all in the manner and on the terms as may be authorized by the Board.

9.	Redemption of Performance Share Units

9.1 (a)	Subject to the remainder of this Section 9, on a date to be determined by the Board, in its sole discretion, following the day on which any Performance Share Units become Vested Performance Share Units (the “Performance Share Unit Entitlement Date”), such Vested Performance Share Units shall be redeemed and paid to the Participant or the Participant's Beneficiary, as applicable. The Vested Performance Share Units shall be redeemed in exchange for the issuance to the Participant of the number of Shares equal to the number of Vested Performance Share Units so redeemed.

(b)	In the event that a Participant's Performance Share Unit Entitlement Date as determined pursuant to Section 9.1(a) would otherwise fall between the record date for a dividend on the

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Shares and the related dividend payment date, then notwithstanding Section 9.1(a), the Performance Share Unit Entitlement Date shall be the day immediately following the date of payment of such dividend for purposes of recording in the Performance Share Unit Account of the Participant amounts referred to in Section 8.2.

(c)	If the Performance Share Unit Entitlement Date occurs during a Blackout Period applicable to the Participant, or within 10 business days after the expiry of a Blackout Period applicable to the Participant, then the Performance Share Unit Entitlement Date shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Performance Share Units outstanding under this Plan.

10.	Termination of Employment or Leave of Absence

10.1	Subject to Section 10.2 and the provisions of any applicable Award Agreement, upon the Participant ceasing to be an officer, employee or direct or indirect service provider of the Pengrowth Group for any reason including, without limitation, due to involuntary termination with or without Cause or voluntary termination by the Participant, all Performance Share Units previously credited to such Participant's Performance Share Unit Account which did not become Vested Performance Share Units on or prior to the Participant's Termination Date shall be terminated and forfeited as of the Participant's Termination Date.

10.2	Upon the Participant ceasing to be an officer, employee or direct or indirect service provider of the Pengrowth Group by reason of the death, total or permanent long-term disability (as reasonably determined by the Board) or Retirement of the Participant, any Performance Share Units previously credited to such Participant's Performance Share Unit Account which did not become Vested Performance Share Units on or prior to the Participant's Termination Date shall continue to vest in accordance with their terms and pursuant to Section 8.2.

10.3	Upon a Participant commencing a Leave of Absence, unless otherwise determined by the Board in its sole discretion, any Performance Share Units previously credited to such Participant's Performance Share Unit Account which did not become Vested Performance Share Units on or prior to the date the Participant commenced the Leave of Absence shall not become Vested Performance Share Units during the Participant's Leave of Absence, unless the Participant's employment is terminated during such period, in which case the provisions of Sections 10.1 and 10.2 shall apply. Upon the Participant's Return to Service Date, any Performance Share Units previously credited to such Participant's Performance Share Unit Account which did not become Vested Performance Share Units on or prior to the date the Participant commenced the Leave of Absence shall continue to vest in accordance with their terms and pursuant to Section 8.2 but only a pro rata proportion of the aggregate number of Performance Share Units credited to the Participant's Performance Share Unit Account that would otherwise vest pursuant to Section 8.2 shall become Vested Performance Share Units based on the number of days during which the Participant provided services to the Employer and was not on a Leave of Absence during the PSU Performance Period for such Performance Share Units versus the number of days in the entire PSU Performance Period for such Performance Share Units. Any Performance Share Units which do not become Vested Performance Share Units as previously stated shall be terminated and forfeited.

10.4	Where a Participant forfeits any Performance Share Units pursuant to Sections 10.1 or 10.3, such Participant shall also forfeit all of his right, title and interest with respect to additional Performance Share Units credited to his or her Performance Share Unit Account under Section 7.2 to the extent that they are directly or indirectly attributable, as determined by the Board, to Performance Share Units forfeited by such Participant as above.

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10.5	If the relationship of the Participant with the Pengrowth Group is terminated for any reason prior to the redemption of the Performance Share Units, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant's rights shall be strictly limited to those provided for in this Section 10, or as otherwise provided in the applicable Award Agreement between the Participant and the Corporation. Unless otherwise specifically provided in writing, the Participant shall have no claim to, or in respect of, any Performance Share Units which may have or would have vested had due notice of termination of employment been given, nor shall the Participant have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any Performance Share Units or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant's rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan or any Performance Share Units) in the event of any alleged wrongful termination or dismissal.

ARTICLE IV

RESTRICTED SHARE UNITS

11.	Restricted Share Unit Grants and Accounts

11.1	An Account, to be known as a “Restricted Share Unit Account”, shall be maintained by the Corporation for each Participant. On each Date of Grant, the Account will be credited with the Restricted Share Units granted to a Participant on that date.

11.2	A Participant's Restricted Share Unit Account shall from time to time, during the period commencing on the Date of Grant and ending on the Participant's Restricted Share Unit Entitlement Date, be credited with additional Restricted Share Units, the number of which shall be (rounded to two decimal places) equal to the quotient determined by dividing: one hundred percent (100%) of the dividends declared by the Corporation and that would have been paid to the Participant if the Restricted Share Units in his or her Restricted Share Unit Account on the relevant record date for dividends on the Shares had been Shares (provided that dividends paid in the form of additional Shares shall be excluded unless otherwise determined by the Board) by the Market Price on the payment date of such dividends. No Restricted Share Units will be credited to a Participant's Restricted Share Unit in respect of dividends paid on a record date which falls after such Participant's Termination Date. The proportion of Restricted Share Units credited to a Participant's Restricted Share Unit Account pursuant to this Section 11.2 relating to existing Vested Restricted Share Units shall, unless otherwise determined by the Board in its sole discretion, also be Vested Restricted Share Units. The portion of Restricted Share Units credited to a Participant's Restricted Share Unit Account pursuant to this Section 11.2 relating to existing Restricted Share Units that have not yet become Vested Restricted Share Units shall, unless otherwise determined by the Board in its sole discretion, vest in the same manner as the existing unvested Restricted Share Units.

12.	Vesting

12.1

The Board shall designate, at the time of grant or credit of Restricted Share Units, the number of Restricted Share Units that constitute the RSU First Tranche, the RSU Second Tranche, and the RSU Third Tranche, the date or dates on which all or portion of the Restricted Share Units shall vest (including any additional Restricted Share Units credited to a Participant’s Restricted Share Unit Account under Section 11.2) and any conditions to such vesting. Any conditions to such vesting shall

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be set out in the applicable Award Agreement. Unless otherwise approved by the Board and provided in the applicable Award Agreement, all Restricted Share Units shall vest as follows:

•	1/3 of the Restricted Share Units shall constitute the “RSU First Tranche” and shall vest on the first anniversary of the Date of Grant (the “RSU First Vesting Date”);

•	An additional 1/3 of the Restricted Share Units shall constitute the “RSU Second Tranche” and shall vest on the second anniversary of the Date of Grant (the “RSU Second Vesting Date”); and

•	The final 1/3 of the Restricted Share Units shall constitute the “RSU Third Tranche” and shall vest on the third anniversary of the Date of Grant (the “RSU Third Vesting Date”).

12.2	All Restricted Share Units recorded in a Participant's Restricted Share Unit Account which have vested in accordance with Sections 12.1, 12.4, 14.2, 14.3, 18.1 and/or 19.2, and are not forfeited hereunder by the Participant on his or her Termination Date, together with any additional Restricted Share Units credited to such Participant's Restricted Share Unit Account under Section 11.2 after such Participant's Termination Date, including in all cases any fractional Restricted Share Units rounded to the nearest 0.01 of a Restricted Share Unit, are referred to herein as “Vested Restricted Share Units”.

12.3	For greater certainty, no Participant nor any Beneficiary or other person claiming through a Participant shall be entitled to any benefit hereunder in respect of any Restricted Share Units that are not Vested Restricted Share Units.

12.4	Notwithstanding anything else herein contained, the Corporation may, in its discretion, at any time permit the acceleration of vesting of any or all Restricted Share Units, all in the manner and on the terms as may be authorized by the Board.

13.	Redemption of Restricted Share Units

13.1 (a)	Subject to the remainder of this Section 13, on a date to be determined by the Board, in its sole discretion, following the day on which any Restricted Share Units become Vested Restricted Share Units (the “Restricted Share Unit Entitlement Date”), such Vested Restricted Share Units shall be redeemed and paid to the Participant or the Participant's Beneficiary, as applicable. The Vested Restricted Share Units shall be redeemed in exchange for the issuance to the Participant of the number of Shares equal to the number of Vested Restricted Shares Units so redeemed.

(b)	In the event that a Participant's Restricted Share Unit Entitlement Date as determined pursuant to Section 13.1(a) would otherwise fall between the record date for a dividend on the Shares and the related dividend payment date, then notwithstanding Section 13.1(a), the Restricted Share Unit Entitlement Date shall be the day immediately following the date of payment of such dividend for purposes of recording in the Restricted Share Unit Account of the Participant amounts referred to in Section 11.2.

(c)	If the Restricted Share Unit Entitlement Date occurs during a Blackout Period applicable to the Participant, or within 10 business days after the expiry of a Blackout Period applicable to the Participant, then the Restricted Share Unit Entitlement Date shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Restricted Share Units outstanding under this Plan.

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14.	Termination of Employment or Leave of Absence

14.1	Subject to Section 14.2 and the provisions of any applicable Award Agreement, upon the Participant ceasing to be an officer, employee or direct or indirect service provider of the Pengrowth Group for any reason including, without limitation, due to involuntary termination with or without Cause or voluntary termination by the Participant, all Restricted Share Units previously credited to such Participant's Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the Participant's Termination Date shall be terminated and forfeited as of the Participant's Termination Date.

14.2	Upon the Participant ceasing to be an officer, employee or direct or indirect service provider of the Pengrowth Group by reason of the death, total or permanent long-term disability (as reasonably determined by the Board) or Retirement of the Participant, any Restricted Share Units previously credited to such Participant's Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the Participant's Termination Date shall continue to vest in accordance with their terms and pursuant to Section 11.2.

14.3	Upon a Participant commencing a Leave of Absence, unless otherwise determined by the Board in its sole discretion, any Restricted Share Units previously credited to such Participant's Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the date the Participant commenced the Leave of Absence shall not become Vested Performance Share Units during the Participant's Leave of Absence, unless the Participant's employment is terminated during such period, in which case the provisions of Sections 14.1 and 14.2 shall apply. Upon the Participant's Return to Service Date, any Restricted Share Units previously credited to such Participant's Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the date the Participant commenced the Leave of Absence shall continue to vest in accordance with their terms and pursuant to Section 13.1 but:

(a)	Where the Participant's Return to Service Date is prior to the RSU First Vesting Date, a pro rata proportion of such Restricted Share Units shall become Vested Restricted Share Units based on the number of days during which the Participant provided services to the Employer and was not on a Leave of Absence between the Date of Grant and the RSU First Vesting Date versus the number of days between the Date of Grant and the RSU First Vesting Date;

(b)	Where the Participant's Return to Service Date is on or after the RSU First Vesting Date but prior to the RSU Second Vesting Date, a pro rata proportion of such Restricted Share Units shall become Vested Restricted Share Units based on the number of days during which the Participant provided services to the Employer and was not on a Leave of Absence between the RSU First Vesting Date and the RSU Second Vesting Date versus the number of days between the RSU First Vesting Date and the RSU Second Vesting Date; and

(c)	Where the Participant's Return to Service Date is on or after the RSU Second Vesting Date but prior to the RSU Third Vesting Date, a pro rata proportion of such Restricted Share Units shall become Vested Restricted Share Units based on the number of days during which the Participant provided services to the Employer and was not on a Leave of Absence between the RSU Second Vesting Date and the RSU Third Vesting Date versus the number of days between the RSU Second Vesting Date and the RSU Third Vesting Date.

Any Restricted Share Units which do not become Vested Restricted Share Units as previously stated shall be terminated and forfeited.

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14.4	Where a Participant forfeits any Restricted Share Units pursuant to Sections 14.1 or 14.3, such Participant shall also forfeit all of his right, title and interest with respect to additional Restricted Share Units credited to his Restricted Share Unit Account pursuant to Section 11.2 to the extent that they are directly or indirectly attributable, as determined by the Board, to Restricted Share Units forfeited by such Participant as above.

14.5	If the relationship of the Participant with the Pengrowth Group is terminated for any reason prior to the redemption of the Restricted Share Units, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant's rights shall be strictly limited to those provided for in this Section 19, or as otherwise provided in the applicable Award Agreement between the Participant and the Corporation. Unless otherwise specifically provided in writing, the Participant shall have no claim to, or in respect of, any Restricted Share Units which may have or would have vested had due notice of termination of employment been given, nor shall the Participant have any entitlement to damages or other compensation or any claim for wrongful termination or dismissal in respect of any Restricted Share Units or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant's rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of the Plan or any Restricted Share Units) in the event of any alleged wrongful termination or dismissal.

ARTICLE V

DEFERRED SHARE UNITS

15.	Deferred Share Unit Grants and Accounts

15.1	An Account, to be known as a “Deferred Share Unit Account”, shall be maintained by the Corporation for each Participant. On each Date of Grant, the Account will be credited with the Deferred Share Units granted to a Participant on that date.

15.2	A Participant's Deferred Share Unit Account shall from time to time, during the period commencing on the Date of Grant and ending on the Participant's Deferred Share Unit Entitlement Date, be credited with additional Deferred Share Units, the number of which shall be (rounded to two decimal places) equal to the quotient determined by dividing: one hundred percent (100%) of the dividends declared by the Corporation and that would have been paid to the Participant if the Deferred Share Units in his or her Deferred Share Unit Account on the relevant record date for dividends on the Shares had been Shares (provided that dividends paid in the form of additional Shares shall be excluded unless otherwise determined by the Board) by the Market Price on the payment date of such dividends. No Deferred Share Units will be credited to a Participant's Deferred Share Unit in respect of dividends paid on a record date which falls after such Participant's Termination Date. The portion of Deferred Share Units credited to a Participant's Deferred Share Unit Account pursuant to this Section 15.2 relating to existing Deferred Share Units that have not yet become Vested Deferred Share Units shall, unless otherwise determined by the Board in its sole discretion, also be Vested Deferred Share Units.

16.	Vesting

16.1	All Deferred Share Units recorded in a Participant's Deferred Share Unit Account, together with any additional Deferred Share Units credited to such Participant's Deferred Share Unit Account under Section 15.2, shall vest immediately and shall be referred to herein as “Vested Deferred Share Units”, unless otherwise determined by the Board at its sole discretion.

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17.	Redemption of Deferred Share Units

17.1 (a)	On the first business day after the date which the holder of Deferred Share Units ceases to be a director, officer or employee of, or direct or indirect service provider to, the Corporation (the “Deferred Share Unit Entitlement Date”), such Vested Deferred Share Units shall be redeemed and paid to the Participant or the Participant's Beneficiary, as applicable. The Vested Deferred Share Units shall be redeemed in exchange for the issuance to the Participant of the number of Shares equal to the number of Vested Deferred Shares Units so redeemed.

(b)	In the event that a Participant's Deferred Share Unit Entitlement Date as determined pursuant to Section 17.1(a) would otherwise fall between the record date for a dividend on the Shares and the related dividend payment date, then notwithstanding Section 17.1(a), the Deferred Share Unit Entitlement Date shall be the day immediately following the date of payment of such dividend for purposes of recording in the Deferred Share Unit Account of the Participant amounts referred to in Section 15.2.

(c)	If the Deferred Share Unit Entitlement Date occurs during a Blackout Period applicable to the Participant, or within 10 business days after the expiry of a Blackout Period applicable to the Participant, then the Deferred Share Unit Entitlement Date shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Deferred Share Units outstanding under this Plan.

ARTICLE VI

REORGANIZATION TRANSACTIONS

18.	Change of Control

18.1	If, before the vesting of a Unit in accordance with the terms thereof, a Change of Control shall occur then, unless otherwise determined by the Board prior to the Change of Control:

(a)	immediately prior to the time a Change of Control occurs, all previously unvested Performance Share Units credited to a Participant's Performance Share Unit Account shall immediately vest in accordance with the provisions of Section 8.2 and shall become Vested Performance Share Units;

(b)	immediately prior to the time a Change of Control occurs, all Restricted Share Units credited to a Participant's Restricted Share Unit Account which did not become Vested Restricted Share Units on or prior to the date the Change of Control occurred shall vest and become Vested Restricted Share Units; and

(c)	immediately prior to the time a Change of Control occurs, all Deferred Share Units credited to a Participant's Deferred Share Unit Account which did not become Vested Deferred Share Units on or prior to the date the Change of Control occurred shall vest and become Vested Deferred Share Units;

provided, however, that such vesting of Units shall, unless otherwise determined in advance by the Board, be effective as of the date of the Change of Control and shall be conditional on the consummation of such Change of Control. Any Units that have been credited to an Account of a Participant to whom this Section 18.1 applies and which do not become Vested Units pursuant to this Section 18.1 shall be terminated and forfeited.

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19.	Substitution Event

19.1	Upon the occurrence of a Substitution Event, the surviving or acquiring entity (the “Continuing Entity”) shall, to the extent commercially reasonable, take all necessary steps to continue this Plan and to continue the Units granted hereunder or to substitute or replace similar Units measurable in value to the securities in the Continuing Entity for the Units outstanding under this Plan on substantially the same terms and conditions as this Plan.

19.2	In the event that:

(a)	the Continuing Entity does not (or, upon the occurrence of the Substitution Event, will not) comply with the provisions of Section 19.1;

(b)	the Board determines, acting reasonably, that compliance with Section 19.1 is not practicable;

(c)	the Board determines, acting reasonably, that compliance with Section 19.1 would give rise to adverse tax results, under the ITA or the Code, to holders of Units; or

(d)	the securities of the Continuing Entity are not (or, upon the occurrence of the Substitution Event, will not be) listed and posted for trading on a recognizable stock exchange;

then, unless otherwise determined by the Board prior to the date of the Substitution Event, upon such Substitution Event, all previously unvested, Performance Share Units and Restricted Share Units credited to a Participant shall vest in accordance with the provisions of Section 18.1, on the basis that the references to “Change of Control” in Section 18.1 shall be read as “Substitution Event”.

20.	Changes in Capital

20.1	If the number of outstanding Shares is increased or decreased as a result of a subdivision, consolidation, reclassification or recapitalization and not as a result of the issuance of Shares for additional consideration or by way of a dividend in the ordinary course, then, subject to TSX approval, the Board shall make appropriate adjustments to the number of Units outstanding provided that the dollar value of Units credited to a Participant's Account immediately after such an adjustment shall not exceed the dollar value of the Units credited to such Participant's Account immediately prior thereto. Any determinations by the Board as to the adjustments shall be made in its sole discretion and all such adjustments shall be conclusive and binding for all purposes under the Plan.

ARTICLE VII

ADMINISTRATION

21.	Administration

21.1

The Plan shall be administered by the Corporation in accordance with its provisions. All costs and expenses of administering the Plan will be paid by the Corporation. The Corporation may, from time to time, establish administrative rules and regulations and prescribe forms or documents relating to the operation of the Plan as it may deem necessary to implement or further the purpose of the Plan and amend or repeal such rules and regulations or forms or documents. The Corporation, in its discretion, may appoint a committee of the Board for the purpose of interpreting, administering and implementing the Plan. In administering the Plan, the Board or the

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committee may seek recommendations from the Chairman or from the Chief Executive Officer of the Corporation. The Board may also delegate to the committee or any director, officer or employee of the Corporation such duties and powers relating to the Plan as it may see fit. The Corporation may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan.

21.2	The Corporation shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of the Plan and the discharge of its duties. At such times as the Corporation shall determine, the Corporation shall furnish the Participant with a statement setting forth the details of his or her Units including Date of Grant and the Vested Units held by each Participant.

(a)	Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:

(i)	delivering it personally to the Participant or to the person claiming or deriving rights through him or her, as the case may be;

(ii)	other than in the case of a payment, sending it to the Participant via facsimile or similar means of electronic transmission to the facsimile or e-mail address which is maintained for the Participant in the Corporation's personnel records; or

(iii)	mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in the Corporation's personnel records.

(b)	Any payment, notice, statement, certificate or other instrument required or permitted to be given to the Corporation shall be given by mailing it postage paid (provided that the postal service is then in operation), delivering it to the Corporation at its principal address, or (other than in the case of a payment) sending it by means of facsimile or similar means of electronic transmission, to the attention of the Corporation.

(c)	Any payment, notice, statement, certificate or other instrument referred to in Section 21.2(a) or 21.2(b), if delivered, shall be deemed to have been given or delivered on the date on which it was delivered, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed and if by facsimile or similar means of electronic transmission, on the next business day following transmission.

22.	Amendments

22.1	Subject to the other provisions of this Section 22 and the rules, regulations and policies of the TSX, the Board may, at any time, amend, suspend or terminate this Plan and the Units awarded hereunder without Shareholder approval. Without limiting the generality of the foregoing, the Board may make the following types of amendments without requiring Shareholder approval:

(a)	amendments of a “housekeeping” or ministerial nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

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(b)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX);

(c)	amendments respecting the administration of the Plan;

(d)	amendments to the vesting provisions of the Plan or of any Unit;

(e)	amendments to the early termination provisions of the Plan or any Unit, whether or not such Unit is held by an insider;

(f)	amendments to the termination provisions of the Plan, or any Unit, other than a Unit held by an insider in the case of an amendment extending the term of a Unit;

(g)	the addition of a cashless exercise feature, payable in cash or Shares; and

(h)	any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Without limiting the generality of the foregoing, Shareholder approval will be required, in accordance with the policies of the TSX, in order for the Corporation to:

(a)	extend the term of a Unit held by an insider of the Corporation;

(c)	amend the Plan to remove or exceed the insider participation limits set out in Section 5 hereof;

(d)	increase the fixed percentage of issued and outstanding securities issuable pursuant to the Plan;

(e)	modify or amend the amending provisions of the Plan

23.	Currency

23.1	All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

24.	Beneficiaries and Claims for Benefits

24.1	Subject to the requirements of Applicable Law, a Participant shall designate in writing a Beneficiary to receive any benefits that are payable under the Plan upon the death of such Participant. The Participant may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in such form and executed and filed in such manner as the Board may from time to time determine.

25.	General

25.1	The transfer of an employee within the Pengrowth Group shall not be considered a termination of employment for the purposes of the Plan, so long as such Participant continues to be a trustee, director or employee of an entity in the Pengrowth Group.

25.2	The determination by the Board of any question which may arise as to the interpretation or implementation of the Plan or any of the Units granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

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25.3	The Plan shall enure to the benefit of and be binding upon the Pengrowth Group and their successors and assigns. The interest of any Participant under the Plan or in any Unit shall not be transferable or alienable by him or her either by pledge, assignment or in any other manner whatever, otherwise than by testamentary disposition or in accordance with the laws governing the devolution of property in the event of death; and after his or her lifetime shall enure to the benefit of and be binding upon the Participant's Beneficiary.

25.4 (a)	The Corporation's grant of any Units or any obligation to make any payments hereunder is subject to compliance with Applicable Law applicable thereto.

(b)	As a condition of participating in the Plan, each Participant agrees to comply with all such Applicable Law and agrees to furnish to the Corporation all information and undertakings as may be required to permit compliance with such Applicable Law. Each Participant shall provide the Board with all information (including personal information) the Board requires in order to administer the Plan (the “Participant Information”).

(c)	The Board may from time to time transfer or provide access to Participant Information to a third party service provider for purposes of the administration of the Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Board in connection with the operation and administration of the Plan. The Board may also transfer and provide access to Participant Information to the Employers for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. By participating in the Plan, each Participant acknowledges that Participant Information may be so provided and agrees and consents to its provision on the terms set forth herein. The Corporation shall not disclose Participant Information except (i) as contemplated above in this Section 25.4(c), (ii) in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body, or (iii) for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction over the Corporation to compel production of the information.

25.5 (a)	Neither the Corporation nor any Employer shall be liable for any tax imposed on any Participant or any Beneficiary as a result of the crediting, holding or redemption of Units or amounts paid or credited to such Participant (or Beneficiary) under this Plan. It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

(b)	Each of the Corporation and any Employer shall be authorized to deduct, withhold and/or remit from any amount paid or credited hereunder, or otherwise, such amount as may be necessary so as to ensure the Corporation or Employer will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant or Beneficiary, as the case may be.

25.6	The Plan and any amendments thereto, including the number of Shares reserved for issuance hereunder, shall be subject to the approval of, and conditions imposed by, the TSX and any Units granted prior to such approval of the TSX shall be conditional upon such approval being given and no Units may be vested prior to such approval or any other necessary regulatory approval. To the extent that any provision of the Plan conflicts with any rules of the TSX, such rules shall govern and the Plan shall be deemed to be amended to be consistent therewith.

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25.7	The obligation of the Corporation to issue and deliver Shares on the vesting of Units in accordance with the terms and conditions of the Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority and, the rules of the TSX and/or such other exchange or on exchanges on which the Shares are listed for trading. If Shares cannot be issued to the Participant upon the vesting of Units for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate.

25.8	A Participant shall not have the right or be entitled to exercise any voting rights, receive dividends or have or be entitled to any other rights as a shareholder of the Corporation in respect of any Units.

25.9	Neither designation of an employee as a Participant nor the grant of any Units to any Participant entitles any Participant to any additional grant, as the case may be, of any Units under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the Employer of a Participant to terminate a Participant's employment at any time. Neither any period of notice, if any, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

25.10	Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect any employee's employment with the Pengrowth Group.

25.11	The Plan shall be an unfunded obligation of the Pengrowth Group. Neither the establishment of the Plan nor the grant of any Units or the setting aside of any funds by the Corporation or any Employer (if, in its sole discretion, it chooses to do so) shall be deemed to create a trust. Legal and equitable title to any funds set aside for the purposes of the Plan shall remain in the Corporation or the Employer and no Participant shall have any security or other interest in such funds. Any funds so set aside shall remain subject to the claims of creditors of the Corporation or Employer present or future. Amounts payable to any Participant under the Plan shall be a general, unsecured obligation of the Corporation. The right of the Participant or Beneficiary to receive payment pursuant to the Plan shall be no greater than the right of other unsecured creditors of the Corporation.

25.12	This Plan is established under the laws of the Province of Alberta and the rights of all parties and the construction of each and every provision of the Plan and any Units granted hereunder shall be construed according to the laws of the Province of Alberta.

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APPENDIX 2

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following disclosure is required by NI 58-101. Each of the requirements of NI 58-101 is set out below and Pengrowth’s response follows immediately thereafter.

1.	Board of Directors

(a)	Disclose the identity of directors who are independent.

The Board has determined that the following members are “independent” within the meaning of NI 58-101:

• Thomas A. Cumming	• Wayne K. Foo

• James D. McFarland	• Michael S. Parrett

• A. Terence Poole	• D. Michael G. Stewart

• John B. Zaozirny

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board has determined that the following members of the Board are not independent: Mr. Derek W. Evans, the President and Chief Executive Officer of the Corporation, Mr. James S. Kinnear, the former Chairman, President and Chief Executive Officer of the Corporation, and Mr. Nicholas C. H. Villiers, PML’s additional appointee to the Board pursuant to the terms of the USA.

(c)	Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board has determined that seven of ten members of the Board are “independent” within the meaning of NI 58-101.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

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The members of the Board that currently serve on the board of any other issuer that is a reporting issuer (or equivalent) are set out below:

Director	Directorships

Derek W. Evans	Franco-Nevada Corporation

Wayne K. Foo	Parex Resources Inc.

Michael S. Parrett	Gabriel Resources Ltd. Stillwater Mining Company

A. Terence Poole	Methanex Corporation

D. Michael G. Stewart	TransCanada Corporation Canadian Energy Services & Technology Corp. Orleans Energy Ltd.

Nicholas C. H. Villiers	Middlefield Canadian Income Trusts Investment Company PCC

John B. Zaozirny	Bankers Petroleum Ltd. Canadian Oil Sands Trust Coastal Energy Company Computer Modeling Group Ltd. Pacific Rubiales Energy Corp. Petroamerica Oil Corp. Provident Energy Ltd. Terravest Income Fund

(e)	Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

A meeting of the independent members of the Board is held in conjunction with every regular meeting of the Board and in conjunction with every regular meeting of each committee of the Board.

During the financial year ended December 31, 2009, there were 23 meetings of the independent members of the Board.

The independent members of the Board are authorized to retain independent financial, legal and other experts as required whenever, in their opinion, matters come before the Board which require an independent analysis by the independent members of the Board.

(f)	Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is Mr. John B. Zaozirny, an independent director. Mr. Zaozirny was appointed Chairman on November 11, 2009.

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(g)	Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The following table discloses the attendance of the members of the Board at meetings of the Board and its committees:

Director	Board of Directors (23 Meetings)	Audit Committee (5 Meetings)	Corporate Governance Committee (4 Meetings)	Compensation Committee (7 Meetings)	Reserves, Operations and Environmental, Health and Safety Committee (4 Meetings)
Thomas A. Cumming	23/23	5/5	N/A	7/7	4/4
Derek W. Evans(1)	11/23	3/5	1/4	3/7	2/4
Wayne K. Foo	23/23	N/A	3/4	N/A	4/4
James S. Kinnear(2)	23/23	3/5	3/4	6/7	2/4
James D. McFarland(3)	N/A	N/A	N/A	N/A	N/A
Michael S. Parrett	21/23	5/5	3/4	6/7	N/A
A. Terence Poole	22/23	5/5	4/4	N/A	N/A
D. Michael G. Stewart	23/23	N/A	N/A	7/7	4/4
Nicholas C. H. Villiers	20/23	N/A	N/A	N/A	N/A
John B. Zaozirny	23/23	N/A	4/4	7/7	N/A

Notes:

(1)	Mr. Evans was appointed to the Board on May 25, 2009 and has attended each meeting of the Board since his appointment thereto.
(2)	Mr. Kinnear is not a member of the Audit Committee, the Corporate Governance Committee or the Compensation Committee but was requested, by the respective Chair of such committees while he served as Chairman, to attend the meetings of the Audit Committee, Corporate Governance Committee and Compensation Committee. At each meeting of the Audit Committee, Corporate Governance Committee or Compensation Committee, the members of such committees, all of whom are independent, met without Mr. Kinnear.
(3)	Mr. McFarland was appointed to the Board on January 8, 2010 and has attended each meeting of the Board, Audit Committee and Reserves, Operations and Environmental, Health and Safety Committee held since his appointment to the Board and such committees.

2.	Mandate of the Board of Directors

Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The responsibilities and obligations of the Board are set forth in a written mandate of the Board, a copy of which is attached hereto as Appendix 3. The Board annually reviews its mandate and considers changes as appropriate.

In addition, the Board has established administrative procedures which prescribe the rules governing the approval of transactions carried out in the course of Pengrowth’s operations, the delegation of authority and the execution of documents on behalf of Pengrowth. The Board reviews and approves various matters, including the appointment of corporate officers, as well as the annual capital and operating budgets and authorization of unbudgeted investments and divestitures above a specified dollar threshold. The Board’s expectations of management are communicated directly to management and through committees of the Board.

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3.	Position Descriptions

(a)	Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has developed and approved written position descriptions for the Chairman of the Board and the chair of each of the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Reserves, Operations and Environmental, Health and Safety Committee. The primary role of the chair of each committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities.

The chair of the Audit Committee also maintains on-going communications with the Trust’s external auditors in order to lead the Audit Committee in performing its oversight and other audit-related functions. For further information regarding the Corporation’s Audit Committee, including the relevant education and experience of the Audit Committee members, see pages 82 and 83 of the Pengrowth’s Annual Information Form for the financial year ended December 31, 2009.

(b)	Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has developed and approved a written position description for the Chief Executive Officer of the Corporation.

4.	Orientation and Continuing Education

(a)	Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

The Corporate Governance Committee is responsible for procedures relating to the orientation and education of new members of the Board and for the continued development of existing Directors. Materials have been prepared for review by new members of the Board in respect of Pengrowth’s structure, business and results. New members of the Board are also provided with the opportunity to have meetings and discussions with senior management and other members of the Board and to visit Pengrowth’s facilities and operations. The details of the orientation of each new member are tailored to that member’s individual needs, requests and areas of interest.

(b)	Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Pengrowth undertakes ongoing education efforts that include meetings among management and the Board, and where appropriate outside experts, to discuss developments in the industry and market conditions. Pengrowth also facilitates the education of Directors through

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financing membership in the Institute of Corporate Directors. Directors are provided with background materials and the information necessary to fulfill their role as a Director, including Pengrowth’s key corporate policies. Written materials and briefings are extensively used to ensure that Directors’ knowledge and understanding of Pengrowth’s affairs remains current.

5.	Ethical Business Conduct

(a)	Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board first adopted a Code of Business Conduct (the “Code”) on November 3, 2005, which has since been amended from time to time. The Code applies to all Directors, officers and employees of Pengrowth. The Code was most recently amended on November 11, 2009, and filed on SEDAR on March 2, 2010. A copy of the Code may also be obtained, upon request, from the Corporation at 2100, 222 – 3rd Avenue S.W., Calgary, Alberta T2P 0B4 and is available on SEDAR at www.sedar.com.

The Board expects Directors, officers and employees to act ethically at all times and to acknowledge in writing their adherence to the Code as a condition of their employment or continued employment. Any waivers from the Code that are granted for the benefit of a Director, officer or employee must be presented by the Chief Executive Officer of the Corporation to the Corporate Governance Committee for its approval. The Corporate Governance Committee has not granted any waivers of the Code since the beginning of the financial year ended December 31, 2005.

(b)	Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each member of the Board must disclose all actual or potential conflicts of interest and refrain from voting on matters in which such Director has a conflict of interest. In addition, the Director must excuse himself or herself from any discussion or decision on any matter in which the Director is precluded from voting as a result of a conflict of interest.

(c)	Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The Board most recently amended the Code on November 11, 2009. The amended Code does not detract from any of the requirements of the prior codes and is more encompassing than the old codes. In addition, the Board requires that all Directors, officers and employees acknowledge the amended Code in writing upon its adoption by the Board, and that all new Directors, officers and employees acknowledge the amended Code in writing upon their engagement with Pengrowth.

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6.	Nomination of Directors

(a)	Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance Committee serves as the nominating committee of the Board and is responsible for the nomination of Directors, other than the Directors appointed by PML pursuant to the USA. The Corporate Governance Committee considers the skills and qualifications of existing Directors and the long term needs of Pengrowth in respect of the Board and each of the committees of the Board. The Corporate Governance Committee, with the assistance of experienced independent advisors, identifies potential candidates and reviews the qualifications of potential candidates for the Board. In particular, the Corporate Governance Committee assesses, among other factors, industry experience, functional expertise, financial literacy and expertise, board experience and diversity of background, and considers potential conflicts arising in connection with potential candidates for the Board. Upon such review, and after conducting appropriate due diligence, the Corporate Governance Committee makes recommendations on candidates to the Board.

(b)	Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance Committee of the Board serves as the nominating committee of the Board and is composed of four “independent” Directors within the meaning of NI 58-101.

(c)	If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance Committee has been established to assist the Board in reviewing and making recommendations to the Board in respect of, among other things, the nomination of candidates for election to the Board.

The Board does not have a retirement policy.

For further information concerning the responsibilities, powers and operations of the Corporate Governance Committee, see the text of the Terms of Reference of the Corporate Governance Committee attached as Appendix 4 to this Circular.

7.	Compensation

(a)	Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Board has established the Corporate Governance Committee and delegated to it the responsibility of annually reviewing and recommending for Board approval the compensation paid by the Corporation to the non-executive Directors. The Board has established the Compensation Committee and delegated to it the responsibility of annually reviewing and recommending for Board approval the compensation paid by the Corporation to the officers and employees of the Corporation. The Corporate Governance Committee’s review of compensation to non-executive Directors, and the Compensation Committee’s review of compensation to officers and employees include a consideration of all forms of compensation

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paid, both with regards to the expertise and experience of each individual and in relation to industry peers. Each of the Compensation Committee and the Corporate Governance Committee retains independent consultants to review and compare compensation arrangements within the industry.

(b)	Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed of four independent members of the Board.

(c)	If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

For further information concerning the responsibilities, powers and operations of the Compensation Committee, see the text of the Terms of Reference of the Compensation Committee attached as Appendix 5 to this Circular.

(d)	If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Compensation Committee has retained Hugessen to attend committee meetings and provide independent advice, compensation analysis and other information for compensation recommendations. The analysis and advice from Hugessen includes, but is not limited to, executive compensation policy (such as the choice of comparator groups and compensation philosophy), design of incentive plans, position evaluation services and surveys of market data. The Compensation Committee has also retained Mercer to provide additional market data.

8.	Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee, the Corporate Governance Committee and the Compensation Committee, the Board has established the Reserves, Operations and Environmental, Health and Safety Committee, which is responsible for assisting the Board in fulfilling its oversight responsibilities in general and, in particular, with respect to: (i) the oil and gas reserves evaluation process and the public disclosure of reserves data and related information as required by NI 51-101 Standards of Disclosure for Oil and Gas Activities and Statement of Financial Accounting Standards No. 69 – Disclosures About Oil and Gas Producing Activities; (ii) the operations of Pengrowth, including matters relating to Pengrowth’s operating activities and its operating expenses and capital expenditures budget; and (iii) environment, health and safety issues affecting Pengrowth, including the evaluation of Pengrowth’s programs, controls and reporting systems and its compliance with applicable laws, rules and regulations.

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9.	Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Corporate Governance Committee is responsible for making regular assessments of the overall performance, effectiveness and contribution of the Board, the chairman of the Board, each committee of the Board, each committee chair and each Director, and reporting on such assessments to the Board. The objective of the assessments is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. In addition to any other matters the Corporate Governance Committee deems relevant, the assessments will consider in the case of the Board or a committee, the applicable mandate or charter, and in the case of individual Directors, the applicable position descriptions, as well as the competencies and skills each individual Director is expected to bring to the Board.

The Corporate Governance Committee has developed an annual Board effectiveness survey, which includes an evaluation of Board responsibility, Board operations, Board effectiveness and individual Director performance:

•	the survey is completed by each Director and submitted anonymously;

•	results of the survey are collated, sent to each Board member, and are reviewed by the Chairman;

•

the Chairman then meets with each Director on an individual basis to discuss the results and to seek further comments on individual Director performance; peer review of the other Directors is an integral part of this discussion;

•	survey results, feedback from the Directors, and recommendations on improving Board performance made by the Chairman are reviewed by the Corporate Governance Committee;

•	thereafter, the Corporate Governance Committee makes recommendations to the Board on how to improve Board effectiveness; and

•	the Board implements those recommendations in conjunction with management and monitors changes to Board effectiveness and Director performance on a periodic basis.

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APPENDIX 3

MANDATE OF THE BOARD OF DIRECTORS

CORPORATE GOVERNANCE POLICY

PENGROWTH CORPORATION

PENGROWTH ENERGY TRUST

In accordance with the recommendation of the Corporate Governance Committee (the “Committee”) the Board of Directors (the “Board”) of Pengrowth Corporation (the “Corporation”) wishes to formalize the guidelines pursuant to which the Board fulfills its obligations to the Corporation and ensures that the Corporation performs its duties as administrator of Pengrowth Energy Trust (the “Trust”). The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to as “Pengrowth”.

The Board acknowledges the Corporate Governance Guidelines set forth in National Policy 58-201 (“NP 58-201”) and the overriding objective of promoting appropriate behaviour with respect to all aspects of Pengrowth’s business. In consultation with the Committee, the Board will continuously review and modify its terms of reference with regard to the applicable business environment, industry standards on matters of corporate governance, additional standards which the Board believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its Unitholders and the application of laws and policies.

The guidelines are intended to be flexible and are intended to provide direction to the Board in conjunction with its legal obligations and mandate from the Unitholders to oversee and direct the affairs of the Corporation.

BOARD RESPONSIBILITIES

As recommended by the provisions of NP 58-201, the Board explicitly acknowledges responsibility for the stewardship of the Corporation, including responsibility for the following:

1.	to the extent feasible, satisfying itself as to the integrity of the President and Chief Executive Officer (“CEO”) and other executive officers and that the CEO and other executive officers create a culture of integrity and cooperation throughout the organization;

2.	adopting a strategic planning process for both the Corporation and the Trust and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of that business and monitoring performance against those plans; the Board will seek recommendations from the President and CEO with respect to the execution of strategic plans adopted by the Board;

3.	identifying the principal risks of the Corporation’s business and the Trust’s business and ensuring the implementation of appropriate risk management systems; adopt policies and processes to identify business risks; address what risks are acceptable to the Corporation and the Trust and ensure that systems and actions are put in place to manage them;

4.	succession planning, including monitoring senior management;

5.	approving the Corporation’s communication policy and other relevant policies, including insider trading and environmental, health and safety matters;

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6.	requiring the President and CEO and CFO to ensure the integrity of the internal control procedures and management information systems;

7.	approving annual capital and operating plans recommended by the President and CEO and CFO and monitoring performance against those plans (in conjunction with the Reserves, Operations and Environmental, Health and Safety Committee, the Audit Committee will review and recommend these plans to the Board);

8.	developing an approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to Pengrowth;

9.	developing measures for receiving feedback from unitholders and other stakeholders on the business of Pengrowth and other matters, whether through investor relations, the CEO or other channels independent of management;

10.	developing guidelines with respect to expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials, either directly or through recommendations from the Committee;

11.	developing clear position descriptions for the Board Chair and the chair of each board committee;

12.	together with the CEO, developing a clear position description for the CEO;

13.	developing or approving the corporate goals and objectives that the CEO is responsible for meeting; and

14.	conducting regular assessments to determine whether the Board, its committees and each individual director are contributing and functioning effectively.

COMPOSITION OF THE BOARD

1.	Criteria for the Board of Directors

The majority of the Board shall be “independent”, within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees. Pengrowth Management Limited is presently entitled to appoint two members to the Board and the unitholders of the Trust are entitled to appoint the remaining directors, who must be a majority of at least three additional directors. The Board is responsible for making the determination of whether a director is independent. It will be the responsibility of the Committee to implement a process for assessing the effectiveness of the Board, its committees and each individual Board member and shall review with the Board, on an annual basis, the results of their assessment.

2.	Size of the Board

The size of the Board shall enable its members to effectively and responsibly discharge their responsibilities to the Corporation and to the unitholders of the Corporation and the Trust. The demands upon the Board will likely evolve with the future growth and development of Pengrowth. The size of the Board should be considered over time and within the context of the development of the business of Pengrowth, the formation of committees, the workload and responsibilities of the Board and the required expertise and experience of members of the Board.

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BOARD COMMITTEES

•	The Board shall, at this time, have the following standing committees:

1.	Audit Committee;
2.	Corporate Governance Committee;
3.	Compensation Committee; and
4.	Reserves, Operations and Environmental, Health and Safety Committee.

•	The responsibilities of the foregoing committees shall be as set forth in the mandates for these committees as prescribed from time to time by the Board.

•	The committees of the Board shall be comprised of a sufficient number of “independent” directors so as to comply with applicable laws.

•

Appointment of members to committees shall be the responsibility of the Board, having received the recommendation of the Committee, based upon consultations with the members of the Board. In this regard, consideration should be given to rotating committee members from time to time and to the special skills of particular directors. The chairman of each committee will be selected by the Board (in the case of the Audit Committee and the Reserves, Operations and Environmental, Health and Safety Committee) or by the committee’s members (in the case of the Corporate Governance Committee and the Compensation Committee). The committee chairs will be responsible for determining the agenda of meetings of their respective committees and determining the frequency and length of meetings, provided that each committee must meet at least semi-annually (with recommended meetings three to four times per year).

•

The Board shall regularly assess the effectiveness of each of the committees. An assessment should consider, among other things, the mandate of each committee and the contribution of each member thereof.

•

The Board may constitute additional standing committees or special committees with special mandates as may be required or appropriate from time to time. In appropriate circumstances, the committees of the Board shall be authorized to engage independent advisors as may be necessary in the circumstances.

•	In discharging his or her obligations, an individual director may engage outside advisors, at the expense of the Corporation, in appropriate circumstances and subject to the approval of the Committee.

SELECTION OF NEW DIRECTORS & CHAIRMAN OF THE BOARD

•

The Board will ultimately be responsible for nominating and appointing new directors and for the selection of its Chairman. However, initial responsibility for identifying and nominating Board members shall reside with the Committee.

•	The process of identifying and recommending new directors shall be the responsibility of the Committee, following consultation with members of the Board at large.

•	Invitations to join the Board should be extended by the Board Chairman.

•	New members of the Board shall be provided with an orientation and education program as to the nature of the business of Pengrowth, current issues, strategies and responsibilities of directors.

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BOARD EXPECTATIONS OF SENIOR MANAGEMENT AND ACCESS TO SENIOR MANAGEMENT

•	The President and CEO, working together with senior management of the Corporation, is responsible for the day to day operation of the Corporation.

•	The Board shall determine the specific or general terms and levels of authority for the President and CEO.

•

The President and CEO is encouraged, upon invitation of the Board only, to bring appropriate management members to Board meetings in order to expose directors to key members of the management team, to provide reports in their specific areas of expertise and provide additional insight into matters being considered by the Board. However, the Board will ordinarily conduct business with only members of the Board present, with the addition of the Corporate Secretary and Assistant Corporate Secretary to ensure that the Board is acting independently of management. Outside Directors should also meet at every meeting, without representatives of management present, under the chairmanship of the Board Chair to fully discuss any procedural or substantive issues which they wish. Results of these meetings should be communicated to the CEO as appropriate. The Board will typically schedule a portion of each meeting as a meeting solely of the independent directors under the direction and chairmanship of the Board Chair.

MEETING PROCEDURES

•

The Board should be supported in its work by a Corporate Secretary who has a position description approved by the Board. The Corporate Secretary reports to the President and Chief Executive Officer and the Board Chair.

•

The members of the Board, the Corporate Secretary and a secretary to the meeting should be invited to any regularly constituted meeting of the Board. Officers or other persons shall attend by invitation only and for those elements of the meetings where their input is sought by the Directors.

Adopted by the Board of the Corporation, in its capacity as administrator of the Trust, on November 11, 2009.

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APPENDIX 4

TERMS OF REFERENCE

CORPORATE GOVERNANCE COMMITTEE

PENGROWTH CORPORATION

PENGROWTH ENERGY TRUST

OBJECTIVES

The Corporate Governance Committee (the “Committee”) is appointed by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities with respect to the corporate governance and nomination issues facing the Corporation, in its capacity as the administrator of Pengrowth Energy Trust (the “Trust”). The Corporation is the administrator of the Trust, an unincorporated energy investment trust settled pursuant to the terms of an amended and restated trust indenture originally dated December 2, 1998 and amended and restated June 18, 2008. The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to herein as “Pengrowth”.

The Committee acknowledges the corporate governance guidelines issued by the Canadian Securities Administrators in National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), the guidelines of the New York Stock Exchange and other regulatory provisions as they pertain to corporate governance matters. The objective of the Committee is to promote appropriate behaviour with respect to all aspects of Pengrowth's business.

The purpose of the Committee is (a) to review and report to the Board on matters of corporate governance and Board composition and (b) to provide oversight review of the Corporation’s systems for achieving compliance with legal and regulatory requirements. The Committee’s oversight role regarding compliance systems shall not include responsibility for the Corporation's actual compliance with applicable laws and regulations.

The Committee will continuously review and modify its terms of reference with regard to, and to reflect changes in, the business environment, industry standards on matters of corporate governance, additional standards which the Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth's business and its unitholders and the application of laws and policies.

COMPOSITION

The Committee shall consist of not less than three and not more than six directors, all of whom shall be “independent” as that term is defined in NI 58-101 (as set out in Schedule “A” hereto) and Rule 303A.02 of the New York Stock Exchange (as set out in Schedule “B” hereto).

The members of the Committee shall be appointed or re-appointed at the organizational meeting of the Board immediately following each annual meeting of the unitholders of the Trust and shall continue as members of the Committee until their successors are appointed or until they cease to be directors of the Corporation. The Board may fill any vacancy in the membership of the Committee at any time.

The members of the Committee shall appoint a chair from among their number. The Corporate Secretary of the Corporation, or an alternative secretary designated by the Committee, shall act as Secretary of the Committee.

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MEETINGS AND MINUTES

The Committee shall meet as often as necessary to carry out its responsibilities.

A meeting may be called by any member of the Committee or the Chief Executive Officer (“CEO”) of the Corporation. A notice of time and place of every meeting of the Committee shall be given in writing to each member of the Committee at least two business days prior to the time fixed for such meeting, unless notice of a meeting is waived by all members entitled to attend. Attendance of a member of the Committee at a meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

A quorum for meetings of the Committee shall require a majority of its members present in person or by telephone. If the chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting will be chosen to preside by a majority of the members of the Committee present at that meeting.

The President and CEO of the Corporation shall be available to advise the Committee, shall receive notice of meetings and may attend meetings of the Committee at the invitation of the chair. Other management representatives may be invited to attend as necessary. Notwithstanding the foregoing, the chair of the Committee shall hold in camera sessions, without management present, at every meeting of the Committee.

Decisions of the Committee shall be determined by a majority of the votes cast.

The Committee shall appoint a member of the Committee or other officer of Pengrowth to act as secretary at each meeting for the purpose of recording the minutes of each meeting.

The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the chair.

SCOPE, DUTIES AND RESPONSIBILITIES

MANDATORY DUTIES

Pursuant to NI 58-101 and NP 58-201, the Committee is required to:

1.	Bring to the attention of the Board such corporate governance issues as are necessary for the proper governance of Pengrowth and to develop the approach of the Corporation in matters of corporate governance, including the written statement of corporate governance principles applicable to the Corporation as set forth in the Corporation’s annual information circular, and to make recommendations to the Board with respect to all such matters.

2.	Assess and report to the Board in respect of matters relating to the ongoing composition of the Board, including:

(a)	recommending to the Board criteria for the composition of the Board and the selection of directors;

(b)	assessing the competencies and skills each existing director should possess;

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(c)	considering the appropriate size of the Board, with a view to facilitating effective decision making;

(d)	identifying, either directly or with the assistance of a search firm, candidates for membership on the Board and review their competencies and skills, including their ability to satisfy the criteria approved by the Board and their ability to devote sufficient time and resources to his or her duties as a director; and

(e)	establishing, implementing and executing procedures to evaluate the independence, performance and effectiveness of the Board, Board committees, all individual directors, the (Chairman of the Board, Vice Chairman of the Board or Lead Director), (in the aggregate the “Chairman”) and committee chairs (other than this Committee’s chair) and review with the Board on an annual basis the results of the assessment.

3.	Review succession planning issues with respect to the members of the Board and, upon the retirement of the Chairman, make a recommendation to the Board with respect to the appointment of a new Chairman.

4.	In consultation with the President and CEO, developing a succession plan for senior management of the Corporation.

5.	Review and periodically reassess a position description for the Chairman and the Lead Director.

6.	Establish structures and procedures to permit the Board to function independently of management, relying in part upon a Chairman to be appointed by the Board.

7.	Recommend Board committees and their composition, including the independence of the members nominated thereto; review the need for, and the performance and suitability of, those committees; and make such adjustments as are deemed necessary from time to time, all in conjunction with the Chairman, the Lead Director and the relevant committees of the Board.

8.	Oversee the development, implementation and disclosure of the ongoing director education program including, as appropriate, education sessions on the Corporation's business by way of presentations and operating site visits, individual or group education sessions from internal personnel or external consultants on topics of importance to directors and the Corporation, and recommended formal educational opportunities through appropriate organizations to be made available to individual directors and paid for by the Corporation.

9.	Assess and report to the Board with respect to the new director’s orientation program of the Corporation.

10.	Monitor compliance with, and review and approve, if considered appropriate, all proposed waivers to, Pengrowth’s Code of Business Conduct and Ethics.

11.	Conduct an annual performance evaluation of the Committee and each of its members.

DISCRETIONARY DUTIES

The Committee’s responsibilities may, at the Committee’s discretion, also include the following (provided that some of the following functions might be assumed from time to time by other committees of the Board as Board priorities and resources permit):

1.	Monitor and assess the effectiveness of the corporate governance policies and procedures of Pengrowth.

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2.	In conjunction with the Compensation Committee, oversee the evaluation of, and report to the Board on, the performance of the management of the Corporation.

3.	In conjunction with the Compensation Committee, monitor, evaluate and report to the Board with respect to the performance and accountability of the President and CEO, including the setting of short-term and long-term corporate objectives and performance management indicators.

4.	Within the context of an overall corporate budget approved by the Board, recommend to the Board the appointment of senior officers on behalf of the Corporation and other key employees.

5.	Consider the adequacy and the nature of the compensation to be paid to the members of the Board and make recommendations to the Board in connection with the same.

6.	Ensure that the Corporation’s governance practices are fully disclosed in the Trust's annual information circular or annual information form, as appropriate.

7.	Review the policies, programs and practices of the Corporation and monitor the adequacy of compliance systems in the following areas:

(a)	corporate and securities law (including insider trading and self dealing);

(b)	stock exchange listing standards;

(c)	anti-trust and competition law;

(d)	regulation of employment practices;

(e)	code of business conduct and ethics;

(f)	corporate policy on conflicts of interest;

(g)	corporate policy with respect to communications and disclosure; and

(h)	such other areas of regulatory law and corporate policy statements as the Committee considers appropriate from time to time.

8.	To report and make recommendations to the Board on such areas of regulatory and corporate compliance as are considered appropriate from time to time.

COMMUNICATION, AUTHORITY TO ENGAGE ADVISORS AND EXPENSES

The Committee shall have direct access to such officers and employees of Pengrowth and to any other consultants or advisors, and to such information respecting Pengrowth it considers necessary to perform its duties and responsibilities.

Any employee may bring before the Committee, on a confidential basis, any concerns relating to matters over which the Committee has oversight responsibilities.

The Committee has the authority to engage independent legal counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses of the Committee that are deemed necessary or appropriate by the Committee in order to carry out its duties.

Adopted by the Board of the Corporation, in its capacity as administrator of the Trust, on November 11, 2009.

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Schedule “A”

National Instrument 58-101

Standard of “Independence”

1.	A committee member is independent if he or she has no direct or indirect material relationship with Pengrowth.

2.	For the purposes of paragraph 1, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

3.	Despite paragraph 2, the following individuals are considered to have a material relationship with Pengrowth:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of Pengrowth;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of Pengrowth;

(c)	an individual who:

(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of Pengrowth’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of Pengrowth received, more than $75,000 in direct compensation from Pengrowth during any 12 month period within the last three years.

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4.	Despite paragraph 3 above, an individual will not be considered to have a material relationship with Pengrowth solely because he or she had a relationship identified in paragraph 3 if that relationship ended before March 30, 2004.

5.	For the purposes of paragraphs 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purposes of paragraph 3(f), direct compensation does not include

(a)	remuneration for acting as a member of the Board or of any committee of the Board; and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.

7.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because the individual or his or her immediate family member:

(a)	has previously acted as an interim chief executive officer of Pengrowth, or

(b)	acts, or has previously acted, as a chair or vice-chair of the Board or of any committee of the Board on a part-time basis.

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Schedule “B”

Excerpts from Rule 303A.00 of the New York Stock Exchange

303A.02 “Independence” Tests

The NYSE Listed Company Manual contains the following provisions regarding the independence requirements of members of the corporate governance committee:

a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

b)	In addition, a director is not independent if:

i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

iii)	(A) The director is a current partner or employee of a firm that is the company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

iv)	The director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

General Commentary to Section 303A.02(b):

An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions in Section 303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

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For the purposes of Section 303A, the term “executive officer” has the same meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934 as follows:

The term “officer” shall mean an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer's parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

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APPENDIX 5

TERMS OF REFERENCE

COMPENSATION COMMITTEE

PENGROWTH CORPORATION

PENGROWTH ENERGY TRUST

OBJECTIVES

The Compensation Committee is appointed by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities with respect to the executive compensation and human resources policies of the Corporation. The Corporation is the administrator of Pengrowth Energy Trust (the “Trust”), an unincorporated energy investment trust settled pursuant to the terms of an amended and restated trust indenture originally dated December 2, 1988 and amended and restated July 1, 2009 (the “Trust Indenture”). The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to herein as “Pengrowth”.

The Committee acknowledges the corporate governance guidelines issued by the Canadian Securities Administrators in National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”), the guidelines of the New York Stock Exchange and other regulatory provisions as they pertain to compensation matters. The objective of the Committee is to monitor the activities of the Corporation with respect to recruiting, retaining and motivating employees and ensuring conformity between compensation and other corporate objectives.

The Committee will continuously review and modify its terms of reference with regard to, and to reflect changes in, the business environment, industry standards, matters of corporate governance, additional standards which the Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its unitholders and the application of laws and policies.

COMPOSITION

The Committee shall consist of not less than three and not more than six directors, all of whom shall be “independent” as that term is defined in National Instrument 58-101 Disclosure of Corporate Governance Practices (as set out in Schedule “A” hereto) and Section 303A.02 of the New York Stock Exchange Listed Company Manual (as set out in Schedule “B” hereto).

The members of the Committee shall be appointed or re-appointed at the organizational meeting of the Board immediately following each annual meeting of the unitholders of the Trust and shall continue as members of the Committee until their successors are appointed or until they cease to be directors of the Corporation. At any time, the Board may fill any vacancy in the membership of the Committee.

The members of the Committee shall appoint a chair from among their number. The Corporate Secretary of the Corporation, or an alternative secretary designated by the Committee, shall act as Secretary of the Committee.

MEETINGS AND MINUTES

The Committee shall meet as often as necessary. Matters to be considered at the meetings may include:

•	matters related to compensation in the annual budget, excluding the compensation of directors, which is addressed by the Corporate Governance Committee;

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•	matters related to annual bonus and advance bonus payments;

•	matters relating to incentive payments and programs, including security-based compensation plans;

•	compensation disclosure in the Trust’s management information circular and proxy statement; and

•	other matters as appropriate.

A meeting may be called by any member of the Committee or the Board Chairman or the Chief Executive Officer (“CEO”) of the Corporation. A notice of time and place of every meeting of the Committee shall be given in writing to each member of the Committee at least two business days prior to the time fixed for such meeting, unless notice of a meeting is waived by all members entitled to attend. Attendance of a member of the Committee at a meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

A quorum for meetings of the Committee shall require a majority of its members present in person or by telephone. If the chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting will be chosen to preside by a majority of the members of the Committee present at that meeting.

The President and CEO of the Corporation shall be available to advise the Committee, shall receive notice of meetings and may attend meetings of the Committee at the invitation of the chair. Other management representatives shall be invited to attend as necessary. Notwithstanding the foregoing, the chair of the Committee shall hold in camera sessions, without management present, at every meeting of the Committee.

Decisions of the Committee shall be determined by a majority of the votes cast.

The Committee shall appoint a member of the Committee or other officer of Pengrowth to act as secretary at each meeting for the purpose of recording the minutes of each meeting.

The Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the chair shall provide the Board with oral reports on the activities of the Committee. All information reviewed and discussed by the Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the chair.

SCOPE, DUTIES AND RESPONSIBILITIES

MANDATORY DUTIES

Pursuant to NP 58-201, the Committee is required to:

•	act in an advisory capacity to the Board;

•

review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO’s performance in light of those corporate goals and objectives and determine (or make recommendations to the Board with respect to) the CEO’s compensation level based on this evaluation;

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•	make recommendations to the Board with respect to non-CEO officer and director compensation, incentive-compensation plans and equity-based plans;

•

review and approve, prior to public disclosure, all public disclosure on executive compensation and produce a report on executive officer compensation for inclusion in the Corporation’s annual information circular and proxy statement;

•	in conjunction with the Corporate Governance Committee, oversee the evaluation of, and report to the Board on, the performance of the management of the Corporation; and

•	conduct an annual performance evaluation of the Committee.

DISCRETIONARY DUTIES

The Committee’s responsibilities may, at the Committee’s discretion, also include the following (provided that some of the following functions, such as the function of determining compensation, might be assumed from time to time by other committees of the Board as Board priorities and resources permit):

•	review and approve the Corporation’s corporate scorecard;

•	review the Corporation’s key human resources policies;

•	review and recommend to the Board any significant changes to the overall compensation program and the Corporation’s objectives related to executive compensation; or

•	perform any other activities consistent with these Terms of Reference, the Corporation’s By-Laws, the Trust Indenture and applicable law as the Committee or the Board deems necessary or appropriate.

COMMUNICATION, AUTHORITY TO ENGAGE ADVISORS AND EXPENSES

The Committee shall have direct access to such officers and employees of Pengrowth and to any other consultants or advisors, and to such information respecting Pengrowth it considers necessary to perform its duties and responsibilities.

Any employee may bring before the Committee, on a confidential basis, any concerns relating to matters over which the Committee has oversight responsibilities.

The Committee has the authority to engage independent legal counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any such counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses of the Committee that are deemed necessary or appropriate by the Committee in order to carry out its duties.

Adopted by the Board of the Corporation, in its capacity as administrator of the Trust, on March 31, 2010.

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Schedule “A”

National Instrument 58-101

Standard of “Independence”

1.	A committee member is independent if he or she has no direct or indirect material relationship with Pengrowth.

2.	For the purposes of paragraph 1, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite paragraph 2, the following individuals are considered to have a material relationship with Pengrowth:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of Pengrowth;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of Pengrowth;

(c)	an individual who:

(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of Pengrowth’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of Pengrowth received, more than $75,000 in direct compensation from Pengrowth during any 12 month period within the last three years.

4.	Despite paragraph 3 above, an individual will not be considered to have a material relationship with Pengrowth solely because he or she had a relationship identified in paragraph 3 if that relationship ended before March 30, 2004.

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5.	For the purposes of paragraph 3(f), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purposes of paragraph 3(f), direct compensation does not include

(a)	remuneration for acting as a member of the Board or of any committee of the Board; and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.

7.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because the individual or his or her immediate family member:

(a)	has previously acted as an interim chief executive officer of Pengrowth, or

(b)	acts, or has previously acted, as a chair or vice-chair of the Board or of any committee of the Board on a part-time basis.

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Schedule “B”

Excerpts from Rule 303A.00 of the New York Stock Exchange

303A.02 “Independence” Tests

The NYSE Listed Company Manual contains the following provisions regarding the independence requirements of members of the compensation committee:

a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

b)	In addition, a director is not independent if:

i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

iii)	(A) The director is a current partner or employee of a firm that is the company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

iv)	The director or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the listed company’s present executive officers at the same time serves or served on that company’s compensation committee.

v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

General Commentary to Section 303A.02(b):

An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions in

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Section 303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

For the purposes of Section 303A, the term “executive officer” has the same meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934 as follows:

The term “officer” shall mean an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer’s parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

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APPENDIX 6

TERMS OF REFERENCE

AUDIT COMMITTEE

PENGROWTH CORPORATION

PENGROWTH ENERGY TRUST

OBJECTIVES

The Audit Committee is appointed by the board of directors (the “Board”) of Pengrowth Corporation (the “Corporation”) to assist the Board in fulfilling its oversight responsibilities. The Corporation is the administrator of Pengrowth Energy Trust (the “Trust”), an unincorporated energy investment trust settled pursuant to the terms of an amended and restated trust indenture originally dated December 2, 1988 and amended and restated July 1, 2009 (the “Trust Indenture”). The Trust and the Corporation, together with any subsidiaries or affiliates of the Trust, are collectively referred to as “Pengrowth”.

The Audit Committee’s primary duties and responsibilities are to:

•

monitor the performance of Pengrowth’s internal audit function and the integrity of Pengrowth’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;

•

assist Board oversight of: (i) the integrity of Pengrowth’s financial statements; (ii) Pengrowth’s compliance with legal and regulatory requirements; and (iii) the performance of Pengrowth’s internal audit function and independent auditors;

•	monitor the independence, qualification and performance of Pengrowth’s external auditors; and

•	provide an avenue of communication among the external auditors, the internal auditors, management and the Board.

The Audit Committee will continuously review and modify its terms of reference with regards to, and to reflect changes in, the business environment, industry standards on matters of corporate governance, additional standards which the Audit Committee believes may be applicable to Pengrowth’s business, the location of Pengrowth’s business and its unitholders and the application of laws and policies.

COMPOSITION

Audit Committee members must meet the requirements of applicable securities laws and each of the stock exchanges on which the units of the Trust trade. The Audit Committee will be comprised of three or more directors as determined by the Board. Each member of the Audit Committee shall be “independent” and “financially literate”, as those terms are defined in National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian Securities Administrators (as set out in Schedule “A” hereto), Rule 10A-3 promulgated under the Securities Exchange Act of 1934 (as set out in Schedule “B” hereto), and Section 303A.02 of the New York Stock Exchange Listed Company Manual (as set out in Schedule “C” hereto), as applicable, and as “financially literate” is interpreted by the Board in its business judgement. In addition, at least one member of the Audit Committee must have accounting or related financial management expertise as defined by paragraph (8) of general instruction B to Form 40-F and as interpreted by the Board in its business judgement.

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Audit Committee members shall be appointed annually by the Board. The chair of the Audit Committee shall be appointed by the Board. If an Audit Committee chair is not designated or present, the members of the Audit Committee may designate a chair by majority vote of the Audit Committee membership.

MEETINGS AND MINUTES

The Audit Committee shall meet at least four times annually, or more frequently if determined necessary to carry out its responsibilities.

A meeting may be called by any member of the Audit Committee or the Board Chairman or the Chief Executive Officer (“CEO”) of the Corporation. A notice of time and place of every meeting of the Audit Committee shall be given in writing to each member of the Audit Committee at least two business days prior to the time fixed for such meeting, unless notice of a meeting is waived by all members entitled to attend. Attendance of a member of the Audit Committee at a meeting shall constitute waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

A quorum for meetings of the Audit Committee shall require a majority of its members present in person or by telephone. If the chair of the Audit Committee is not present at any meeting of the Audit Committee, one of the other members of the Audit Committee present at the meeting will be chosen to preside by a majority of the members of the Audit Committee present at that meeting.

The Board Chairman and the President and CEO of the Corporation shall be available to advise the Audit Committee, shall receive notice of meetings and may attend meetings of the Audit Committee at the invitation of the chair. Other management representatives, as well as Pengrowth’s internal and external auditors, may be invited to attend as necessary. Notwithstanding the foregoing, the chair of the Audit Committee shall hold in camera sessions, without management present, at every meeting of the Committee.

Decisions of the Audit Committee shall be determined by a majority of the votes cast.

The Audit Committee shall appoint a member of the Audit Committee or other officer of Pengrowth to act as secretary at each meeting for the purpose of recording the minutes of each meeting.

The Audit Committee shall provide the Board with a summary of all meetings together with a copy of the minutes from such meetings. Where minutes have not yet been prepared, the chair shall provide the Board with oral reports on the activities of the Audit Committee. All information reviewed and discussed by the Audit Committee at any meeting shall be referred to in the minutes and made available for examination by the Board upon request to the chair.

SCOPE, DUTIES AND RESPONSIBILITIES

MANDATORY DUTIES

REVIEW PROCEDURES

Pursuant to the requirements of NI 52-110 and other applicable laws, the Audit Committee will:

1.	Review and reassess the adequacy of the Audit Committee’s Terms of Reference at least annually, submit the Terms of Reference to the Board for approval and have the document published annually in the Trust’s annual information circular and at least every three years in accordance with the regulations of the United States’ Securities and Exchange Commission.

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2.	Prior to filing or public distribution, review, discuss with management and the internal and external auditors and recommend to the Board for approval, Pengrowth’s audited annual financial statements, annual earnings press releases, annual information form, all statements including the related management’s discussion and analysis required in prospectuses and other offering memoranda, financial statements required by regulatory authorities, all prospectuses and all documents which may be incorporated by reference into a prospectus, including without limitation, the annual information circular. Approve, on behalf of the Board, Pengrowth’s interim financial statements and related management’s discussion and analysis and interim earnings press releases. This review should include discussions with management, the internal auditors and the external auditors of significant issues regarding accounting principles, practices and judgements. Discuss any significant changes to Pengrowth’s accounting principles and any items required to be communicated by the external auditors in accordance with Assurance and Related Services Guideline #11 (AuG-11).

3.	Ensure that adequate procedures are in place for the review of Pengrowth’s public disclosure of financial information extracted or derived from Pengrowth’s financial statements, other than the public disclosure referred to in paragraph 2 above and periodically assess the adequacy of those procedures.

4.	Be responsible for reviewing the disclosure contained in Pengrowth’s annual information form as required by Form 52-110F1 Audit Committee Information Required in an AIF, attached to NI 52-110. If proxies are solicited for the election of directors of the Corporation, the Audit Committee shall be responsible for ensuring that Pengrowth’s information circular includes a cross-reference to the sections in Pengrowth’s annual information form that contain the information required by Form 52-110F1.

EXTERNAL AUDITORS

1.	The Audit Committee shall advise the external auditors of their accountability to the Audit Committee and the Board as representatives of the unitholders of the Trust to whom the external auditors are ultimately responsible. The external auditors shall report directly to the Audit Committee. The Audit Committee is directly responsible for overseeing the work of the external auditors, shall review at least annually the independence and performance of the external auditors and shall annually recommend to the Board the appointment of the external auditors or approve any discharge of auditors when circumstances warrant. The Audit Committee shall, on an annual basis, obtain and review a report by the external auditor describing: (i) the external auditor's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues; and (iii) all relationships between the independent auditor and Pengrowth.

2.	Approve the fees and other compensation to be paid to the external auditors.

3.	Pre-approve all services to be provided to Pengrowth or its subsidiary entities by Pengrowth's external auditors and all related terms of engagement.

OTHER AUDIT COMMITTEE RESPONSIBILITIES

1.	Establish procedures for: (i) the receipt, retention and treatment of complaints received by Pengrowth regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential and anonymous submission by employees of Pengrowth of concerns regarding questionable accounting or auditing matters.

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2.	Review and approve Pengrowth’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of Pengrowth.

DISCRETIONARY DUTIES

The Audit Committee’s responsibilities may, at the Audit Committee’s discretion, also include the following:

REVIEW PROCEDURES

1.	In consultation with management, the internal auditors and the external auditors, consider the integrity of Pengrowth’s financial reporting processes and controls and the performance of Pengrowth’s internal financial accounting staff; discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures; and review significant findings prepared by the internal or external auditors together with management's responses.

2.	Review, with financial management, the internal auditors and the external auditors, Pengrowth’s policies relating to risk management and risk assessment.

3.	Meet separately with each of management, the internal auditors and the external auditors to discuss difficulties or concerns, specifically: (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; (ii) any changes required in the planned scope of the audit; and (iii) the responsibilities, budget, and staffing of the internal audit function, and report to the Board on such meetings.

4.	Conduct an annual performance evaluation of the Audit Committee.

INTERNAL AUDITORS

1.	Review the annual audit plans of the internal auditors.

2.	Review the significant findings prepared by the internal auditors and recommendations issued by any external party relating to internal audit issues, together with management’s response.

3.	Review the adequacy of the resources of the internal auditors to ensure the objectivity and independence of the internal audit function.

4.	Consult with management on management’s appointment, replacement, reassignment or dismissal of the internal auditors.

5.	Ensure that the internal auditors have access to the Board Chairman and the President and CEO.

EXTERNAL AUDITORS

1.	On an annual basis, the Audit Committee should review and discuss with the external auditors all significant relationships they have with Pengrowth that could impair the auditors’ independence.

2.	The Audit Committee shall review the external auditors audit plan – discuss scope, staffing, locations, and reliance upon management and general audit approach.

3.	Consider the external auditors’ judgments about the quality and appropriateness of Pengrowth’s accounting principles as applied in its financial reporting.

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4.	Be responsible for the resolution of disagreements between management and the external auditors regarding financial performance.

5.	Ensure compliance by the external auditors with the requirements set forth in National Instrument 52-108 Auditor Oversight.

6.	Ensure that the external auditors are participants in good standing with the Canadian Public Accountability Board (“CPAB”) and participate in the oversight programs established by the CPAB from time to time and that the external auditors have complied with any restrictions or sanctions imposed by the CPAB as of the date of the applicable auditor’s report relating to Pengrowth's annual audited financial statements.

7.	Monitor compliance with the lead auditor rotation requirements of Regulation S-X.

OTHER AUDIT COMMITTEE RESPONSIBILITIES

1.	On at least an annual basis, review with Pengrowth’s legal counsel any legal matters that could have a significant impact on the organization’s financial statements, Pengrowth’s compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies.

2.	Annually prepare a report to unitholders as required by the United States’ Securities and Exchange Commission; the report should be included in Pengrowth’s annual information circular.

3.	Ensure due compliance with each obligation to certify, on an annual and interim basis, internal control over financial reporting and disclosure controls and procedures in accordance with applicable securities laws and regulations.

4.	Review all exceptions to established policies, procedures and internal controls of Pengrowth, which have been approved by any two officers of the Corporation.

5.	Perform any other activities consistent with this Charter, the Trust Indenture, the Corporation's by-laws, and other governing law as the Audit Committee or the Board deems necessary or appropriate.

6.	Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

COMMUNICATION, AUTHORITY TO ENGAGE ADVISORS AND EXPENSES

The Audit Committee shall have direct access to such officers and employees of Pengrowth, to Pengrowth’s internal and external auditors and to any other consultants or advisors, as well as to such information respecting Pengrowth it considers necessary to perform its duties and responsibilities.

Any employee may bring before the Audit Committee, on a confidential basis, any concerns relating to matters over which the Audit Committee has oversight responsibilities.

The Audit Committee has the authority to engage the external auditors, independent legal counsel and other advisors as it determines necessary to carry out its duties and to set the compensation for any auditors, counsel and other advisors, such engagement to be at Pengrowth’s expense. Pengrowth shall be responsible for all other expenses of the Audit Committee that are deemed necessary or appropriate by the Audit Committee in order to carry out its duties.

Adopted by the Board of the Corporation, in its capacity as administrator of the Trust, on March 8, 2010.

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Schedule “A”

Excerpt from Multilateral Instrument 52-110

Standard of “Independence”

1.	An audit committee member is independent if he or she has no direct or indirect material relationship with Pengrowth.

2.	For the purposes of paragraph 1, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

3.	Despite paragraph 2, the following individuals are considered to have a material relationship with Pengrowth:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of Pengrowth;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of Pengrowth;

(c)	an individual who:

(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is Pengrowth’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on Pengrowth’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of Pengrowth’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of Pengrowth received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

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4.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because he or she had a relationship identified in paragraph 3 if that relationship ended before March 30, 2004.

5.	For the purposes of paragraphs 3(c) and 3(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

6.	For the purposes of paragraph 3(f), direct compensation does not include

(a)	remuneration for acting as a member of the Board or any Board committee of Pengrowth, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.

7.	Despite paragraph 3, an individual will not be considered to have a material relationship with Pengrowth solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of Pengrowth, or

(b)	acts, or has previously acted, as a chair or vice-chair of the Board or of any Board committee of Pengrowth on a part-time basis.

8.	Despite any determination made under paragraphs 1 through 7, an individual who

(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from Pengrowth, other than as remuneration for acting in his or her capacity as a member of the Board or any Board committee, or as a part-time chair or vice-chair of the Board or any Board committee; or

(b)	is an affiliated entity of Pengrowth or any of its subsidiary entities,

is considered to have a material relationship with Pengrowth.

9.	For the purposes of paragraph 8, the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual's home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to Pengrowth.

10.	For the purposes of paragraph 8, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with Pengrowth if the compensation is not contingent in any way on continued service.

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Standard of “Financial Literacy”

An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Pengrowth’s financial statements.

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Schedule “B”

Excerpts from Rule 10A-3 of the Securities and Exchange Act of 1934

Standard of “Independence”

b.	Required standards.

1.	Independence.

i.	Each member of the audit committee must be a member of the board of directors of the listed issuer, and must otherwise be independent; provided that, where a listed issuer is one of two dual holding companies, those companies may designate one audit committee for both companies so long as each member of the audit committee is a member of the board of directors of at least one of such dual holding companies.

ii.	Independence requirements for non-investment company issuers. In order to be considered to be independent for purposes of this paragraph (b)(1), a member of an audit committee of a listed issuer that is not an investment company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

A.	Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

B.	Be an affiliated person of the issuer or any subsidiary thereof.

e.	Definitions. Unless the context otherwise requires, all terms used in this section have the same meaning as in the Act. In addition, unless the context otherwise requires, the following definitions apply for purposes of this section:

1.

i.	The term affiliate of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

ii.

A.	A person will be deemed not to be in control of a specified person for purposes of this section if the person:

1.	Is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person; and

2.	Is not an executive officer of the specified person.

B.	Paragraph (e)(1)(ii)(A) of this section only creates a safe harbor position that a person does not control a specified person. The existence of the safe harbor does not create a presumption in any way that a person exceeding the ownership requirement in paragraph (e)(1)(ii)(A)(1) of this section controls or is otherwise an affiliate of a specified person.

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iii.	The following will be deemed to be affiliates:

A.	An executive officer of an affiliate;

B.	A director who also is an employee of an affiliate;

C.	A general partner of an affiliate; and

D.	A managing member of an affiliate.

iv.	For purposes of paragraph (e)(1)(i) of this section, dual holding companies will not be deemed to be affiliates of or persons affiliated with each other by virtue of their dual holding company arrangements with each other, including where directors of one dual holding company are also directors of the other dual holding company, or where directors of one or both dual holding companies are also directors of the businesses jointly controlled, directly or indirectly, by the dual holding companies (and, in each case, receive only ordinary-course compensation for serving as a member of the board of directors, audit committee or any other board committee of the dual holding companies or any entity that is jointly controlled, directly or indirectly, by the dual holding companies).

4.	The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

8.	The term indirect acceptance by a member of an audit committee of any consulting, advisory or other compensatory fee includes acceptance of such a fee by a spouse, a minor child or stepchild or a child or stepchild sharing a home with the member or by an entity in which such member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary of the issuer.

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Schedule “C”

Excerpts from Rule 303A.00 of the New York Stock Exchange

303A.02 “Independence” Tests

The NYSE Listed Company Manual contains the following provisions regarding the independence requirements of members of the audit committee:

(a)	No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Companies must identify which directors are independent and disclose the basis for that determination.

(b)	In addition, a director is not independent if:

(i)	The director is, or has been within the last three years, an employee of the listed company, or an immediate family member is, or has been within the last three years, an executive officer, of the listed company.

(ii)	The director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the listed company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii)	(A) The director is a current partner or employee of a firm that is the company’s internal or external auditor; (B) the director has an immediate family member who is a current partner of such a firm; (C) the director has an immediate family member who is a current employee of such a firm and personally works on the listed company’s audit; or (D) the director or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the listed company’s audit within that time.

(iv)	The director or an immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the listed company's present executive officers at the same time serves or served on that company's compensation committee.

(v)	The director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues.

General Commentary to Section 303A.02(b):

An “immediate family member” includes a person’s spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person’s home. When applying the look-back provisions in Section 303A.02(b), listed companies need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

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For the purposes of Section 303A, the term “executive officer” has the same meaning specified for the term “officer” in Rule 16a-1(f) under the Securities Exchange Act of 1934 as follows:

The term “officer” shall mean an issuer’s president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the issuer. Officers of the issuer's parent(s) or subsidiaries shall be deemed officers of the issuer if they perform such policy-making functions for the issuer. In addition, when the issuer is a limited partnership, officers or employees of the general partner(s) who perform policy-making functions for the limited partnership are deemed officers of the limited partnership. When the issuer is a trust, officers or employees of the trustee(s) who perform policy-making functions for the trust are deemed officers of the trust.

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SCHEDULE A

ORDINARY RESOLUTION TO APPROVE AMENDMENTS TO THE RIGHTS INCENTIVE PLAN AND THE DEU PLAN AND TO ADOPT THE 2010 LONG TERM INCENTIVE PLAN

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	The Rights Incentive Plan and the DEU Plan each be amended to set the maximum number of Trust Units reserved for issuance upon the exercise of Rights or DEUs at five (5) percent of the number of Trust Units issued and outstanding from time to time.

2.	The DEU Plan be amended to:

(a)	Delete Section 2.1(e) in its entirety and replace it with the following:

““Change of Control” means, subject as hereinafter provided, the occurrence of the effective date or closing, as the case may be, of any of the transactions set out in subsections (i) to (iii) below:

(i)	the acquisition at any time, and by whatever means, by any person, or any group of two or more persons acting jointly or in concert, of the direct or indirect beneficial ownership of voting securities of the Trust, or rights to acquire such securities, which, together with such person’s or persons’ then beneficially owned voting securities of the Trust, or rights to acquire such securities, represents, assuming the full exercise of any and all such rights, more than 50% of the then issued and outstanding voting securities of the Trust, as the case may be; or

(ii)	any arrangement, merger or other form of reorganization or restructuring of the Trust if individuals who were members of the Board immediately prior to the completion of such transaction do not constitute a majority of members of the Board upon completion of such transaction; or

(iii)	any transaction in respect of which the Board of Directors has determined that a change of control within the meaning of this definition has occurred or will occur upon consummation of such transaction, which determination will be binding and conclusive for all purposes of this Plan.

Notwithstanding the foregoing, other than in respect of (iii) above, the following transaction shall not, for greater certainty, constitute a “Change of Control” hereunder:

(iv)	a transaction that relates to or is in connection an internal reorganization or other reorganization or restructuring involving the Trust or its Unitholders or any of the subsidiaries of the Trust or any combination thereof, whether or not any such transaction involves one or more other entities, provided that,

(A)

the holders of the outstanding voting securities of the Trust, or as a result of a reorganization after the date hereof, any entity, other than the Trust, that is the ultimate parent of the Trust (through the direct of indirect holding of 50% or more of the voting securities of the Trust) or the Trust itself if no other entity controls the Trust (through the direct or indirect holding of 50% or more of the voting securities of the Trust) immediately prior to the completion of such transaction hold, directly or indirectly (including through the Trust or other entity), 50% or more of the

SA-1

outstanding voting securities of the Trust upon completion of such transaction (and, for clarity, market trades in consequence of any such transaction or the announcement thereof shall not be taken into account), and

(B)	individuals who were members of the Board immediately prior to the completion of such transaction constitute a majority of members of the Board upon completion of such transaction.”

(b)	Delete Section 4.5 in its entirety and replace it with the following:

“4.5	If, before the vesting of a Deferred Entitlement Unit in accordance with the terms thereof, a Change of Control shall occur then, unless otherwise determined by the Board prior to the Change of Control, immediately prior to the time a Change of Control occurs, all previously unvested Deferred Entitlement Units credited to a Participant’s Deferred Entitlement Unit Account shall immediately vest and shall become Vested Deferred Entitlement Units. Such vesting of Deferred Entitlement Units shall, unless otherwise determined in advance by the Board, be effective as of the date of the Change of Control and shall be conditional on the consummation of such Change of Control. Any Deferred Entitlement Units that have been credited to a Deferred Entitlement Unit Account of a Participant to whom this Section 4.5 applies and which do not become Vested Deferred Entitlement Units pursuant to this Section 4.5 shall be terminated and forfeited.”

3.	The 2010 Long Term Incentive Plan, as more particularly described in, and attached as Appendix 1 to, the Circular, is hereby authorized and approved, provided, however, that no securities will be issued in connection with such plan until Pengrowth completes its conversion to a dividend paying corporation, as more fully described in the Circular.

GENERAL

4.	The Board, on behalf of the Corporation, is hereby authorized to make such further amendments or revisions as the Board may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Board may deem necessary or advisable, to give effect to the amendments described above and in the Circular.

5.	The Trustee is hereby authorized to make such further amendments or revisions as the Trustee may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Trustee may deem necessary or advisable, to give effect to the amendments described above and in the Circular.

6.	The Corporation and the Trustee are hereby authorized and directed, on behalf of the Trust, to execute all documents and do all things as deemed necessary or desirable to implement this resolution.

All terms defined in the Management Information Circular of the Trust dated March 31, 2010, have the same respective meanings in this resolution when used herein.

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SCHEDULE B

EXTRAORDINARY RESOLUTION TO ENACT AMENDED AND RESTATED BY-LAWS OF THE CORPORATION

IT IS RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.	By-Law No. 1 of the Corporation, being a by-law relating generally to the conduct of the business and affairs of the Corporation in the form attached as Exhibit “B-1” hereto, is hereby approved and enacted;

GENERAL

2.	The Board, on behalf of the Corporation, is hereby authorized to make such further amendments or revisions as the Board may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Board may deem necessary or advisable, to give effect to the amendments described above and in the Circular.

3.	The Trustee is hereby authorized to make such further amendments or revisions as the Trustee may deem necessary or advisable, and such mechanical, incidental and other amendments or revisions as the Trustee may deem necessary or advisable, to give effect to the amendments described above and in the Circular.

4.	The Corporation and the Trustee are hereby authorized and directed, on behalf of the Trust, to execute all documents and do all things as deemed necessary or desirable to implement this resolution.

All terms defined in the Management Information Circular of the Trust dated March 31, 2010, have the same respective meanings in this resolution when used herein.

EXHIBIT “B-1”

BY-LAWS

PENGROWTH CORPORATION

BY-LAW NO. 1

PENGROWTH CORPORATION

BY-LAW NO. 1

A by-law relating generally to the conduct of the business and affairs of PENGROWTH CORPORATION (hereinafter called the “Corporation”).

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

DEFINITIONS

1.            In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)	“Act” means the Business Corporations Act (Alberta) and the regulations made thereunder, as from time to time amended, and in the case of such amendment any reference in the by-laws shall be read as referring to the amended provisions thereof;

(b)	“board” means the board of directors of the Corporation;

(c)	“by-laws” means the by-laws of the Corporation from time to time in force and effect;

(d)	all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(e)	words importing the singular number only shall include the plural and vice versa; words importing the masculine gender shall include the feminine and neuter genders; and

(f)	the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

2.            The Corporation shall at all times have a registered office within Alberta. Subject to subsection (4) of section 20 of the Act, the directors of the Corporation may at any time:

(a)	change the address of the registered office within Alberta;

(b)	designate, or revoke or change a designation of, a records office within Alberta; or

(c)	designate, or revoke or change a designation of, a post office box within Alberta as the address for service by mail of the Corporation.

SEAL

3.            The corporate seal of the Corporation shall be such as the directors may by resolution from time to time adopt.

DIRECTORS

4.            Number.    The number of directors shall be the number fixed by the articles, or where the articles specify a variable number, the number shall be not less than the minimum and not more than the maximum number so specified and shall be determined from time to time within such limits by resolution of the shareholders or the board of directors. At least 25% of the directors shall be resident Canadians.

5.            Vacancies.    Subject to section 111 of the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles. If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder. If the shareholders have adopted an amendment to the articles to increase the number or minimum number of directors, and have not, at the meeting at which they adopted the amendment, elected an additional number of directors authorized by the amendment, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.

A director appointed or elected to fill a vacancy holds office for the unexpired term of his predecessor.

6.            Powers.    Subject to any unanimous shareholder agreement, the directors shall manage the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not expressly directed or required to be done in some other manner by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute.

7.            Duties.    Every director and officer of the Corporation in exercising his powers and discharging his duties shall:

(a)	act honestly and in good faith with a view to the best interests of the Corporation; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

8.            Qualification.    The following persons are disqualified from being a director of the Corporation:

(a)	anyone who is less than 18 years of age;

(b)	anyone who

(i)	is a dependent adult as defined in the Dependent Adults Act or is the subject of a certificate of incapacity under that Act,

(ii)	is a formal patient as defined in the Mental Health Act,

(iii)	is the subject of an order under The Mentally Incapacitated Persons Act appointing a committee of his person or estate or both, or

(iv)	has been found to be a person of unsound mind by a court elsewhere than in Alberta;

(c)	a person who is not an individual; and

(d)	a person who has the status of bankrupt.

Unless the articles otherwise provide, a director of the Corporation is not required to hold shares issued by the Corporation.

9.            Term of Office.    A director’s term of office (subject to the provisions, if any, of the Corporation’s articles or any unanimous shareholder agreement, and subject to his election for an expressly stated term) shall be from the date of the meeting at which he is elected or appointed until the close of the first annual meeting of shareholders following his election or appointment or until his successor is elected or appointed.

10.            Election.    Subject to sections 106 and 107 of the Act, shareholders of the Corporation shall, by ordinary resolution at the first meeting of shareholders and at each succeeding annual meeting at which an election of directors is required, elect directors to hold office for a term expiring not later than the close of the next annual meeting of shareholders following the election. A director not elected for an expressly stated term ceases to hold office at the close of the first annual meeting of shareholders following his election but, if qualified, is eligible for re-election. Notwithstanding the foregoing, if directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are elected.

If a meeting of shareholders fails to elect the number or the minimum number of directors required by the articles by reason of the disqualification or death of any candidate, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum.

11.            Consent to Election.    A person who is elected or appointed a director is not a director unless he was present at the meeting when he was elected or appointed and did not refuse to act as a director or, if he was not present at the meeting when he was elected or appointed, he consented to act as a director in writing before his election or appointment or within 10 days after it or he has acted as a director pursuant to the election or appointment.

12.            Removal.    Subject to sections 107 and 109 of the Act, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director from office before the expiration of his term of office and may, by a majority of votes cast at the meeting, elect any person in his stead for the remainder of his term.

13. Vacation	of Office. A director of the Corporation ceases to hold office when:

(a)	he dies or resigns;

(b)	he is removed from office; or

(c)	he becomes disqualified.

A resignation of a director becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

14.            Validity of Acts.    An act of a director or officer is valid notwithstanding an irregularity in his election or appointment or a defect in his qualification. An act of the directors or a committee of directors is valid notwithstanding non-compliance with paragraphs 4, 21 or 23 hereof.

MEETINGS OF DIRECTORS

15.            Place of Meeting.    Unless the articles otherwise provide, meetings of directors and of any committee of directors may be held at any place. A meeting of directors may be convened by the Chairman of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

16.            Notice.    Notice of the time and place for the holding of any meeting of directors or of any committee of directors shall be sent to each director or each director who is a member of such committee, as the case may be, not less than twenty-four (24) hours before the time of the meeting; provided that a meeting of directors or of any committee of directors may be held at any time without notice if all the directors or members of such committee are present (except where a director attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors waive notice of the meeting. The notice of a meeting of directors shall specify any matter referred to in subsection (3) of section 115 of the Act that is to be dealt with at the meeting, but need not specify the purpose or the business to be transacted at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

17.            Waiver of Notice.    Notice of any meeting of directors or of any committee of directors or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any director in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at any meeting of directors or of any committee of directors is a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

18.            Omission of Notice.    The accidental omission to give notice of any meeting of directors or of any committee of directors to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at such meeting.

19.            Electronic Participation.    A director may participate in a meeting of directors or of any committee of directors by means of telephone or other communication facilities that permit all persons participating in the meeting to communicate with each other, and a director participating in a meeting by those means is deemed for the purposes of the Act and this by-law to be present at that meeting.

20.            Adjournment.    Any meeting of directors or of any committee of directors may be adjourned from time to time by the chairman of the meeting, with the consent of the meeting, to a fixed time and place. Notice of an adjourned meeting of directors or committee of directors is not required to be given if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

21.            Quorum and Voting.    Subject to the articles, a majority of the number of directors constitutes a quorum at any meeting of directors and, notwithstanding any vacancy among the directors, a quorum of directors may exercise all the powers of the directors. Subject to subsections (3) and (4) of section 114 of the Act, directors shall not transact business at a meeting of directors unless a quorum is present and at least 25% of the directors present are resident Canadians. Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman of the meeting in addition to his original vote shall have a second or casting vote.

22.            Resolution in Lieu of Meeting.    Subject to the articles or a unanimous shareholder agreement, a resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of directors, and signed by all the directors entitled to vote at that meeting, satisfies all the requirements of the Act and this by-law relating to meetings of directors.

COMMITTEES OF DIRECTORS

23.            General.    The directors may from time to time appoint from their number a managing director, who must be a resident Canadian, or a committee of directors, at least 25% of whom shall be resident Canadians, and may delegate to the managing director or such committee any of the powers of the directors, except that no managing director or committee shall have the authority to:

(a)	submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)	fill a vacancy among the directors or in the office of auditor;

(c)	issue securities except in the manner and on the terms authorized by the directors;

(d)	declare dividends;

(e)	purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors;

(f)	pay a commission referred to in section 42 of the Act;

(g)	approve a management proxy circular;

(h)	approve any annual financial statements to be placed before the shareholders of the Corporation; or

(i)	adopt, amend or repeal by-laws of the Corporation.

Notwithstanding the foregoing and subject to the articles or any unanimous shareholder agreement, the directors may, by resolution, delegate to a director, managing director or committee of directors the power to:

(a)	borrow money on the credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	subject to section 45 of the Act, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

24.            Audit Committee.    Subject to and in accordance with section 171 of the Act, if any of the issued shares of the Corporation, or securities of the Corporation which may or might be exchanged for or converted into shares of the Corporation, were part of a distribution to the public and the Corporation has more than fifteen shareholders, the directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as he shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat, and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

25.             Subject to the articles or any unanimous shareholder agreement, the directors of the Corporation may fix the remuneration of the directors, officers and employees of the Corporation. Any remuneration paid to a director of the Corporation shall be in addition to the salary paid to such director in his capacity as an officer or employee of the Corporation. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation’s behalf other than the routine work ordinarily required of a director of the Corporation. The confirmation of any such resolution by the shareholders shall not be required. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

The aggregate remuneration paid to the directors and the aggregate remuneration paid to the five highest paid officers and employees, other than directors, shall be disclosed to the shareholders at every annual meeting.

SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

26.            The directors in their discretion may submit any contract, act or transaction for approval, ratification or confirmation at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified and/or confirmed by every shareholder of the Corporation.

CONFLICT OF INTEREST

27.            A director or officer of the Corporation who is a party to a material contract or proposed material contract with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his interest at the time and in the manner provided in the Act. Except as provided in the Act, no such director of the Corporation shall vote on any resolution to approve such contract. If a material contract is made between the Corporation and one or more of its directors or officers, or between the Corporation and another person of which a director or officer of the Corporation is a director or officer or in which he has a material interest, (i) the contract is neither void nor voidable by reason only of that relationship, or by reason only that a director with an interest in the contract is present at or is counted to determine the presence of a quorum at a meeting of directors or committee of directors that authorized the contract, and (ii) a director or officer or former director or officer of the Corporation to whom a profit accrues as a result of the making of the contract is not liable to account to the Corporation for that profit by reason only of holding office as a director or officer, if the director or officer disclosed his interest in accordance with the provisions of the Act and the contract was approved by the directors or the shareholders and it was reasonable and fair to the Corporation at the time it was approved. This paragraph is subject to any unanimous shareholder agreement.

FOR THE PROTECTION OF DIRECTORS AND OFFICERS

28.            No director or officer for the time being of the Corporation shall be liable to the Corporation for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or corporation including any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office of trust or in relation thereto, unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith with a view to the best interests of the Corporation, and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, provided that nothing herein contained shall relieve a director or officer from the duty to act in accordance with the Act or relieve him from liability under the Act. The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the directors. If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact of his being a shareholder, director or officer of the Corporation or body corporate or member of the firm shall not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

INDEMNITIES TO DIRECTORS AND OTHERS

29.            (1)    Subject to section 124 of the Act, except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

(a)	he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

(2)    The Corporation shall, subject to the approval of a Court (as defined in the Act), indemnify a person referred to in subparagraph 29(1) hereof in respect of an action by or on behalf of the Corporation or a body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with such action if he fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.

(3)    Notwithstanding anything in this paragraph 29, a person referred to in subparagraph 29(1) shall be entitled to indemnity from the Corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if the person seeking indemnity:

(a)	was substantially successful on the merits of his defence of the action or proceeding; and

(b)	fulfills the conditions set out in subparagraph 29(1)(a) and (b) hereof.

OFFICERS

30.            Appointment of Officers.    Subject to the articles or any unanimous shareholder agreement, the directors annually or as often as may be required may appoint from among themselves a Chairman of the Board and shall appoint a President and a Secretary. None of such officers except the Chairman of the Board need be a director of the Corporation although a director may be appointed to any office of the Corporation. Two or more offices of the Corporation may be held by the same person. The directors may from time to time appoint such other officers, employees and agents as they shall deem necessary who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors. The directors may from time to time and subject to the provisions of the Act, vary, add to or limit the duties and powers of any officer, employee or agent.

31.            Removal of Officers and Vacation of Office.    Subject to the articles or any unanimous shareholder agreement, all officers, employees and agents, in the absence of agreement to the contrary, shall be subject to removal by resolution of the directors at any time, with or without cause.

An officer of the Corporation ceases to hold office when he dies, resigns or is removed from office. A resignation of an officer becomes effective at the time a written resignation is sent to the Corporation, or at the time specified in the resignation, whichever is later.

32.            Vacancies.    If the office of President, Secretary, or any other office created by the directors pursuant to paragraph 30 hereof shall be or become vacant by reason of death, resignation or in any other manner whatsoever, the directors shall, in the case of the President and Secretary, and may, in the case of any other officers, appoint an individual to fill such vacancy.

33.            Chairman of the Board.    The Chairman of the Board (if any) shall, if present, preside as chairman at all meetings of the board and of shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors.

34.            President.    The President shall be the chief executive officer of the Corporation (except as may otherwise be specified by the board of directors) and shall, subject to the direction of the board of directors, exercise general supervision and control over the business and affairs of the Corporation. In the absence of the Chairman of the Board (if any), and if the President is also a director of the Corporation, the President shall, when present, preside as chairman at all meetings of directors and shareholders. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

35.            Secretary.    The Secretary shall give or cause to be given notices for all meetings of directors, any committee of directors and shareholders when directed to do so and shall, subject to the provisions of the Act, maintain the records referred to in subsections (1), (3) and (5) of section 21 of the Act. He shall sign such contracts, documents or instruments in writing as require his signature and shall have such other powers and shall perform such other duties as may from time to time be assigned to him by resolution of the directors or as are incident to his office.

36.            Managing Director.    The directors may from time to time appoint from their number a Managing Director who must be a resident Canadian and may delegate to the Managing Director any of the powers of the directors subject to the limits on authority provided by subsection (3) of section 115 of the Act. The Managing Director shall conform to all lawful orders given to him by the directors and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by the Managing Director shall be subject to discharge by the directors.

37.            Duties of Officers may be Delegated.    In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

SHAREHOLDERS’ MEETINGS

38.            Annual Meeting.    Subject to sections 131 and 132 of the Act, the annual meeting of shareholders shall be held at the registered office of the Corporation or at a place elsewhere within Alberta determined by the directors on such day in each year and at such time as the directors may determine.

39.            Special Meetings.    The directors of the Corporation may at any time call a special meeting of shareholders to be held on such day and at such time and, subject to section 131 of the Act, at such place within Alberta as the directors may determine.

40.            Meeting on Requisition of Shareholders.    The holders of not less than five percent (5%) of the issued shares of the Corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition. The requisition shall state the business to be transacted at the meeting and shall be sent to each director and to the registered office of the Corporation. Subject to subsection (3) of section 142 of the Act, upon receipt of the requisition, the directors shall call a meeting of shareholders to transact the business stated in the requisition. If the directors do not within twenty-one days after receiving the requisition call a meeting, any shareholder who signed the requisition may call the meeting.

41.            Notice.    A notice in writing of a meeting of shareholders stating the day, hour and place of meeting and if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment on that business and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, who on the record date for notice is registered on the records of the Corporation or its transfer agent as a shareholder, to each director of the Corporation and to the auditor of the Corporation not less than 21 days and not more than 50 days (exclusive of the day of mailing and of the day for which notice is given) before the date of the meeting; provided that a meeting of shareholders may be held for any purpose on any day and at any time and, subject to section 131 of the Act, at any place without notice if all the shareholders and all other persons entitled to attend such meeting are present in person or represented by proxy at the meeting (except where a shareholder or other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and all other persons entitled to attend such meeting and not present in person nor represented by proxy thereat waive notice of the meeting.

A director of the Corporation is entitled to receive notice of and to attend and be heard at every meeting of shareholders of the Corporation.

The auditor of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard at every meeting on matters relating to his duties as auditor.

42.            Waiver of Notice.    Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any meeting or in the notice thereof may be waived by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation in writing or by telecopy, telegram, cable or telex addressed to the Corporation or in any other manner, and any such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a shareholder or any other person entitled to attend a meeting of shareholders is a waiver of notice of such meeting, except when he attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

43.            Omission of Notice.    The accidental omission to give notice of any meeting of shareholders to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any such meeting.

44.            Record Dates.    The directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation distribution or (iii) for any other purpose except the right to receive notice of or to vote at a meeting of shareholders, but such record date shall not precede by more than 50 days the particular action to be taken.

The directors may also fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 50 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed,

(a)	the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be

(i)	at the close of business on the last business day preceding the day on which the notice is sent; or

(ii)	if no notice is sent, the day on which the meeting is held; and

(b)	the record date for the determination of shareholders for any purpose other than to establish a shareholder’s right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating to that purpose.

45.            Chairman of the Meeting.    In the absence of the Chairman of the Board (if any), the President and any Vice-President who is a director, the shareholders present entitled to vote shall elect another director as chairman of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall elect one of their number to be chairman.

46.            Votes.    Votes at meetings of shareholders may be given either personally or by proxy. Every question submitted to any meeting of shareholders shall be decided on a show of hands except when a ballot is required by the chairman of the meeting or is demanded by a shareholder or proxyholder entitled to vote at the meeting. A shareholder or proxyholder may demand a ballot either before or on the declaration of the result of any vote by show of hands. At every meeting at which he is entitled to vote, every shareholder present in person and every proxyholder shall have one (1) vote on a show of hands. Upon a ballot at which he is entitled to vote every shareholder present in person or by proxy shall (subject to the provisions, if any, of the articles) have one (1) vote for every share registered in his name. In the case of an equality of votes the chairman of the meeting shall not, either on a show of hands or on a ballot, have a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder or proxyholder.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting a declaration by the chairman of the meeting that a resolution has been carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the resolution.

If at any meeting a ballot is demanded on the election of a chairman or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chairman of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be withdrawn.

47.            Right to Vote.    Subject to section 139 of the Act or unless the articles otherwise provide, each share of the Corporation entitles the holder of it to one vote at a meeting of shareholders.

Where a body corporate or association is a shareholder of the Corporation, any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation is the person entitled to vote at all such meetings of shareholders in respect of the shares held by such body corporate or association.

Where a person holds shares as a personal representative, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of the shares so held by him.

Where a person mortgages, pledges or hypothecates his shares, such person or his proxy is the person entitled to vote at all meetings of shareholders in respect of such shares so long as such person remains the registered owner of such shares unless, in the instrument creating the mortgage, pledge or hypothec, he has expressly empowered the person holding the mortgage, pledge or hypothec to vote in respect of such shares, in which case, subject to the articles, such holder or his proxy is the person entitled to vote in respect of the shares.

Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons who are present, in person or by proxy, vote, they shall vote as one on the shares jointly held by them.

48.            Proxies.    Every shareholder, including a shareholder that is a body corporate, entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder and one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in written or printed form and shall be executed by the shareholder or by his attorney authorized in writing and is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act:

The undersigned shareholder of              hereby appoints              of             , whom failing,              of              as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the      day of                     , 20     and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof.

Dated the      day of                     , 20    .

Signature of Shareholder

The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight (48) hours, excluding Saturdays, Sundays and holidays, preceding the meeting or an adjournment of the meeting before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

The chairman of the meeting of shareholders may in his discretion accept any written communication (including without limitation any telecopy, telegram, cable or telex) as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been deposited with the Corporation, and any votes given in accordance with such written communication accepted by the chairman of the meeting shall be valid and shall be counted.

49.            Electronic Participation.    A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to communicate with each other and a person participating in such a meeting by those means is deemed for the purposes of the Act and this by-law to be present at the meeting.

50.            Adjournment.    The chairman of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and if the meeting is adjourned by one or more adjournments for an aggregate of less than thirty (30) days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) days, subsection (1) of section 149 of the Act does not apply.

Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at the adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

51.            Quorum.    Two (2) persons present and each holding or representing by proxy at least one (1) issued share of the Corporation shall be a quorum at any meeting of shareholders for the election of a chairman of the meeting and for the adjournment of the meeting to a fixed time and place but not for the transaction of any other business; for all other purposes two (2) persons present and holding or representing by proxy one-twentieth of the shares entitled to vote at the meeting shall be a quorum. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or one shareholder holding a majority of the shares entitled to vote at the meeting, that shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

52.            Resolution in Lieu of Meeting.    A resolution in writing signed by all the shareholders entitled to vote on that resolution is as valid as if it had been passed at a meeting of the shareholders. A resolution in writing dealing with all matters required by the Act or this by-law to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of this Act or the by-law relating to meetings of shareholders.

SHARES AND TRANSFERS

53.             Issuance.    Subject to the articles, any unanimous shareholder agreement and to section 30 of the Act, shares in the Corporation may be issued at the times and to the persons and for the consideration that the directors determine; provided that a share shall not be issued until the consideration for the share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Corporation would have received if the share had been issued for money.

54.             Security Certificates.    A security holder is entitled at his option to a security certificate that complies with the Act or a non-transferable written acknowledgment of his right to obtain a security certificate from the Corporation in respect of the securities of the Corporation held by him. Security certificates shall (subject to compliance with section 48 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture. Any signatures required on a security certificate may be printed or otherwise mechanically reproduced on it. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if he were a director or an officer at the date of its issue.

55.            Agent.    The directors may from time to time by resolution appoint or remove (i) one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers or (ii) an agent or agents to maintain a branch securities register or registers for the Corporation.

56.            Dealings with Registered Holder.    Subject to the Act, the Corporation may treat the registered owner of a security as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the security, and otherwise to exercise all the rights and powers of an owner of the security.

57.            Surrender of Security Certificates.    Subject to the Act, no transfer of a security issued by the Corporation shall be registered unless or until the security certificate representing the security to be transferred has been presented for registration or, if no security certificate has been issued by the Corporation in respect of such security, unless or until a duly executed transfer in respect thereof has been presented for registration.

58.            Defaced, Destroyed, Stolen or Lost Security Certificates.    In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to an agent of the Corporation (if any), on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or if there be an agent, hereinafter in this paragraph referred to as the “Corporation’s agent”, then to the Corporation and the Corporation’s agent) of a bond of a surety company (or other security approved by the directors) in such form as is approved by the directors or by the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation, indemnifying the Corporation (and the Corporation’s agent if any) against all loss, damage or expense, which the Corporation and/or the Corporation’s agent may suffer or be liable for by reason of the issuance of a new security certificate to such owner, and provided the Corporation or the Corporation’s agent does not have notice that the security has been acquired by a bona fide purchaser and before a purchaser described in section 67 of the Act has received a new, reissued or re-registered security, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any one of the Chairman of the Board (if any), the President, a Vice-President, the Secretary or the Treasurer of the Corporation or by resolution of the directors.

59.            Enforcement of Lien for Indebtedness.    Subject to subsection (8) of section 48 of the Act, if the articles of the Corporation provide that the Corporation has a lien on the shares registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation, the directors of the Corporation may sell any such shares in such manner as they think fit until the debt has been paid in full. No sale shall be made until such time as the debt ought to be paid and until a demand and notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default shall have been served on the holder or his legal representative of the shares subject to the lien and default shall have been made in payment of such debt for seven days after service of such notice. Upon any such sale, the proceeds shall be applied, firstly, in payment of all costs of such sale, and, secondly, in satisfaction of such debt and the residue (if any) shall be paid to such shareholder or his legal representative or as he shall direct. Upon any such sale, the directors may enter or cause to be entered the purchaser’s name in the securities register of the Corporation as holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by, any irregularity or invalidity in the proceedings, or be bound to see to the application of the purchase money, and after his name or the name of his legal representative has been entered in the securities register, the regularity and validity of the sale shall not be impeached by any person.

DIVIDENDS

60.            The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation’s articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)	the Corporation is, or would be after the payment be, unable to pay its liabilities as they become due; or

(b)	the realizable value of the Corporation’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 43 of the Act, the Corporation may pay a dividend in money or property.

61.            In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments in respect of such securities.

VOTING SECURITIES IN OTHER BODIES CORPORATE

62.            All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and arrange for the issuance of voting certificates or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

63.            Service.    Any notice or document required by the Act, the articles or the by-laws to be sent to any shareholder or director of the Corporation may be delivered personally to or sent by mail addressed to:

(a)	the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

(b)	the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act.

Such notice or document shall be deemed to have been sent on the day of personal delivery or mailing. With respect to every notice or document sent by mail it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into a post office or into a post office letter box.

64.        Failure to Locate Shareholder.    If the Corporation sends a notice or document to a shareholder and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

65.            Shares Registered in More than one Name.    All notices or documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be sent to whichever of such persons is named first in the records of the Corporation and any notice or document so sent shall be deemed to have been duly sent to all the holders of such shares.

66.            Persons Becoming Entitled by Operation of Law.    Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or document in respect of such shares which prior to his name and address being entered on the records of the Corporation in respect of such shares shall have been duly sent to the person or persons from whom he derives his title to such shares.

67.            Deceased Shareholder.    Any notice or document sent to any shareholder in accordance with paragraph 66 hereof shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of his decease, be deemed to have been duly sent in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and shall be deemed to have been duly sent to his heirs, executors, administrators and legal representatives and all persons (if any) interested with him in such shares.

68.            Signatures upon Notices.    The signature of any director or officer of the Corporation upon any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

69.            Computation of Time.    All computations of time required to be made pursuant to the articles or by-laws of the Corporation shall be made (i) in accordance with the provisions of the Interpretation Act, to the extent such provisions are applicable, and (ii) in any other case, in accordance with the customary meaning ascribed to the words requiring such computation of time.

70.            Proof of Service.    A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the sending of any notice or document to any shareholder, director, officer or auditor or publication of any notice or document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CUSTODY OF SECURITIES

71.            All securities (including without limitation warrants) owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

All securities (including without limitation warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

72.            Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by any director or officer alone or any person or persons authorized by resolution of the directors and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The corporate seal of the Corporation may, when required, be affixed by any director or officer to contracts, documents or instruments in writing signed by him as aforesaid or by the person or persons appointed as aforesaid by resolution of the directors.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, cheques, drafts, orders for the payment of money, notes, acceptances, bills of exchange, conveyances, transfers and assignments of property, real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

The signature or signatures of any director, officer or any person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

FISCAL PERIOD

73.            The fiscal period of the Corporation shall terminate on such day in each year as the board of directors may from time to time by resolution determine.

ENACTED the      day of May, 2010.

President	Corporate Secretary

SCHEDULE C

DESCRIPTION OF LONG TERM INCENTIVE PLANS

This Schedule C provides a description of Pengrowth’s security-based compensation arrangements, as presently constituted. Pengrowth is seeking Unitholder approval of certain amendments to these plans, a full description of which is disclosed in the attached Circular. See “Matters to be Acted Upon at the Meeting – Matter #4 – Amendments to the Rights Incentive Plan, the DEU Plan and Adoption of the 2010 Long Term Incentive Plan.”

TRUST UNIT RIGHTS INCENTIVE PLAN

PURPOSE

The purpose of the Rights Incentive Plan is to advance the interests of Pengrowth by permitting, through the grant and exercise of Trust Unit Rights, Directors, officers and employees of, and direct and indirect service providers to, Pengrowth to acquire Trust Units, thereby: (i) increasing the proprietary interests of such persons in Pengrowth; (ii) aligning their interests with the interests of Unitholders generally; (iii) encouraging them to remain associated with Pengrowth; and (iv) furnishing them with an additional incentive in their efforts on behalf of Pengrowth.

TRUST UNITS SUBJECT TO THE RIGHTS INCENTIVE PLAN

As of March 29, 2010, 2,789,893 Trust Unit Rights were available to be granted under the Rights Incentive Plan, representing approximately 1.0% of the issued and outstanding Trust Units. The number of Trust Units reserved for issuance upon the exercise of Trust Unit Rights may be amended subject to the policies and approval of the Toronto Stock Exchange (“TSX”) and the approval of the Unitholders by way of ordinary resolution at a meeting of the Unitholders. In the aggregate, 11,221,780 Trust Units have been issued pursuant to the exercise of Trust Unit Rights and options granted under Pengrowth’s prior option plan, representing approximately 3.9% of the Trust Units presently issued and outstanding.

If any Trust Unit Rights granted under the Rights Incentive Plan expire or terminate for any reason without having been exercised in full, any Trust Units to which such Trust Unit Rights relate shall be available for the purposes of granting additional Trust Unit Rights under the Rights Incentive Plan.

ADMINISTRATION, ELIGIBILITY AND LIMITATION OF ISSUANCES

The Rights Incentive Plan will be administered by either the Board or by an appointed committee thereof (for the purposes of this section, the “Plan Administrator”), which shall, from time to time, at its sole discretion and subject to the Rights Incentive Plan, determine the participants who shall participate under the Rights Incentive Plan, the number of Trust Unit Rights to be granted to such participants and the terms of vesting of such Trust Unit Rights; provided, however, that: (i) the number of Trust Unit Rights granted to any one participant shall not exceed 5% of the issued and outstanding Trust Units at the date of grant of such Trust Unit Rights (the “Grant Date”), calculated on a non-diluted basis; (ii) the number of Trust Units which may be reserved for issuance to “insiders” (as defined by the policies of the TSX), at any time, under the Rights Incentive Plan and all other security-based compensation arrangements (as defined by the policies of the TSX) of Pengrowth shall not exceed 10% of the issued and outstanding Trust Units calculated on a non-diluted basis; and (iii) the number of Trust Units issued to insiders, within any one-year period, under the Rights Incentive Plan and all other security-based compensation arrangements of Pengrowth cannot exceed 10% of the issued and outstanding Trust Units, calculated on a non-diluted basis. The Plan Administrator may appoint an external administrative agent to assist in the administration of the Rights Incentive Plan.

EXERCISE PRICE

Subject to adjustment pursuant to the terms of the Rights Incentive Plan, the exercise price per Trust Unit Right granted (the “Exercise Price”) shall be not less than the closing market price of the Trust Units on the TSX (the “Market Price”) on the day immediately preceding the Grant Date. If the Trust Units are not traded on the TSX, the Exercise Price shall be equal to the closing market price of the Trust Units on such other stock exchange as the Trust Units may then be traded on the trading day immediately preceding the Grant Date. If the Trust Units are not traded on any stock exchange, the Exercise Price shall be equal to an amount determined by the Plan Administrator in its sole discretion, acting reasonably, based upon such information as may from time to time be available to the Plan Administrator indicating a valuation of the Trust Units.

ADJUSTED EXERCISE PRICE

In the event that the aggregate amount of regular cash distributions of the Trust (“Distributions”) paid to Unitholders during a fiscal quarter, on a per Trust Unit basis pursuant to the Trust Indenture is greater than: (i) 2.5% of the Trust’s Oil and Gas Interests (as defined below) on the Trust’s consolidated balance sheet at the beginning of such fiscal quarter; divided by (ii) the number of Trust Units issued and outstanding at the beginning of such fiscal quarter (the result of such calculation being referred to herein as, the “Threshold Amount”), then the Exercise Price of each outstanding Trust Unit Right shall, at the election of the holder thereof on the date of exercise of such Trust Unit Right, be reduced by an amount equal to: (i) the amount by which the aggregate Distributions for the most recently completed fiscal quarter preceding the date of exercise of such Trust Unit Right, calculated on a per Trust Unit basis, exceeds the Threshold Amount (the “Reduction”); plus (ii) the cumulative amount of any accumulated Reductions from prior fiscal quarters, including the fiscal quarter in which the Trust Unit Rights were granted (such reduced price being the “Adjusted Exercise Price”).

For the purposes of the Rights Incentive Plan, “Oil & Gas Interests” shall be the Trust’s consolidated oil & gas royalty and property interests financially disclosed as net book value of property, plant and equipment.

Upon the exercise of a Trust Unit Right, the Exercise Price shall, at the election of the holder thereof, be reduced by the sum of all Reductions, if any, for each fiscal quarter that such Trust Unit Right was outstanding from the date of grant of the Trust Unit Right to and including the most recently completed fiscal quarter prior to the date of exercise.

For the sake of greater certainty, if, on the date of exercise of a Trust Unit Right, the holder thereof elects not to reduce the Exercise Price of such Trust Unit Right by the aggregate amount of all of the accumulated Reductions, such holder shall not be entitled to receive payment in cash or otherwise in lieu of an adjustment to the Exercise Price by such accumulated Reductions, and such Trust Unit Right shall be exercisable for the Exercise Price as otherwise provided pursuant to the Rights Incentive Plan.

Subject to the approval of the TSX, the Plan Administrator may, without Unitholder approval, vary the formula for calculating the Threshold Amount.

VESTING

Trust Unit Rights granted under the Rights Incentive Plan may be exercised on the basis and schedule to be determined by the Plan Administrator on the Grant Date.

TERM

Trust Unit Rights granted under the Rights Incentive Plan may be exercised during a period (the “Exercise Period”) not exceeding five years from the Grant Date, subject to such terms of vesting as the Plan Administrator may determine in accordance with the Rights Incentive Plan. At the expiration of the applicable Exercise Period (the “Expiry Date”), any Trust Unit Rights which have not been exercised shall expire and become null and void. The Plan Administrator shall not, without first receiving Unitholder approval, extend the Exercise Period where such extension would be for the sole benefit of insiders of Pengrowth.

Notwithstanding the foregoing, if the Expiry Date for a Trust Unit Right occurs during a Blackout Period (as defined in the Rights Incentive Plan) applicable to the relevant participant under the Rights Incentive Plan, or within 10 business days after the expiry of a Blackout Period applicable to the relevant participant under the Rights Incentive Plan, then the Expiry Date for that Trust Unit Right shall be the date that is the 10th business day after the expiry date of the Blackout Period. This section applies to all Trust Unit Rights outstanding under the Rights Incentive Plan.

TERMINATION OF RIGHTS

If a holder of Trust Unit Rights ceases to be a Director, officer, employee or direct or indirect service provider of Pengrowth prior to the Expiry Date:

•

by reason of the death or long term disability (as reasonably determined by the Plan Administrator) of such holder, then all outstanding Trust Unit Rights granted to such holder shall immediately and automatically vest and all such vested Trust Unit Rights granted to such holder shall terminate on the earlier of (i) the date that is one year following the date of death or long term disability; and (ii) the applicable Expiry Date. Only the holder or the person or persons to whom the holder’s rights under the Trust Unit Rights pass by the holder’s will or applicable law shall have the right to exercise part or all of the holder’s outstanding and vested Trust Unit Rights;

•

by reason of retirement (as reasonably determined by the Plan Administrator), then all outstanding Trust Unit Rights granted to such holder shall terminate on the earlier of: (i) the date which is two years following the date of retirement of such holder; or (ii) the applicable Expiry Date;

•	for cause, then all outstanding Trust Unit Rights, whether vested or not, shall immediately and automatically terminate; and

•	for any reason, other than as provided in the foregoing paragraphs,

then all outstanding unvested Trust Unit Rights granted to such holder shall, unless otherwise provided, immediately and automatically terminate. Such holder shall have the right to exercise part or all of his or her outstanding vested Trust Unit Rights at any time up to and including (but not after) the earlier of: (i) the date which is 60 days following the date of such termination, resignation or cessation of employment; and (ii) the applicable Expiry Date.

ASSIGNABILITY

Except as specifically provided in the Rights Incentive Plan, Trust Unit Rights may not be transferred or assigned without the prior consent of the Plan Administrator.

ADJUSTMENTS

In the event that during the Exercise Period of any Trust Unit Rights granted under the Rights Incentive Plan there is a consolidation, subdivision, re-division or change of the Trust Units into a greater or lesser number of Trust Units, outstanding Trust Unit Rights shall be amended to be for such greater or lesser number of Trust Units as would have resulted if the Trust Units represented by such Trust Unit Rights had been issued and outstanding at the date of such consolidation, subdivision, re-division, or change, and the Exercise Price of outstanding Trust Unit Rights shall be adjusted accordingly.

AMENDMENTS

The Board may, at any time, amend, suspend or terminate the Rights Incentive Plan, or any portion of the Rights Incentive Plan, or any Trust Unit Right granted under the Rights Incentive Plan, without Unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of Unitholders or any governmental or regulatory body. However, except as expressly set forth in the Rights Incentive Plan, no action of the Board or Unitholders shall alter or impair the rights of a holder under any Trust Unit Right previously granted to the holder without the consent of the affected holder. Notwithstanding the Board’s ability to amend, suspend or terminate the Rights Incentive Plan at any time, the following specific amendments require Unitholder approval:

(a)	amendments to the number of Trust Units issuable under the Rights Incentive Plan, including an increase to a fixed maximum number of Trust Units or a change from a fixed maximum number of Trust Units to a fixed maximum percentage;

(b)	any amendment which would result in the Exercise Price for any Trust Unit Rights granted under the Rights Incentive Plan being lower than the Market Price of the Trust Units at the time the Trust Unit Right is granted;

(c)	any amendment which reduces the Exercise Price of a Trust Unit Right;

(d)	any amendment extending the term of a Trust Unit Right held by an insider beyond its original Expiry Date except as otherwise permitted by the Rights Incentive Plan; and

(e)	amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

CHANGE OF CONTROL

In the event of a change of control (as such term is defined in the Rights Incentive Plan), all outstanding Trust Unit Rights granted under the Rights Incentive Plan shall vest and be immediately exercisable and each holder thereof shall have the right to exercise part or all of the Trust Unit Rights granted to him under the Rights Incentive Plan at any time up to and including (but not after) the earlier of: (i) the date which is 90 days following the date of the change of control; and (ii) the Expiry Date of the Trust Unit Rights.

DEFERRED ENTITLEMENT UNIT PLAN

PURPOSE

The purpose of the DEU Plan is to provide long-term incentives, through the ownership of Trust Units, in order to attract, retain and motivate Directors, officers, employees and direct and indirect service providers of Pengrowth who make valuable contributions to the long-term success of Pengrowth’s business. DEUs may be granted to the Directors, officers, employees and direct and indirect service providers of Pengrowth.

TRUST UNITS SUBJECT TO THE DEU PLAN

As of March 29, 2010, 2,944,500 DEUs were available to be granted under the DEU Plan, representing approximately 1.0% of the issued and outstanding Trust Units. The maximum number of Trust Units which may be reserved for issuance upon the exercise of DEUs is 5,525,000 Trust Units, representing 1.9% of the Trust Units issued and outstanding as at March 29, 2010; this amount may be amended subject to the policies and approval of the TSX and the approval of the Unitholders by way of ordinary resolution at a meeting of the Unitholders. In the aggregate, 905,063 Trust Units have been issued pursuant to the exercise of DEUs, representing approximately 0.3% of the Trust Units presently issued and outstanding.

ADMINISTRATION, ELIGIBILITY AND LIMITATION OF ISSUANCES

The Board designates those eligible participants who will be granted DEUs. In the case of DEUs granted to officers and employees of, and direct and indirect service providers to, Pengrowth, DEUs entitle the holder thereof to Trust Units, including additional DEUs acquired through the reinvestment of notional distributions, the number of which is determined by Pengrowth’s performance relative to its competitor group. The DEU Plan provides the Board with the authority to establish performance benchmarks and to determine the relationship between the number of DEUs granted and Pengrowth’s overall performance, including, but not limited to, the market price of Trust Units, the financial performance of the Trust and the participant’s ownership levels of Trust Units. It is currently the practice of Pengrowth to limit the maximum number of Trust Units granted to the holder thereof upon the achievement of performance benchmarks to 150% of the aggregate of the DEUs granted plus DEUs acquired through the reinvestment of notional distributions. In the case of DEUs granted to Directors, DEUs entitle the holder thereof to an equivalent number of Trust Units immediately following the date of the DEU grant and to such additional DEUs acquired through the reinvestment of notional distributions.

The DEU Plan includes a distribution reinvestment component, pursuant to which notional distributions on unvested DEUs accrue to the benefit of the holder and are credited to the holder in the form of additional DEUs.

The DEU Plan provides that: (i) the number of Trust Units which may be reserved for issuance to “insiders” (as such term is referred to in the policies of the TSX), at any time, under the DEU Plan and all other security-based compensation arrangements of Pengrowth shall not exceed 10% of the issued and outstanding Trust Units, calculated on a non-diluted basis; and (ii) the number of Trust Units issued to insiders within any one-year period under the DEU Plan and all other security-based compensation arrangements of Pengrowth cannot exceed 10% of the issued and outstanding Trust Units, calculated on a non-diluted basis.

VESTING

DEUs granted to the officers, employees and direct and indirect service providers of Pengrowth typically vest three years following the date of the DEU grant, although vesting periods are determined at the discretion of the Board. DEUs granted to Directors typically vest immediately upon their issuance. Trust Units are issued from treasury upon the exercise of fully vested DEUs.

TERMINATION OF DEUS

In accordance with the terms of the DEU Plan, DEUs shall terminate on the earlier of the following dates:

•

if a participant dies or ceases to be an employee by reason of: (i) retirement from active employment upon reaching the permitted retirement age set by the Board (which is presently defined as age 55 with a minimum of five years of service); (ii) total or permanent disability; or (iii) for any other reason specified by the Board, then all DEUs held in the name of the participant shall be immediately considered vested DEUs, which may be exercised by the holder or the holder’s estate or designated beneficiary; or

•

if a participant, other than a director, ceases to be an eligible person for any reason other than those set out above including, without limitation, termination of his employment by his employer, there shall be forfeited as of the Termination Date such DEUs as are not vested. No cash shall at any time be paid in lieu of any DEUs forfeited. For the purposes of this provision, “Termination Date” means the day that is 60 days from the date on which a participant ceases, for any reason, to be a member of the Board, an officer or an employee of Pengrowth, and where the employment is terminated by Pengrowth, whether wrongful or for cause or otherwise, such date shall be the date notice of termination is provided.

AMENDMENTS

The Board may, at any time, amend, suspend or terminate the DEU Plan, or any portion of the DEU Plan, or any DEUs granted under the DEU Plan, without Unitholder approval, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of Unitholders or any governmental or regulatory body. However, except as expressly set forth in the DEU Plan, no action of the Board or Unitholders shall alter or impair the rights of a holder under any DEU previously granted to the holder without the consent of the affected holder. Notwithstanding the Board’s ability to amend, suspend or terminate the DEU Plan at any time, the following specific amendments require Unitholder approval:

(a)	amendments to the number of Trust Units issuable under the DEU Plan, including an increase to a fixed maximum number of Trust Units or a change from a fixed maximum number of Trust Units to a fixed maximum percentage;

(b)	any amendment extending the term of a DEU held by an insider beyond its original expiry date except as otherwise permitted by the DEU Plan; and

(c)	amendments required to be approved by Unitholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

ASSIGNABILITY

The interest of any participant under the DEU Plan or in any DEU shall be not transferable or alienable by him either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him, but shall enure to the benefit of, and be binding upon, such participant or the designated beneficiary thereof.

ADJUSTMENTS

If the Trust Units are consolidated, subdivided or reclassified, or if any other action of a similar nature affecting the number of Trust Units is taken, then in such event the maximum number of Trust Units which can be issued under the DEU Plan in accordance with the DEU Plan, and the number of DEUs granted to each participant, may be correspondingly adjusted by the Board.

CHANGE OF CONTROL

In the event of a change of control (as such term is defined in the DEU Plan) or possible change of control, the Board may, in their discretion, determine to immediately accelerate the vesting period of any DEUs granted under the DEU Plan.